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As filed with the Securities and Exchange Commission on May 24, 2005

Registration No. 333-124431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALLIANCE IMAGING, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	8071 (Primary Standard Industrial Classification Code Number)	33-0239910 (I.R.S. Employer Identification Number)

1900 S. State College Blvd., Suite 600
Anaheim, California 92806
(714) 688-7100
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Office)

Russell D. Phillips, Jr.
General Counsel and Secretary
Alliance Imaging, Inc.
1900 S. State College Blvd., Suite 600
Anaheim, California 92806
(714) 688-7100
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copy to:
Nicholas S. O'Keefe, Esq.
Latham & Watkins LLP
135 Commonwealth Drive
Menlo Park, California 94025
(650) 463-3018

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration number for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier, effective registration statement for the same offering. ☐

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 24, 2005

PRELIMINARY PROSPECTUS

OFFER TO EXCHANGE

$150,000,000 principal amount of its
7 1/4% Senior Subordinated Notes due 2012
which have been registered under the Securities Act,
for any and all of its outstanding 7 1/4% Senior Subordinated Notes due 2012

•
The exchange offer expires at 5:00 p.m., New York City time, on                        , 2005, unless extended.

•
We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of a new series of notes which are registered under the Securities Act.

•
The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the SEC.

•
You may withdraw tenders of outstanding notes at any time before the exchange offer expires.

•
The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

•
We will not receive any proceeds from the exchange offer.

•
The terms of the new series of notes are substantially identical to the outstanding notes, except for transfer restrictions and registration rights relating to the outstanding notes.

•
You may tender outstanding notes only in denominations of $1,000 and multiples of $1,000.

•
Our affiliates may not participate in the exchange offer.

Please refer to "Risk Factors" beginning on page 8 of this prospectus for a description of the risks you should consider before buying the notes.

We are not making this exchange offer in any state where it is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved of the notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005

        We have not authorized any dealer, salesperson or other people to give any information or make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. This prospectus does not offer to sell or solicit an offer to buy any securities other than the registered notes to which it relates, nor does it offer to buy any of these notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

        The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date.

        This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Alliance Imaging, Inc., 1900 S. State College Blvd., Suite 600, Anaheim, California 92806, Attention: Investor Relations, tel: (714) 688-7100. In addition, to obtain timely delivery of any information you request, you must submit your request no later than                        , 2005, which is five business days before the date the exchange offer expires.

i

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        We have made statements under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus that are forward looking statements. In some cases you can identify these statements by forward looking words such as "may", "will", "should", "expect", "plans", "anticipate", "believe", "estimate", "predict", "seek", "intend" and "continue" or similar words. Forward looking statements may also use different phrases. Forward looking statements address, among other things our future expectations, projections of our future results of operations or of our financial condition and other forward looking information.

        We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or which we do not fully control that could cause actual results to differ materially from those expressed or implied by our forward looking statements, including:

  •
  our high degree of leverage and our ability to service our debt;

  •
  factors affecting our leverage, including interest rates;

  •
  the risk that the counter-parties to our interest rate swap agreements fail to satisfy their obligations under these agreements;

  •
  our ability to incur more indebtedness;

  •
  the effect of operating and financial restrictions in our debt agreements;

  •
  our estimates regarding our capital requirements;

  •
  intense levels of competition in the diagnostic imaging services and imaging systems industry;

  •
  changes in healthcare regulation, including changes in Medicare and Medicaid reimbursement policies, adverse to our services;

  •
  our ability to keep pace with technological developments within our industry;

  •
  the growth in the market for MRI and other services;

  •
  our ability to successfully integrate any future acquisitions; and

  •
  other factors discussed under "Risk Factors."

        This prospectus contains statistical data that we obtained from public industry publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

ii

PROSPECTUS SUMMARY

        In this prospectus, the words "we," "us," "our," "Alliance" and "the Company" refer to Alliance Imaging, Inc., the issuer of the notes, and its subsidiaries. The following summary contains basic information about the Company and this offering. You should read this entire prospectus including our financial statements, the notes to those financial statements and the other financial information, included elsewhere in this prospectus, carefully before making an investment decision. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we have referred you to. Our fiscal year ends on December 31 of each year.

        We will refer to the offering of the private notes as the "private offering." Unless indicated otherwise, the term "notes" refers to both the private notes and the exchange notes.

Our Company

        We are a leading national provider of shared-service and fixed-site diagnostic imaging services, based upon annual revenue and number of systems deployed. In the first quarter of 2005, 70% of our revenues were derived from magnetic resonance imaging, or MRI, and 21% were derived from positron emission tomography and positron emission tomography/computed tomography, or PET and PET/CT. We provide imaging services primarily to hospitals and other healthcare providers on a shared and full-time service basis, in addition to operating a growing number of fixed-site imaging centers primarily in partnerships with hospitals or health systems. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day operations. We also offer ancillary services including marketing support, education and training and billing assistance. We had 466 diagnostic imaging systems, including 354 MRI systems and 56 PET or PET/CT systems, and served over 1,000 clients in 43 states at March 31, 2005. Of these 466 diagnostic imaging systems, 62 were located in fixed-sites, which constitutes systems installed in hospitals or other buildings on hospital campuses, medical groups' offices, or medical buildings and retail sites. Of these fixed-sites, 54 were included in our MRI systems count.

        We typically deliver our services through exclusive, long-term contracts with hospitals and other healthcare providers which generally require them to pay us monthly, based on the number of scans we perform. These contracts average approximately three years in length and often contain automatic renewal provisions. For the year ended December 31, 2004, we received approximately 87% of our revenues from direct billing of our clients.

        Our clients, primarily small-to-mid-sized hospitals, contract with us to provide diagnostic imaging systems and services in order to:

  •
  avoid capital investment and financial risk associated with the purchase of their own systems;

  •
  provide access to MRI and other services for their patients when the demand for these services does not justify the purchase of a system;

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  benefit from upgraded imaging systems without direct capital expenditures;

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  eliminate the need to recruit, train and manage qualified technologists;

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  make use of our ancillary services; and

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  gain access to services under our regulatory and licensing approvals when they do not have these approvals.

Our Competitive Strengths

        We believe we benefit from the following competitive strengths:

  •
  our position as a leading national provider of shared-service and fixed site MRI and PET and PET/CT services, based on annual revenue and number of systems deployed;

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  exclusive, long-term contracts with a diverse client base;

  •
  reduced reimbursement risk because we generate approximately 87% of our revenues by billing hospitals and clinics rather than patients or other third-party payors;

  •
  our ability to provide a comprehensive diagnostic imaging solution; and

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  our advanced MRI and PET and PET/CT systems.

        Despite the competitive strengths discussed above, we face a number of challenges in growing our business. We currently have a substantial amount of indebtedness, which places financial and other limitations on our business. Our business is also subject to a number of other risks described in "Risk Factors."

Refinancing Transactions

        On December 29, 2004, we completed the following refinancing transactions:

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  the issuance of the private notes;

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  the purchase in a tender offer of $256.4 million aggregate principal amount of our outstanding 10 3/8% Senior Subordinated Notes due 2011, or approximately 98.6% of the outstanding notes; and

  •
  the amendment of our existing credit agreement to refinance our Tranche C term loan facility, decrease the borrowing rate and decrease the maximum amount of availability under our existing revolving loan facility from $150.0 million to $70.0 million.

        The refinancing transactions were financed with cash on hand, the net proceeds of the notes offering and the incurrence of $154.0 million in incremental principal borrowings under our credit agreement.

Our Sponsor

        Kohlberg Kravis Roberts & Co. L.P., is one of the world's most experienced private equity firms specializing in management buyouts. Over the past 28 years, KKR has raised approximately $25.0 billion in private equity funds and invested over $19.0 billion of equity in more than 115 transactions.

        We are a Delaware corporation with our principal executive offices located at 1900 S. State College Blvd., Suite 600, Anaheim, California 92806. Our telephone number at that location is (714) 688-7100.

The Exchange Offer

The Exchange Offer	We are offering to exchange the exchange notes for the outstanding private notes that are properly tendered and accepted. You may tender outstanding private notes only in denominations of $1,000 and multiples of $1,000. We will issue the exchange notes on or promptly after the exchange offer expires. As of the date of this prospectus, $150,000,000 principal amount of private notes is outstanding.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2005, unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.
Conditions to the Exchange Offer
The exchange offer is not subject to any condition other than that it not violate applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned upon any minimum principal amount of private notes being tendered for exchange.
Procedures for Tendering Private Notes
If you wish to tender your private notes for exchange notes pursuant to the exchange offer you must transmit to The Bank of New York Trust Company, N.A., as exchange agent, on or before the expiration date, either:
•
a computer generated message transmitted through The Depository Trust Company's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or
•
a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, together with your private notes and any other required documentation, to the exchange agent at its address listed in this prospectus and on the front cover of the letter of transmittal.

If you cannot satisfy either of these procedures on a timely basis, then you should comply with the guaranteed delivery procedures described below. By executing the letter of transmittal, you will make the representations to us described under "The Exchange Offer—Procedures for Tendering."
Special Procedures for Beneficial Owners
If you are a beneficial owner whose private notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your private notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must either

(1) make appropriate arrangements to register ownership of the private notes in your name or (2) obtain a properly completed bond power from the registered holder before completing and executing the letter of transmittal and delivering your private notes.
Guaranteed Delivery Procedures
If you wish to tender your private notes and time will not permit the documents required by the letter of transmittal to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your private notes according to the guaranteed delivery procedures described in this prospectus under the heading "The Exchange Offer—Guaranteed Delivery Procedures."
Acceptance of the Private Notes and Delivery of the Exchange Notes
Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all private notes which are validly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.
Withdrawal Rights
You may withdraw the tender of your private notes at any time before 5:00 p.m., New York City time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under the heading "The Exchange Offer—Withdrawal of Tenders."
Material Federal Tax Consequences
The exchange of notes will not be a taxable event for U.S. federal income tax purposes. For a discussion of material federal tax considerations relating to the exchange of notes, see "Material Federal Income Tax Consequences."
Exchange Agent	The Bank of New York Trust Company, N.A., the trustee under the indenture governing the notes, is serving as the exchange agent.
Consequences of Failure to Exchange
If you do not exchange your private notes for exchange notes, you will continue to be subject to the restrictions on transfer provided in the private notes and in the indenture governing the private notes. In general, the private notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the private notes under the Securities Act.
Registration Rights Agreement
You are entitled to exchange your private notes for exchange notes with substantially identical terms. This exchange offer satisfies this right. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your private notes.

        We explain the exchange offer in greater detail beginning on page 20.

The Exchange Notes

        The summary below describes the material terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this prospectus contains a more detailed description of the terms of the exchange notes.

        The form and terms of the exchange notes are the same as the form and terms of the private notes, except that the exchange notes will be registered under the Securities Act and, therefore, the exchange notes will not be subject to the transfer restrictions, registration rights and provisions providing for an increase in the interest rate applicable to the private notes. The exchange notes will evidence the same debt as the private notes and are governed by the same indenture as the private notes.

Issuer	Alliance Imaging, Inc.
Securities Offered	$150.0 million aggregate principal amount of 7 1/4% Senior Subordinated Notes due 2012.
Maturity	December 15, 2012.
Interest Rate	7 1/4% per year (calculated using a 360-day year).
Interest Payment Dates	June 15 and December 15 of each year, commencing June 15, 2005. Interest will accrue from the issue date of the notes.
Ranking
The notes will be unsecured senior subordinated obligations of the Company, will rank junior in right of payment to our existing and future senior debt, will rank pari passu in right of payment with any of our future senior subordinated debt and will be senior in right of payment to any future junior subordinated debt. The notes will be effectively subordinated in right of payment to all obligations of our subsidiaries. As of March 31, 2005, excluding approximately $64.8 million that we had available to borrow under our credit facility, we had $395.8 million of indebtedness, which was senior in right of payment to the notes. Of this amount, our subsidiaries had total liabilities of $9.3 million which are structurally senior to the notes. See "Selected Financial Information and Other Data," "Risk Factors—Risks Related to Our Indebtedness" and "Description of the Notes—Subordination."
Optional Redemption
Except as provided below, we cannot redeem the notes until December 15, 2007. Thereafter, we may redeem some or all of the notes at the redemption prices listed in the "Description of the Notes" section under the heading "Optional Redemption," plus accrued and unpaid interest.
Optional Redemption After Equity Offerings
At any time (which may be more than once) before December 15, 2007, we can choose to redeem up to 40% of the outstanding notes with money that we raise in one or more equity offerings, as long as at least 60% of the aggregate principal amount of notes issued remains outstanding afterwards. See "Description of the Notes—Optional Redemption."
Change of Control
If a change in control of the Company occurs, we will have the option, at any time prior to December 15, 2007, to redeem the notes, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount of the notes plus a make-whole premium as described herein, together with accrued and unpaid interest, if any, to the date of redemption. If a change in control of the Company occurs and we do not elect to redeem the notes, we must give holders of the notes the opportunity to sell us their notes at 101% of their face amount, plus accrued interest. We might not be able to pay you the required price for notes you present to us at the time of a change of control, because:

	•	we might not have enough funds at that time;
	•	the terms of our senior debt may prevent us from paying.
Asset Sale Proceeds
If we or our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, prepay senior debt or make an offer to purchase a principal amount of the notes equal to the excess net cash proceeds. The purchase price of the notes will be 100% of their principal amount, plus accrued interest.
Indenture Provisions	The indenture governing the notes will contain covenants limiting our (and most or all of our subsidiaries') ability to:
	•	pay dividends or make certain other restricted payments or investments;
	•	incur additional indebtedness and issue disqualified stock;
	•	create liens on assets;
	•	merge, consolidate, or sell all or substantially all of our and our restricted subsidiaries' assets;
	•	enter into certain transactions with affiliates;
	•	create restrictions on dividends or other payments by our restricted subsidiaries;
	•	create guarantees of indebtedness by restricted subsidiaries; and
	•	incur subordinated indebtedness that is senior in right of payment to the notes.
These covenants are subject to a number of important limitations and exceptions. See "Description of the Notes—Certain Covenants."
Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

        We explain the exchange notes in greater detail beginning on page 82.

Summary Historical Consolidated Financial and Other Data
(in thousands, except per share data)

        We derived the following summary historical consolidated financial information from our financial statements. The following summary historical consolidated financial information with respect to each year in the three-year period ended December 31, 2004 are derived from our audited consolidated financial statements. We derived the summary historical consolidated financial information as of and for the three months ended March 31, 2004 and 2005 from our unaudited consolidated financial statements. Our unaudited consolidated financial statements for the three months ended March 31, 2004 and 2005 include, in the opinion of management, all adjustments consisting of normal recurring adjustments, necessary for a fair presentation of the results for the period. The results of interim periods are not indicative of our results for the full year. The summary historical consolidated financial information provided below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Year Ended December 31,			Quarter Ended March 31
	2002	2003	2004	2004	2005
	(dollars in thousands)
Consolidated Statements of Operations Data:
Revenues	$408,530	$413,553	$432,080	$105,646	$105,964
Costs and expenses:
Costs of revenues, excluding depreciation and amortization	184,050	198,456	217,605	53,272	53,936
Selling, general and administrative expenses	45,822	47,472	48,142	12,168	11,686
Employment agreement costs	—	2,446	2,064	305	274
Severances and related costs	—	2,246	1,223	—	—
Loss on early retirement of debt	—	—	44,393	—	—
Impairment charges	—	73,225	—	—	—
Depreciation expense	69,384	77,675	80,488	20,845	20,463
Amortization expense	2,502	2,897	3,522	876	881
Interest expense, net	47,705	43,589	44,039	10,608	9,061
Other (income) and expense, net	(872)	(200)	(484)	34	(332)

Total costs and expenses	348,591	447,806	440,992	98,108	95,969
Income (loss) before income taxes, minority interest expense and earnings from unconsolidated investees	59,939	(34,253)	(8,912)	7,538	9,995
Income tax expense (benefit)	25,495	(1,680)	(6,770)	3,106	4,132
Minority interest expense	2,008	1,686	2,373	785	412
Earnings from unconsolidated investees	(3,503)	(2,649)	(4,029)	(893)	(684)

Net income (loss)	$35,939	$(31,610)	$(486)	$4,540	$6,135

Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$31,413	$20,931	$20,721	$30,156	$9,100
Total assets	687,404	628,176	622,198	646,434	608,004
Long-term debt, including current maturities	608,862	581,247	575,664	579,980	549,379
Stockholders' deficit	(42,309)	(70,798)	(67,528)	(66,104)	(57,388)
Other Data:
Cash flows provided by (used in):
Operating activities	$138,960	$129,007	$120,898	35,906	$27,098
Investing activities	(76,942)	(106,371)	(75,558)	(25,420)	(12,967)
Financing activities	(52,656)	(33,118)	(45,550)	(1,261)	(25,752)
Capital expenditures	70,136	90,245	85,676	27,495	13,500

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as other information contained in this prospectus before you decide whether to tender your private notes in the exchange offer. The risks described below are not the only ones facing us. Additional risks not currently known to us or those we currently believe are immaterial also may impair our business operations and our liquidity.

Risks Related to Our Indebtedness

Our substantial indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.

        We are a highly leveraged company. On March 31, 2005, we had $549.4 million of outstanding debt, excluding letters of credit and guarantees. Of our total debt, $384.9 million consisted of borrowings under our credit facility, $153.5 million consisted of the private notes and our 10-3/8% senior subordinated notes due 2011, and $11.0 million consisted of equipment debt and capitalized lease obligations. In addition, for the three months ended March 31, 2005, our ratio of earnings to fixed charges was 1.7x.

        Our substantial indebtedness could have important consequences for the holders of the notes. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and acquisitions and for other general corporate purposes;

  •
  increase our vulnerability to economic downturns and competitive pressures in our industry;

  •
  increase our vulnerability to interest rate fluctuations because a substantial amount of our debt is at variable interest rates; as of March 31, 2005, $54.8 million of our debt was at variable interest rates;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt in relation to cash flow; and

  •
  limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more indebtedness which could increase the risks described above.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes will permit us or our subsidiaries to incur additional indebtedness, subject to certain restrictions. Further, the indenture allows for the incurrence of indebtedness by our subsidiaries, all of which would be structurally senior to the notes. In addition, as of March 31, 2005, our revolving credit facility permitted additional borrowings of up to approximately $64.8 million subject to the covenants contained in the credit facility, and all of those borrowings would be senior to the notes. If new debt is added to our and our subsidiaries' current debt levels, the risks discussed above could intensify.

We may be unable to generate or borrow sufficient cash to make payments on our indebtedness, including the notes, or to refinance our indebtedness, including the notes, on acceptable terms.

        Our ability to make payments on our indebtedness will depend on our ability to generate cash flow in the future which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, future borrowings may not be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other cash needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We may not be able to refinance any of our indebtedness, including our credit facility and the notes, on commercially reasonable terms or at all. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

We may not be able to finance future needs or adapt our business plan to changes because of restrictions placed on us by our credit facility, the indenture governing the notes and instruments governing our other indebtedness.

        The indenture for the notes and our credit facility contain affirmative and negative covenants which restrict, among other things, our ability to:

  •
  incur additional debt;

  •
  sell assets;

  •
  create liens or other encumbrances;

  •
  make certain payments and dividends; or

  •
  merge or consolidate.

        All of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. A failure to comply with these covenants and restrictions would permit the relevant creditors to declare all amounts borrowed under the relevant facility, together with accrued interest and fees, to be immediately due and payable. If the indebtedness under the credit facility or the notes is accelerated, we may not have sufficient assets to repay amounts due under the credit facility, the notes or on other indebtedness then outstanding. If we are not able to refinance our debt, we could become subject to bankruptcy proceedings, and you may lose all or a portion of your investment.

Risks Relating to Our Business

Changes in the rates or methods of third-party reimbursements for diagnostic imaging services could result in reduced demand for our services or create downward pricing pressure, which would result in a decline in our revenues and harm to our financial position.

        We derive approximately 13% of our revenues from direct billings to patients and third-party payors such as Medicare, Medicaid or private health insurance companies, and changes in the rates or methods of reimbursement for the services we provide could have a significant negative impact on those revenues. Moreover, our healthcare provider clients on whom we depend for the majority of our revenues generally rely on reimbursement from third-party payors. In the past, initiatives have been proposed which, if implemented, would have had the effect of substantially decreasing reimbursement rates for diagnostic imaging services. For example, the 2005 update to the Medicare outpatient prospective payment system, which was announced in November 2004, reclassified several PET procedures into a new technology ambulatory payment classification that is different from that to which they were assigned in 2004. As a result of reclassification, Medicare payment for PET scans provided in hospital outpatient departments will decline from $1,450 to $1,150 in 2005. This change, and other similar initiatives enacted in the future, may have an adverse impact on our financial condition and our operations. Any change in the rates of or conditions for reimbursement could substantially reduce the number of procedures for which we or these healthcare providers can obtain reimbursement or the amounts reimbursed to us or our clients for services provided by us. Because unfavorable reimbursement policies have constricted and may continue to constrict the profit margins of the hospitals and clinics we bill directly, we have lowered and may continue to need to lower our fees to retain existing clients and attract new ones. These reductions could have a significant adverse effect on our revenues and financial results by decreasing demand for our services or creating downward pricing pressure.

Our revenues may fluctuate or be unpredictable and this may harm our financial results.

        The amount and timing of revenues that we may derive from our business will fluctuate based on:

  •
  variations in the rate at which clients renew their contracts;

  •
  the extent to which our mobile shared-service clients become full-time clients;

  •
  changes in the number of days of service we can offer with respect to a given diagnostic imaging system due to equipment malfunctions or the seasonal factors discussed below; and

  •
  the mix of wholesale and retail billing for our services.

        In addition, we experience seasonality in the sale of our services. For example, our sales typically decline from our third fiscal quarter to our fourth fiscal quarter. First and fourth quarter revenues are typically lower than those from the second and third quarters. First quarter revenue is affected primarily by fewer calendar days and inclement weather, the results of which are fewer patient scans during the period. Fourth quarter revenue is affected primarily by holiday and client and patient vacation schedules and inclement weather, the results of which are fewer patient scans during the period. As a result, our revenues may significantly vary from quarter to quarter, and our quarterly results may be below market expectations. We may not be able to reduce our expenses, including our debt service obligations, quickly enough to respond to these declines in revenue, which would make our business difficult to operate and would harm our financial results. If this happens, it could affect our ability to pay interest on the notes.

We may experience competition from other medical diagnostic companies and this competition could adversely affect our revenues and our business.

        The market for diagnostic imaging services and systems is competitive. Our major competitors include InSight Health Services Corp., Medquest, Inc., Radiologix, Inc., Medical Resources, Inc., Shared Medical Services, Kings Medical Company Inc. and Otter Tail Power Company. In addition to direct competition from other mobile providers, we compete with independent imaging centers and healthcare providers that have their own diagnostic imaging systems as well as with equipment manufacturers that sell or lease imaging systems to healthcare providers for full-time installation. While we believe that we had a greater number of diagnostic imaging systems deployed at the end of 2004 than our principal competitors and also had greater revenue from diagnostic imaging services during our 2004 fiscal year than they did, some of our direct competitors which provide diagnostic imaging services may now or in the future have access to greater financial resources than we do and may have access to newer, more advanced equipment. In addition, some clients have in the past elected to provide imaging services to their patients directly rather than renewing their contracts with us. Finally, we face competition from providers of competing technologies such as ultrasound and may face competition from providers of new technologies in the future. If we are unable to successfully compete, our client base would decline and our business and financial condition would be harmed.

Managed care organizations may prevent healthcare providers from using our services which would cause us to lose current and prospective clients.

        Healthcare providers participating as providers under managed care plans may be required to refer diagnostic imaging tests to specific imaging service providers depending on the plan in which each covered patient is enrolled. These requirements currently inhibit healthcare providers from using our diagnostic imaging services in some cases. The proliferation of managed care may prevent an increasing number of healthcare providers from using our services in the future which would cause our revenues to decline.

We may be unable to effectively maintain our imaging systems or generate revenue when our systems are not working.

        Timely, effective service is essential to maintaining our reputation and high utilization rates on our imaging systems. Repairs to one of our systems can take up to two weeks and result in a loss of revenue. Our warranties and maintenance contracts do not fully compensate us for loss of revenue when our systems are not working. The principal components of our operating costs include depreciation, salaries paid to technologists and drivers, annual system maintenance costs, insurance and transportation costs. Because the majority of these expenses are fixed, a reduction in the number of scans performed due to out-of-service equipment will result in lower revenues and margins. Repairs of our equipment are performed for us by the equipment manufacturers. These manufacturers may not be able to perform repairs or supply needed parts in a timely manner. Thus, if we experience greater than anticipated system malfunctions or if we are unable to promptly obtain the service necessary to keep our systems functioning effectively, our revenues could decline and our ability to provide services would be harmed.

We may be unable to renew or maintain our client contracts which would harm our business and financial results.

        Upon expiration of our clients' contracts, we are subject to the risk that clients will cease using our imaging services and purchase or lease their own imaging systems or use our competitors' imaging systems. During the quarter ended March 31, 2005, we continued to experience a high rate of contract terminations primarily due to stepped up marketing, sales and attractive financing alternatives being offered by original equipment manufacturers to our clients. A portion of our clients can execute their early termination clause and discontinue service prior to maturity. As a result, our first quarter 2005 MRI revenues declined compared to first quarter 2004 levels and we believe that MRI revenues from our shared service operations will continue to decline in future periods. If these contracts are not renewed, it could result in a significant negative impact on our business. It is not always possible to immediately obtain replacement clients, and historically many replacement clients have been smaller facilities which have a lower number of scans than lost clients.

We may be subject to professional liability risks which could be costly and negatively impact our business and financial results.

        We may be subject to professional liability claims. Although there currently are no known hazards associated with MRI or our other scanning technologies when used properly, hazards may be discovered in the future. Furthermore, there is a risk of harm to a patient during an MRI if the patient has certain types of metal implants or cardiac pacemakers within his or her body. Patients are carefully screened to safeguard against this risk, but screening may nevertheless fail to identify the hazard. To protect against possible professional liability, we maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, if we are unable to maintain insurance in the future at an acceptable cost or at all or if our insurance does not fully cover us, and a successful claim was made against us, we could be exposed. Any claim made against us not fully covered by insurance could be costly to defend against, result in a substantial damage award against us and divert the attention of our management from our operations, which could have an adverse effect on our financial performance.

Loss of key executives and failure to attract qualified managers, technologists and sales persons could limit our growth and negatively impact our operations.

        We depend upon our management team to a substantial extent. In particular, we depend upon Mr. Viviano, our Chief Executive Officer and the Chairman of our Board of Directors for his skills, experience, knowledge of the company and industry contacts. While we have an employment agreement with Mr. Viviano, it only has a two-year term, which is subject to automatic extensions on a quarterly basis. Mr. Viviano can prevent a quarterly extension by giving notice of a desire to modify or terminate his agreement at least thirty days prior to the quarterly extension date. In addition, we do not have key employee insurance policies covering any of our management team. The loss of Mr. Viviano, or other members of our management team, could have a material adverse effect on our business, results of operations or financial condition.

        As we grow, we will increasingly require field managers and sales persons with experience in our industry and skilled technologists to operate our diagnostic equipment. It is impossible to predict the availability of qualified field managers, sales persons and technologists or the compensation levels that will be required to hire them. In particular, there is a very high demand for qualified technologists who are necessary to operate our systems. We may not be able to hire and retain a sufficient number of technologists, and we may be required to pay bonuses and higher salaries to our technologists, which would increase our expenses. The loss of the services of any member of our senior management or our inability to hire qualified field managers, sales persons and skilled technologists at economically reasonable compensation levels could adversely affect our ability to operate and grow our business.

We are controlled by a single stockholder which will be able to exert significant influence over matters requiring stockholder approval, including change of control transactions.

        Viewer Holdings L.L.C., an affiliate of Kohlberg Kravis Roberts & Co ("KKR"), owns approximately 71% of our common equity without giving effect to phantom shares held by four members of KKR's management who are on our board of directors. These directors in the aggregate hold 45,721 phantom shares, which gives them the right to receive an equivalent number of shares of our common stock, or cash, upon their retirement or separation from the board of directors or upon the occurrence of a change of control. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P. As of the date hereof, KKR 1996 Fund L.P. is the senior member of Viewer Holdings L.L.C. Michael W. Michelson and James H. Greene, two of the members of our board of directors, are among the members of KKR 1996 GP L.L.C. Mr. Michelson is also the Chairperson of our Compensation Committee and a member of our Executive Committee. James C. Momtazee and Adam H. Clammer, who are also executives of KKR and limited partners of KKR Associates 1996 L.P., are also members of our board of directors. Mr. Momtazee is also a member of our Compensation Committee and our Executive Committee. We sometimes refer to KKR 1996 GP L.L.C., KKR Associates 1996 L.P., KKR 1996 Fund L.P. and various affiliated entities as KKR. KKR provides management, consulting and financial services to us and we paid KKR an annual fee of $650,000 in 2004 in quarterly installments in arrears at the end of each calendar quarter for those services.

        As a result of the arrangements described above, KKR controls us and circumstances may occur in which the interests of KKR could be in conflict with the interest of the holders of the notes. In addition, KKR may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of the notes.

Our positron emission tomography and positron emission tomography/computed tomography, or PET and PET/CT, service and some of our other imaging services require the use of radioactive materials, which could subject us to regulation related costs and delays and potential liabilities for injuries or violations of environmental, health and safety laws.

        Our PET and PET/CT service and some of our other imaging services require radioactive materials. While this radioactive material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, storage, use and disposal of these materials presents the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for storing, handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. We maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, in the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management's attention in order to comply with current or future environmental, health and safety laws and regulations.

We may not be able to achieve the expected benefits from future acquisitions which would adversely affect our financial condition and results.

        We have historically relied on acquisitions as a method of expanding our business. In addition, we will consider future acquisitions as opportunities arise. If we do not successfully integrate acquisitions, we may not realize anticipated operating advantages and cost savings. The integration of companies that have previously operated separately involves a number of risks, including:

  •
  demands on management related to the increase in our size after an acquisition;

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  the diversion of our management's attention from the management of daily operations to the integration of operations;

  •
  difficulties in the assimilation and retention of employees;

  •
  potential adverse effects on operating results; and

  •
  challenges in retaining clients.

        We may not be able to maintain the levels of operating efficiency acquired companies will have achieved or might achieve separately. Successful integration of each of their operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size related benefits that we hoped to achieve after these acquisitions which would harm our financial condition and operating results.

Risks Related to Government Regulation of Our Business

Complying with federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

        We are directly or indirectly through our clients subject to extensive regulation by both the federal government and the states in which we conduct our business, including the federal Anti-Kickback Law and similar state anti-kickback laws, the Stark Law and similar state laws affecting physician referrals, the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996 and similar state laws addressing privacy and security, state unlawful practice of medicine and fee splitting laws, state certificate of need laws, the Medicare and Medicaid regulations, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, and requirements for handling biohazardous and radioactive materials and wastes.

        If our operations are found to be in violation of any of the laws and regulations to which we or our clients are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. For a more detailed discussion of the various state and federal regulations to which we are subject see "Business—Regulation," "Business—Reimbursement," and "Business—Environmental, Health and Safety Laws."

Federal and state anti-kickback and anti-self-referral laws may adversely affect our operations and income.

        Various federal and state laws govern financial arrangements among healthcare providers. The federal Anti-Kickback Law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of Medicare, Medicaid or other federal healthcare program patients, or in return for, or to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid, or other federal healthcare programs. Many state laws also prohibit the solicitation, payment or receipt of remuneration in return for, or to induce the referral of patients in private as well as government programs. Violation of these laws may result in substantial civil or criminal penalties and/or exclusion from participation in federal or state healthcare programs. We believe that we are operating in compliance with applicable law and believe that our arrangements with providers would not be found to violate the federal and state anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with, and that could have an adverse effect on, our operations.

        The Stark Law prohibits a physician from referring Medicare or Medicaid patients to any entity for certain designated health services (including MRI and other diagnostic imaging services) if the physician has a prohibited financial relationship with that entity, unless an exception applies. The Stark Law also prohibits the entity from billing for any such prohibited referral. Although we believe that our operations do not violate the Stark Law, our activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations. In addition, legislation may be enacted in the future that further addresses Medicare and Medicaid fraud and abuse or that imposes additional requirements or burdens on us.

        A number of states in which our diagnostic imaging centers are located have adopted a form of anti-kickback law and/or Stark Law. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A determination of liability under the laws described in this risk factor could result in substantial fines and penalties, restrictions on our ability to operate in these jurisdictions and/or possible exclusion from federal or state healthcare programs.

Healthcare reform legislation could limit the prices we can charge for our services, which would reduce our revenues and harm our operating results.

        In addition to extensive existing government healthcare regulation, there have been and continue to be numerous initiatives at the federal and state levels for reforms affecting the payment for and availability of healthcare services, including proposals that would significantly limit reimbursement under the Medicare and Medicaid programs. Limitations on reimbursement amounts and other cost containment pressures have in the past resulted in a decrease in the revenue we receive for each scan we perform. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect these proposals would have on our business. Aspects of certain of these healthcare proposals, such as reductions in the Medicare and Medicaid programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could limit the demand for our services or affect the revenue per procedure that we can collect which would harm our business and results of operations.

The application or repeal of state certificate of need regulations could harm our business and financial results.

        Some states require a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital items including diagnostic imaging systems or provision of diagnostic imaging services by us or our clients. Seventeen of the 43 states in which we operate require a certificate of need and more states may adopt similar licensure frameworks in the future. In many cases, a limited number of these certificates are available in a given state. If we are unable to obtain the applicable certificate or approval or additional certificates or approvals necessary to expand our operations, these regulations may limit or preclude our operations in the relevant jurisdictions.

        Conversely, states in which we have obtained a certificate of need may repeal existing certificate of need regulations or liberalize exemptions from the regulations. For example, Pennsylvania, Nebraska, New York, Ohio and Tennessee have liberalized exemptions from certificate of need programs. The repeal of certificate of need regulations in states in which we have obtained a certificate of need or a certificate of need exemption would lower barriers to entry for competition in those states and could adversely affect our business.

If we fail to comply with various licensure, certification and accreditation standards we may be subject to loss of licensure, certification or accreditation which would adversely affect our operations.

        All of the states in which we operate require that the imaging technologists that operate our computed tomography, single photon emission computed tomography, and positron emission tomography systems be licensed or certified. Also, each of our retail sites must continue to meet various requirements in order to receive payments from the Medicare Program. In addition, we are currently accredited by the Joint Commission on Accreditation of Healthcare Organizations, an independent, non-profit organization that accredits various types of healthcare providers such as hospitals, nursing homes and providers of diagnostic imaging services. In the healthcare industry, various types of organizations are accredited to meet certain Medicare certification requirements, expedite third-party payment, and fulfill state licensure requirements. Some managed care providers prefer to contract with accredited organizations. Any lapse in our licenses, certifications or accreditations, or those of our technologists, or the failure of any of our retail sites to satisfy the necessary requirements under Medicare could adversely affect our operations and financial results.

Risks Related to the Notes

If you do not exchange your notes pursuant to this exchange offer, you may never be able to sell your notes.

        It may be difficult for you to sell notes that are not exchanged in the exchange offer. Those notes may not be offered or sold unless they are registered or there are exemptions from the registration requirements under the Securities Act and applicable state securities laws.

        If you do not tender your private notes or if we do not accept some of your private notes, those notes will continue to be subject to the transfer and exchange restrictions in:

  •
  the indenture;

  •
  the legend on the private notes; and

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  the offering circular relating to the private notes.

        The restrictions on transfer of your private notes arise because we issued the private notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the private notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold pursuant to an exemption from such requirements. We do not intend to register the private notes under the Securities Act. To the extent private notes are tendered and accepted in the exchange offer, the trading market, if any, for the private notes would be adversely affected.

Holders of senior indebtedness will be paid before holders of the notes are paid.

        The notes rank junior in right of payment behind all of our existing indebtedness and all of our future indebtedness unless that indebtedness expressly provides that it ranks pari passu in right of payment with, or is subordinate in right of payment to, the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made with respect to these notes. In addition, all payments on the notes will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 365 consecutive days in the event of certain non-payment defaults on senior debt.

        In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes and all other holders of our subordinated indebtedness will participate in the assets remaining after we have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt first, holders of the notes may receive less, ratably, than holders of senior debt in any bankruptcy proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors. If no assets remain after payment to holders of senior debt, you will lose all of your investment in the notes.

        Assuming we had completed this offering on March 31, 2005, the notes would have been subordinated to $395.8 million of senior debt, and approximately $64.8 million would have been available for borrowing as additional senior debt under our revolving credit facility. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the credit facility and the indenture governing the notes.

We have restricted access to the cash flows and assets of our subsidiaries which may prevent us from making principal and interest payments on the notes.

        Although a substantial portion of our business is conducted through our subsidiaries, none of our subsidiaries will have any obligation, contingent or otherwise, to make any funds available to us for payment of the principal of, and the interest on, the notes. Accordingly, our ability to pay the principal of, and the interest on, the notes is dependent upon the earnings of our subsidiaries and the distribution of funds from our subsidiaries. Furthermore, our subsidiaries will be permitted under the terms of the indenture to incur certain additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by these subsidiaries to us. There can be no assurance that our operations, independent of our subsidiaries, will generate sufficient cash flow to support payment of principal of, and interest on, the notes, or that dividends, distributions or loans will be available from our subsidiaries to fund these payments.

The notes will be structurally subordinated to the liabilities of our subsidiaries.

        None of our subsidiaries has guaranteed our obligations to make payments on the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, their creditors will generally be entitled to payment of their claims from their assets before any assets are made available for a distribution to us for any purpose, including payments on the notes. As a result, the notes will be structurally subordinated to the liabilities of our subsidiaries, which totaled $9.3 million outstanding as of March 31, 2005. Also in the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, we and our creditors, including the holders of the notes, will have no right to proceed against the assets of our subsidiaries or to cause the liquidation or bankruptcy of these subsidiaries under bankruptcy laws.

We may not be able to repurchase notes upon a change of control, which would be an event of default under the indenture.

        Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all of the outstanding notes. The terms of the notes may not protect you if we undergo a highly leveraged transaction, reorganization, restructuring, merger or similar transaction that may adversely affect you unless the transaction is included in the definition of a change of control. Our credit facility restricts us from repurchasing the notes without the approval of the lenders. In addition, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that other restrictions in our credit facility and the notes will not allow these repurchases. This could constitute an event of default under the credit facility, entitling the lenders to, among other things, cause all indebtedness under the credit facility to become due and payable, and proceed against their collateral. Our failure to repurchase the notes would constitute an event of default under the indenture which would in turn result in an event of default under our credit agreement, in which case the lenders under our credit facility could cause all indebtedness under the credit facility to become due and payable.

An active trading market may not develop for the notes.

        There is no existing trading market for the notes. Although each initial purchaser has informed us that it currently intends to make a market in the exchange notes, they have no obligation to do so and may discontinue making a market at any time without notice.

        We do not intend to apply for listing of the exchange notes, on any securities exchange or for quotation on the Nasdaq National Market.

        In addition, the liquidity of any market for the exchange notes will depend on a number of factors, including:

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  the number of holders of the exchange notes;

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  our performance;

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  the market for similar securities;

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  the interest of securities dealers in making a market in the exchange notes; and

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  prevailing interest rates.

        An active market for the notes may not develop and, if it develops, it may not continue.

REFINANCING TRANSACTIONS

        The issuance of the private notes was part of the refinancing transactions that we concluded on December 29, 2004. The other principal elements of the refinancing transactions are described below. The refinancing transactions were financed with cash on hand, the net proceeds of the notes offering and the incurrence of $390.0 million in aggregate principal amount of new term loans under our credit agreement.

Tender Offer for the 10 3/8% Senior Subordinated Notes due 2011

        As part of the refinancing transactions, we purchased in a tender offer approximately $256.4 million in aggregate principal amount of our outstanding 10 3/8% Senior Subordinated Notes due 2011. This represented approximately 98.6% of the $260 million aggregate principal amount of these notes that were outstanding. In connection with the tender offer, we entered into a supplemental indenture eliminating substantially all of the restrictive covenants and certain events of default contained in the notes and the indenture.

Credit Agreement Amendment

        In addition to the tender offer, we refinanced our Tranche C term loan facility and decreased the maximum amount of availability under our revolving loan facility from $150.0 million to $70.0 million under our existing credit agreement through an amendment to our credit agreement. For a description of our amended credit agreement, see "Description of Certain Other Indebtedness—Amended Senior Secured Credit Agreement" below.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        We issued $150.0 million of the private notes on December 29, 2004 to Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the initial purchasers, pursuant to a purchase agreement. The initial purchasers subsequently sold the private notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and outside the United States under Regulation S of the Securities Act. As a condition to the sale of the private notes, we entered into a registration rights agreement with the initial purchasers on December 29, 2004. Pursuant to the registration rights agreement, we agreed that we would:

  (1)
  file an exchange offer registration statement with the SEC on or prior to April 28, 2005;

  (2)
  use our commercially reasonable efforts to have the exchange offer registration statement declared effective by the SEC on or prior to July 17, 2005;

  (3)
  keep the exchange offer open for a period of not less than the minimum period required under applicable law, but in no event for less than 20 business days; and

  (4)
  use our commercially reasonable efforts to consummate the exchange offer on or prior to August 16, 2005.

        Upon the effectiveness of the exchange offer registration statement, we will offer the exchange notes in exchange for the private notes. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Resale of the Exchange Notes

        Based upon an interpretation by the staff of the SEC contained in no-action letters issued to third parties, we believe that you may exchange private notes for exchange notes in the ordinary course of business. For further information on the SEC's position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. You will be allowed to resell exchange notes to the public without further registration under the Securities Act and without delivering to purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act so long as you do not participate, do not intend to participate, and have no arrangement with any person to participate, in a distribution of the exchange notes. However, the foregoing does not apply to you if you are: a broker-dealer who purchased the exchange notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act; or you are an "affiliate" of ours within the meaning of Rule 405 under the Securities Act.

        In addition, if you are a broker-dealer, or you acquire exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange notes, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

        Each broker-dealer that receives exchange notes for its own account in exchange for private notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for private notes which the broker-dealer acquired as a result of market-making or other trading activities.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept any and all private notes validly tendered and not withdrawn before the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding private notes surrendered pursuant to the exchange offer. You may tender private notes only in integral multiples of $1,000.

        The form and terms of the exchange notes are the same as the form and terms of the private notes except that:

  •
  we will register the exchange notes under the Securities Act and, therefore, the exchange notes will not bear legends restricting their transfer; and

  •
  holders of the exchange notes will not be entitled to any of the rights of holders of private notes under the registration rights agreement, which rights will terminate upon the completion of the exchange offer.

        The exchange notes will evidence the same debt as the private notes and will be issued under the same indenture, so the exchange notes and the private notes will be treated as a single class of debt securities under the indenture.

        As of the date of this prospectus, $150.0 milliion in aggregate principal amount of the private notes are outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company. Only registered holders of the private notes, or their legal representative or attorney-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. We will not set a fixed record date for determining registered holders of the private notes entitled to participate in the exchange offer.

        You do not have any appraisal or dissenters' rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC.

        We will be deemed to have accepted validly tendered private notes when, as and if we had given oral or written notice of acceptance to the exchange agent. The exchange agent will act as your agent for the purposes of receiving the exchange notes from us.

        If you tender private notes in the exchange offer you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of private notes pursuant to the exchange offer. We will pay all charges and expenses, other than the applicable taxes described below, in connection with the exchange offer.

Expiration Date; Extensions; Amendments

        The term expiration date will mean 5:00 p.m., New York City time on                  , 2005, unless we, in our sole discretion, extend the exchange offer, in which case the term expiration date will mean the latest date and time to which we extend the exchange offer.

        To extend the exchange offer, we will:

  •
  notify the exchange agent of any extension orally or in writing; and

  •
  mail to each registered holder an announcement that will include disclosure of the approximate number of private notes deposited to date,

each before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right, in our reasonable discretion:

  •
  to delay accepting any private notes:

  •
  to extend the exchange offer; or

  •
  if any conditions listed below under "—Conditions" are not satisfied, to terminate the exchange offer by giving oral or written notice of the delay, extension or termination to the exchange agent.

        We will follow any delay in acceptance, extension or termination as promptly as practicable by oral or written notice to the registered holders. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders. We will also extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure, if the exchange offer would otherwise expire during the five to ten business day period.

Interest on the Exchange Notes

        The exchange notes will bear interest at the same rate and on the same terms as the private notes. Consequently, the exchange notes will bear interest at a rate equal to 7 1/4% per annum (calculated using a 360-day year). Interest will be payable semi-annually on each June 15 and December 15, commencing June 15, 2005.

        You will receive interest on June 15, 2005 from the date of initial issuance of the exchange notes, plus an amount equal to the accrued interest on the private notes from December 29, 2004 to the date of exchange. We will deem the right to receive any interest accrued on the private notes waived by you if we accept your private notes for exchange.

Procedures for Tendering

        You may tender private notes in the exchange offer only if you are a registered holder of private notes. To tender in the exchange offer, you must:

  •
  complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal;

  •
  have the signatures guaranteed if required by the letter of transmittal; and

  •
  mail or otherwise deliver the letter of transmittal or the facsimile to the exchange agent at the address listed below under "—Exchange Agent" for receipt before the expiration date.

        In addition, either:

  •
  the exchange agent must receive certificates for the private notes along with the letter of transmittal into its account at the depositary pursuant to the procedure for book-entry transfer described below before the expiration date;

  •
  the exchange agent must receive a timely confirmation of a book-entry transfer of the private notes, if the procedure is available, into its account at the depositary pursuant to the procedure for book-entry transfer described below before the expiration date; or

  •
  you must comply with the guaranteed delivery procedures described below.

        Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

        The method of delivery of private notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send letters of transmittal or private notes to us. You may request your respective brokers, dealers, commercial banks, trust companies or nominees to effect the transactions described above for you.

        If you are a beneficial owner of private notes whose private notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, before completing and executing the letter of transmittal and delivering the private notes you must either:

  •
  make appropriate arrangements to register ownership of the private notes in your name; or

  •
  obtain a properly completed bond power from the registered holder.

        The transfer of registered ownership may take considerable time. Unless the private notes are tendered:

  (1)
  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal; or

  (2)
  for the account of: a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.; a commercial bank or trust company having an office or correspondent in the United States; or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal, an eligible guarantor institution must guarantee the signatures on a letter of transmittal or a notice of withdrawal described below under "—Withdrawal of Tenders."

        If the letter of transmittal is signed by a person other than the registered holder, the private notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the private notes.

        If the letter of transmittal or any private notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and unless waived by us, they must submit evidence satisfactory to us of their authority to so act with the letter of transmittal.

        The exchange agent and the depositary have confirmed that any financial institution that is a participant in the depositary's system may utilize the depositary's Automated Tender Offer Program to tender notes.

        We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered private notes, which determination will be final and binding. We reserve the absolute right to reject any and all private notes not properly tendered or any private notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular private notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of private notes within the time we determine.

Although we intend to notify you of defects or irregularities with respect to tenders of private notes, neither we, the exchange agent nor any other person will incur any liability for failure to give you that notification. Unless waived, we will not deem tenders of private notes to have been made until you cure the defects or irregularities.

        While we have no present plan to acquire any private notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any private notes that are not tendered in the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any private notes that remain outstanding after the expiration date. We also reserve the right to terminate the exchange offer, as described below under "—Conditions," and, to the extent permitted by applicable law, purchase private notes in the open market, in privately negotiated transactions or otherwise. The terms of any of those purchases or offers could differ from the terms of the exchange offer.

        If you wish to tender private notes in exchange for exchange notes in the exchange offer, we will require you to represent that:

  •
  you are not an affiliate of ours;

  •
  you will acquire any exchange notes in the ordinary course of your business; and

  •
  at the time of completion of the exchange offer, you have no arrangement with any person to participate in the distribution of the exchange notes.

        In addition, in connection with the resale of exchange notes, any participating broker-dealer who acquired the private notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the notes, with this prospectus.

Return of Notes

        If we do not accept any tendered private notes for any reason described in the terms and conditions of the exchange offer or if you withdraw or submit private notes for a greater principal amount than you desire to exchange, we will return the unaccepted, withdrawn or non-exchanged notes without expense to you as promptly as practicable. In the case of private notes tendered by book-entry transfer into the exchange agent's account at the depositary pursuant to the book-entry transfer procedures described below, we will credit the private notes to an account maintained with the depositary as promptly as practicable.

Book Entry Transfer

        The exchange agent will make a request to establish an account with respect to the private notes at the depositary for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the depositary's systems may make book-entry delivery of private notes by causing the depositary to transfer the private notes into the exchange agent's account at the depositary in accordance with the depositary's procedures for transfer. However, although delivery of private notes may be effected through book-entry transfer at the depositary, you must transmit and the exchange agent must receive, the letter of transmittal or a facsimile of the letter of transmittal, with any required signature guarantees and any other required documents, at the address below under "—Exchange Agent" on or before the expiration date or pursuant to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

        If you wish to tender your private notes and (1) the notes are not immediately available or (2) you cannot deliver the private notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may effect a tender if:

  (1)
  the tender is made through an eligible guarantor institution;

  (2)
  before the expiration date, the exchange agent receives from the eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, that: states your name and address, the certificate number(s) of the private notes and the principal amount of private notes tendered, states that the tender is being made by that notice of guaranteed delivery, and guarantees that, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the eligible guarantor institution will deposit with the exchange agent the letter of transmittal, together with the certificate(s) representing the private notes in proper form for transfer or a confirmation of a book-entry transfer, as the case may be, and any other documents required by the letter of transmittal; and

  (3)
  within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the exchange agent receives a properly executed letter of transmittal, as well as the certificate(s) representing all tendered private notes in proper form for transfer and all other documents required by the letter of transmittal.

        Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, you may withdraw tenders of private notes at any time before 5:00 p.m. on the expiration date.

        To withdraw a tender of private notes in the exchange offer, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address listed in this prospectus before the expiration date. Any notice of withdrawal must:

  •
  specify the name of the person who deposited the private notes to be withdrawn;

  •
  identify the private notes to be withdrawn, including the certificate number(s) and principal amount of the private notes; and

  •
  be signed in the same manner as the original signature on the letter of transmittal by which the private notes were tendered, including any required signature guarantees.

        We will determine in our sole discretion all questions as to the validity, form and eligibility of the notices, and our determination will be final and binding on all parties. We will not deem any properly withdrawn private notes to have been validly tendered for purposes of the exchange offer, and we will not issue exchange notes with respect to those private notes, unless you validly retender the withdrawn private notes. You may retender properly withdrawn private notes by following one of the procedures described above under "—Procedures for Tendering" at any time before the expiration date.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any private notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of the private notes, if, in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

        If we determine in our reasonable discretion that any of these conditions are not satisfied, we may:

  •
  refuse to accept any private notes and return all tendered private notes to you;

  •
  extend the exchange offer and retain all private notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the private notes; or

  •
  waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered private notes that have not been withdrawn.

        If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the private notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

Termination of Rights

        All of your rights under the registration rights agreement will terminate upon consummation of the exchange offer except with respect to our continuing obligations:

  •
  to indemnify you and parties related to you against liabilities, including liabilities under the Securities Act; and

  •
  to provide, upon your request, the information required by Rule 144A(d)(4) under the Securities Act to permit resales of the notes pursuant to Rule 144A.

Shelf Registration

        If:

  •
  the exchange offer is not permitted by applicable law or applicable interpretation of the staff of the SEC;

  •
  any holder of transfer restricted securities notifies us within 20 business days after the date that the exchange offer is consummated that any of the following apply:

  •
  such holder was prohibited by law or SEC policy from participating in the exchange offer;

  •
  such holder is unable to resell the exchange notes to the public without delivering a prospectus and the prospectus in the exchange offer registration statement is not available;

  •
  such holder is a broker-dealer under the Securities Exchange Act of 1934 and holds outstanding notes acquired directly from us or any of our affiliates;

we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the transfer restricted securities by holders who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. We will use our commercially reasonable efforts to keep the statement effective for at least two years after the effective date of the shelf registration statement or such shorter period, which shall terminate when all the transfer restricted securities covered by the registration statement have been sold pursuant to the registration statement.

        For purposes of these shelf registration provisions and the liquidated damages provisions described below, "transfer restricted securities" means each private notes until the earliest to occur of:

  •
  the date on which the note is exchanged in the exchange offer and entitled to be resold to the public by the note's holder without complying with the prospectus delivery requirements of the Securities Act;

  •
  the date on which the note has been disposed of in accordance with a shelf registration statement;

  •
  the date on which the note is distributed to the public pursuant to Rule 144 under the Securities Act; or

  •
  the date on which the note is disposed of by a broker-dealer pursuant to the plan of distribution contemplated by this prospectus (including the prospectus delivery obligation contained in the plan of distribution).

Liquidated Damages

        If:

  (1)
  we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

  (2)
  any of these registration statements is not declared effective by the SEC on or prior to the date specified for effectiveness; or

  (3)
  we fail to consummate the exchange offer on or prior to the date specified for consummating it; or

  (4)
  the shelf registration statement or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a "registration default");

then we will pay liquidated damages to each holder of transfer restricted securities affected by the registration default. Liquidated damages will accrue, at an annual rate of 0.25% of the aggregate principal amount of the transfer restricted securities on the date of such registration default, payable in cash semi-annually in arrears on each interest payment date, commencing on the date of such registration default. All accrued liquidated damages will be paid by Alliance on each interest payment date to the outstanding global note holder by wire transfer of immediately available funds and to holders of outstanding certificated notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all registration defaults, the accrual of liquidated damages will cease.

Exchange Agent

        We have appointed The Bank of New York Trust Company, N.A. as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for a notice of guaranteed delivery to the exchange agent addressed as follows:

The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street, 7 East
New York, N.Y. 10286
Attn: Mrs. Carolle Montreuil

Telephone: (212)-815-5920
Fax: (212)-298-1915

        Delivery to an address other than the one stated above or transmission via a facsimile number other than the one stated above will not constitute a valid delivery.

Fees and Expenses

        We will bear the expenses of soliciting tenders. We are making the principal solicitation by mail; however, our officers and regular employees may make additional solicitations by facsimile, telephone or in person.

        We have not retained any dealer manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

        We will pay the cash expenses incurred in connection with the exchange offer which we estimate to be approximately $300,000. These expenses include registration fees, fees and expenses of the exchange agent and the trustee, accounting and legal fees and printing costs, among others.

        We will pay all transfer taxes, if any, applicable to the exchange of notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the private notes pursuant to the exchange offer, then you must pay the amount of the transfer taxes. If you do not submit satisfactory evidence of payment of the taxes or exemption from payment with the letter of transmittal, we will bill the amount of the transfer taxes directly to you.

Consequence of Failures to Exchange

        Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decisions on what action to take. Private notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, those private notes may be resold only:

  •
  to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

  •
  in a transaction meeting the requirements of Rule 144 under the Securities Act;

  •
  outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

  •
  in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel if we so request;

  •
  to us; or

  •
  pursuant to an effective registration statement.

        In each case, the private notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

USE OF PROCEEDS

        The exchange offer is intended to satisfy an obligation under the registration rights agreement. We will not receive any cash proceeds from the exchange offer.

        The net proceeds from the offering of the private notes were used, together with the incurrence of $390.0 million in aggregate principal amount of the new term loans and cash on hand, to finance the recent refinancing transactions described in "Refinancing Transactions."

CAPITALIZATION
(in thousands)

        The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2005. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The amounts in the table are in thousands.

Cash and cash equivalents	$9,100

Long-term debt, including current portion:
Term loan facility under our credit agreement	$384,875
10 3/8% senior subordinated notes due 2011	3,541
7 1/4% senior subordinated notes due 2012	150,000
Equipment debt	10,963

Total long-term debt	549,379
Stockholders' deficit:
Preferred stock, $0.01 par value: 1,000,000 shares authorized and no shares issued and outstanding
Common stock, $0.01 par value: 100,000,000 shares authorized, 49,211,896 shares issued and outstanding	492
Paid-in-capital deficit	(14,540)
Accumulated other comprehensive income (loss)	2,467
Accumulated deficit	(45,807)

Total stockholders' deficit	(57,388)

Total capitalization	$491,991

SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA
(in thousands, except per share data)

        The historical selected financial data shown below for, and as of the end of, each of the years in the five-year period ended December 31, 2004, have been derived from our consolidated financial statements. The statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data at December 31, 2003 and 2004 have been derived from consolidated financial statements, which have been audited and which are included in this prospectus. The statement of operations data for the years ended December 31, 2000 and 2001 and the balance sheet data at December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The statement of operations data for the three months ended March 31, 2004 and 2005 have been derived from unaudited consolidated financial statements which are included in this prospectus. Our unaudited consolidated financial statements for the three months ended March 31, 2004 and 2005 include, in the opinion of management, all adjustments consisting of normal recurring adjustments, necessary for a fair presentation of the results for the period. The summary financial data should be read in conjunction with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(dollars in thousands)
Consolidated Statements of Operations Data:
Revenues	$341,497	$372,676	$408,530	$413,553	$432,080	$105,646	$105,964
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	151,722	162,190	184,050	198,456	217,605	53,272	53,936
Selling, general and administrative expenses	37,975	43,944	45,822	47,472	48,142	12,168	11,686
Employment agreement costs	—	—	—	2,446	2,064	305	274
Severances and related costs	4,573	—	—	2,246	1,223	—	—
Loss on early retirement of debt	—	3,734	—	—	44,393	—	—
Impairment charges	—	—	—	73,225	—	—	—
Recapitalization, merger integration, and regulatory costs	4,523	—	—	—	—	—	—
Depreciation expense	54,924	63,761	69,384	77,675	80,488	20,845	20,463
Amortization expense	14,390	14,454	2,502	2,897	3,522	876	881
Interest expense, net	77,051	65,651	47,705	43,589	44,039	10,608	9,061
Other (income) and expense, net	—	—	(872)	(200)	(484)	34	(332)

Total costs and expenses	345,158	353,734	348,591	447,806	440,992	98,108	95,969
Income (loss) before income taxes, minority interest expense and earnings from uncosolidated investees	(3,661)	18,942	59,939	(34,253)	(8,912)	7,538	9,995
Income tax expense (benefit)	1,969	9,968	25,495	(1,680)	(6,770)	3,106	4,132
Minority interest expense	363	984	2,008	1,686	2,373	785	412
Earnings from unconsolidated investees	(3,790)	(2,540)	(3,503)	(2,649)	(4,029)	(893)	(684)

Net income (loss)	$(2,203)	$10,530	$35,939	$(31,610)	$(486)	$4,540	$6,135

Ratio of earnings to fixed charges(1)	1.0x	1.3x	2.2x	—	—	1.4x	1.7x
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$12,971	$22,051	$31,413	$20,931	$20,721	$30,156	$9,100
Total assets	646,160	658,232	687,404	628,176	622,198	646,434	608,004
Long-term debt, including current maturities	758,989	655,961	608,862	581,247	575,664	579,980	549,379
Stockholders' deficit	(203,809)	(80,857)	(42,309)	(70,798)	(67,528)	(66,104)	(57,388)

(1)
The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as income (loss) before income taxes, plus minority interest expense, plus distributions from unconsolidated equity investees, plus fixed charges, less income from equity investments. Fixed charges are the sum of interest on all indebtedness, amortization of debt issuance costs, and estimated interest on rental expense. Earnings were inadequate to cover fixed charges by $31.7 million and $6.2 million for the years ended December 31, 2003 and 2004, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading "Disclosure Regarding Forward-Looking Statements" and "Risk Factors" and elsewhere in this prospectus. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Overview

        We are a leading national provider of shared-service and fixed-site diagnostic imaging services, based upon annual revenue and number of diagnostic imaging systems deployed. Our principal sources of revenue are derived from magnetic resonance imaging (MRI) and positron emission tomography and positron emission tomography/computed tomography (PET and PET/CT) services on a shared-service and full-time basis primarily in partnership with hospitals or health systems. We also provide services through a growing number of free-standing imaging centers. In the first quarter of 2005, MRI services and PET and PET/CT services generated 70% and 21% of our revenues, respectively. The remaining net revenue was comprised of other diagnostic imaging services revenue, primarily computed tomography (CT), and management contract revenue. We provide imaging services primarily to hospitals and other healthcare providers. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day operations. We had 466 diagnostic imaging systems, including 354 MRI systems and 56 PET or PET/CT systems and served over 1,000 clients in 43 states at December 31, 2004. Of these 466 diagnostic imaging systems, 62 were located in fixed-sites, which constitutes systems installed in hospitals or other buildings on hospital campuses, medical groups' offices, or medical buildings and retail sites. Of these fixed-sites, 54 were included in our MRI systems count.

        Approximately 87% of our revenues for the quarter ended March 31, 2005 were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are typically generated from contracts that require our clients to pay us based on the number of scans we perform, although some pay us a flat fee for a period of time regardless of the number of scans we perform. These payments are due to us independent of our clients' receipt of reimbursement from third-party payors. We typically deliver our services for a set number of days per week through exclusive, long-term contracts with hospitals and other healthcare providers. The contracts' initial terms average approximately three years in length for mobile services and approximately seven to ten years in length for fixed-site arrangements. These contracts often contain automatic renewal provisions and certain contracts have cancellation clauses if the hospital or other healthcare provider purchases their own system. We price our contracts based on the type of system used, the scan volume, and the number of ancillary services provided. Pricing is also affected by competitive pressures.

        In November 2004, the Centers for Medicare and Medicaid Services announced a 21% reduction in PET hospital reimbursement rates effective January 1, 2005. Although the effect of this rate reduction to date has not had a material adverse effect on our PET or PET/CT revenue, this could have a significant negative impact on our PET and PET/CT revenues in the future. Our healthcare provider clients on whom we depend for the majority of our PET and PET/CT revenues generally rely on reimbursement from Medicare and other third-party payors. Because unfavorable reimbursement policies may constrict the profit margins of the hospitals and other healthcare providers we bill directly, we may need to lower our fees to retain existing PET and PET/CT clients and attract new ones.

        Approximately 13% of our revenues for the year ended March 31, 2005 were generated by providing services directly to patients from our sites located at or near hospital or other healthcare provider facilities, which we refer to as retail revenues. Our revenue from these sites is generated from direct billings to patients or their third-party payors, which are recorded net of contractual discounts and other arrangements for providing services at discounted prices. We typically charge a higher price per scan under retail billing than we do under wholesale billing.

        Revenues from our fixed-sites are included in both our wholesale and retail revenues.

        The principal components of our cost of revenues are compensation paid to technologists and drivers, system maintenance costs, medical supplies, system transportation and technologists' travel costs. Because a majority of these expenses are fixed, increased revenues as a result of higher scan volumes per system significantly improves our margins while lower scan volumes result in lower margins.

        The principal components of selling, general and administrative expenses are sales and marketing costs, corporate overhead costs, provision for doubtful accounts, and non-cash stock based compensation expense.

        We record minority interest expense and earnings from unconsolidated investees related to our consolidated and unconsolidated subsidiaries, respectively. These subsidiaries primarily provide shared-service and fixed-site diagnostic imaging services.

        Prior to 2004, MRI industry-wide scan volumes were adversely affected by relatively flat hospital growth rates of outpatient procedures and inpatient admissions. In addition, the increase in patient co-payments, higher patient deductibles, and the uncertain U.S. employment climate contributed to lower MRI industry-wide scan volumes. In 2004, MRI industry-wide scan volumes returned to a more normal growth rate primarily due to improved hospital growth rates of outpatient procedures and inpatient admissions.

        Prior to 2004, we began to see an increase in the competitive climate in the MRI industry, resulting in an increase in activity by original equipment manufacturers, or OEM's, selling systems directly to certain of our clients. Typically, OEM's target our higher scan volume clients. This has caused an increase in the number of our higher scan volume clients deciding not to renew their contracts. We replace these higher volume scan clients typically with lower volume clients. During 2005, our MRI revenues modestly declined compared to 2004 levels and we believe that MRI revenues will continue to modestly decline in future years.

        This decline in MRI revenue prior to 2004 triggered an acceleration of the review of the recoverability of the carrying value of certain equipment, goodwill, and other intangible assets according to the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Due to the factors noted above, in 2003 we recognized a non-cash impairment charge totaling $73.2 million associated with goodwill and other intangible assets and certain equipment in accordance with the provisions of SFAS 142 and 144, and an impairment of an investment in a joint venture, the components of which are described in more detail below.

        Because of the factors noted above, in 2003, we engaged an independent appraiser to assist us in evaluating potential impairment of identified intangible assets in accordance with SFAS 144. Based upon this study, we determined that certain intangible assets acquired in May 1998 were impaired, and recorded a charge of $0.8 million to two of our reporting units in order to properly record these assets at fair market value as a component of the total non-cash impairment charge described above. Fair market value was determined based on discounted cash flows.

        In 2003, we also evaluated the recoverability of the carrying amount of certain long-lived assets, specifically our 1.0 Tesla and 0.2 Tesla MRI systems, as a result of the decline in client demand for these systems in accordance with SFAS 144. An impairment is assessed when the undiscounted expected future cash flow derived from the asset is less than its carrying amount. We used our best judgment based upon the most current facts and circumstances when applying these impairment rules. Based upon the analysis performed on the 1.0 Tesla and 0.2 Tesla MRI systems, an impairment loss of $22.8 million was recognized to reduce certain of these impaired assets to their fair market value as of September 30, 2003 as a component of the total non-cash impairment charge described above. Fair market value was based upon quoted market prices. We revised our estimate of residual values on all of our MRI equipment from 20% to 10%. In addition, we also changed our estimate of useful lives of 1.5 Tesla MRI systems from 8 years to 7 years. These changes in estimates were recognized beginning in the fourth quarter of 2003 and will be recognized on a prospective basis.

        In addition, in 2003 we reviewed the recoverability of the carrying value of goodwill based on our judgment that an event had occurred or circumstances had changed to indicate an impairment of these assets had possibly occurred in accordance with SFAS 142. Goodwill is allocated to our various reporting units which represent our geographical regions. We compare the fair value of the reporting unit to our carrying amount to determine if there is potential impairment. The implied fair value for goodwill is determined based on the fair value of assets and liabilities of the respective reporting units based on discounted cash flows, market multiples, or appraised values as appropriate. In 2003, in part based upon a study prepared by an independent appraiser, we recognized a goodwill impairment charge of $41.9 million in three of our reporting units as a component of the total non-cash impairment charge described above.

        We further recognized a $7.7 million impairment charge in 2003 relating to an other than temporary decline in the fair value of our investment in a joint venture as a component of the total non-cash impairment charge described above. We concluded that our investment was other than temporarily impaired because our carrying value of the investment exceeded the calculated fair value of the investment and the prospects for recovery were considered weak. The fair value of the investment was based upon our best estimate of the expected discounted future cash flows of the joint venture.

        For the quarter ended March 31, 2005, we recorded $0.1 million in non-cash stock-based compensation primarily as a result of amending certain stock option agreements in June 2001 and May 2004 to reduce performance targets and granting options in November 2000 to purchase our common stock at an exercise price below its fair value. For the year ended December 31, 2004, we recorded $0.3 million in non-cash stock based compensation primarily as a result of these June 2001 option amendments and November 2000 option grants. A portion of the options granted to date under our 1999 Equity Plan are "performance options." These options vest on the eighth anniversary of the grant date if the option holder is still our employee, but the vesting accelerates if we meet the operating performance targets specified in the option agreements. On June 20, 2001, the Company's compensation committee authorized the Company to amend the option agreements under its 1999 Equity Plan to reduce the performance targets for 1,899,600 performance options out of the 2,284,000 performance options outstanding. On May 18, 2004, our compensation committee authorized us to make a second amendment to the option agreements under our 1999 Equity Plan to further reduce the performance targets for all of the 1,914,500 performance options outstanding. As a result of the amendments, if we achieve the reduced performance targets but do not achieve the previous performance targets, and an option holder terminates employment prior to the eighth anniversary of the option grant date, the Company would be required to record a non-cash stock-based compensation charge equal to the amount by which the actual value of the shares subject to the performance option on the date of the respective amendment exceeded the option's exercise price. Under the first amendment, we estimate that we could incur an additional $0.1 million to $0.4 million in the aggregate of these non-cash stock-based compensation charges over the next nine months. Under the second amendment, we estimate that we could incur an additional $0.1 million to $0.2 million in the aggregate of these non-cash stock-based compensation charges over the next 4 1/4 years. These charges, however, may not be evenly distributed over each of these respective periods or over the four quarters in any one year, depending upon the timing of employee turnover and the number of shares subject to the options held by departing employees.

        At December 31, 2004, we had approximately $194.0 million of net operating losses available for federal tax purposes and $54.0 million for state tax purposes to offset future taxable income, subject to certain limitations. These net operating losses will expire at various dates from 2005 through 2024.

Seasonality

        We experience seasonality in the revenues and margins generated for our services. First and fourth quarter revenues are typically lower than those from the second and third quarters. First quarter revenue is affected primarily by fewer calendar days and inclement weather, typically resulting in fewer patients being scanned during the period. Fourth quarter revenue is affected primarily by holiday and client and patient vacation schedules and inclement weather, also resulting in fewer scans during the period. The variability in margins is higher than the variability in revenues due to the fixed nature of our costs.

Results of Operations

        The table below shows the components in our consolidated statements of operations as a percentage of revenues:

	Year Ended December 31,			Quarter Ended March 31,
	2002	2003	2004	2004	2005
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	45.1	48.0	50.4	50.4	50.9
Selling, general and administrative expenses	11.2	11.5	11.1	11.5	11.0
Employment agreement costs	—	0.6	0.5	0.3	0.3
Severance and related costs	—	0.5	0.3	—	—
Loss on early retirement of debt	—	—	10.3	—	—
Impairment charges	—	17.7	—	—	—
Depreciation expense	17.0	18.8	18.6	19.8	19.3
Amortization expense	0.6	0.7	0.8	0.8	0.8
Interest expense, net of interest income	11.7	10.5	10.2	10.1	8.6
Other (income) and expense, net	(0.2)	—	(0.1)	—	(0.3)

Total costs and expenses	85.4	108.3	102.1	92.9	90.6
Income (loss) before income taxes, minority interest expense and earnings from unconsolidated investees	14.6	(8.3)	(2.1)	7.1	9.4
Income tax expense (benefit)	6.2	(0.4)	(1.6)	2.9	3.9
Minority interest expense	0.5	0.4	0.5	0.7	0.4
Earnings from unconsolidated investees	(0.8)	(0.7)	(0.9)	(0.8)	(0.7)

Net income (loss)	8.7%	(7.6)%	(0.1)%	4.3%	5.8%

        As noted previously, we have recently seen a decrease in our MRI revenues and we believe that scan-based MRI revenues from our shared service operations will continue to modestly decline in future years. The table below provides scan-based MRI statistical information for each of the years ended December 31 and for the three months ended March 31:

	Year Ended December 31			Three Months Ended March 31
	2002	2003	2004	2004	2005
Scan-based MRI statistics
Average number of scan-based MRI systems	303.8	306.4	293.0	296.1	281.9
Scans per system per day	9.78	9.46	9.67	9.50	9.45
Total number of MRI scans	873,321	828,173	812,730	202,050	191,042
Price per scan	$367.50	$361.23	$355.96	$354.33	$355.86

        Over the past three years we have seen an increase in PET and PET/CT revenues and we believe that PET and PET/CT revenues will continue to increase in future years, primarily as a result of planned system additions to satisfy client demand and anticipated expansion of reimbursement coverage by Medicare and other third party payors. The table below provides PET and PET/CT revenue statistical information for each of the years ended December 31 and for the three months ended March 31:

	Year Ended December 31			Three Months Ended March 31
	2002	2003	2004	2004	2005
PET and PET/CT statistics
Average number of PET and PET/CT systems	22.3	34.5	48.8	44.9	50.3
Scans per system per day	4.62	4.84	4.97	5.03	5.18
Total number of PET and PET/CT scans	22,411	40,969	56,714	13,308	15,784
Price per scan	$1,327.67	$1,348.17	$1,363.65	$1,324.66	$1,370.94

        Following are the components of revenue for each of the years ended December 31 and for the three months ended March 31 (in millions):

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Total MRI revenue	$344.5	$321.8	$315.9	$77.9	$74.7
PET and PET/CT revenue	29.9	55.9	77.5	17.7	21.8
Other modalities and other revenue	34.1	35.9	38.7	10.0	9.5

Total	$408.5	$413.6	$432.1	105.6	$106.0

Quarter Ended March 31, 2005 Compared to Quarter Ended March 31, 2004

        Revenue increased $0.4 million, or 0.3%, to $106.0 million in the first quarter of 2005 compared to $105.6 million in the first quarter of 2004 primarily due to higher PET and PET/CT revenue, offset by lower MRI revenue and other modalities and other revenue. PET and PET/CT revenue in the first quarter of 2005 increased $4.1 million, or 23.2%, compared to the first quarter of 2004. Total PET and PET/CT scan volumes increased 18.6% to 15,784 scans in the first quarter of 2005 from 13,308 scans in the first quarter of 2004, primarily as a result of an increase in the average number of PET and PET/CT systems in operation. The average number of PET and PET/CT systems in service increased to 50.3 systems in the first quarter of 2005 from 44.9 systems in the first quarter of 2004. Scans per system per day also increased 3.0%, to 5.18 scans per system per day in the first quarter of 2005, from 5.03 in the first quarter of 2004. Further, the average price per PET and PET/CT scan increased 3.5% to $1,371 per scan in the first quarter of 2005 compared to $1,325 per scan in the first quarter of 2004. MRI revenue in the first quarter of 2005 decreased $3.2 million, or 4.1%, compared to the first quarter of 2004 primarily as a result of a 5.5% decrease in our MRI scan volume. MRI scan volume decreased to 191,042 scans in the first quarter of 2005 from 202,050 scans in the first quarter of 2004, primarily due to a decrease in the average number of scan-based systems in service, to 281.9 systems in the first quarter of 2005 from 296.1 systems in the first quarter of 2004. Average scans per system per day also decreased by 0.5% to 9.45 in first quarter of 2005 from 9.50 in first quarter of 2004. These decreases were partially offset by a 0.4% increase in average price per MRI scan to $355.86 per scan in first quarter of 2005 compared to $354.33 per scan in first quarter of 2004 and a $0.4 million increase in non-scan based MRI revenue. Other modalities and other revenue decreased $0.5 million, or 5.7%, to $9.5 million in the first quarter of 2005 compared to $10.0 million in the first quarter of 2004 primarily due to a decrease in CT revenue offset by an increase in management contract revenue for our managed contracts and reimbursement of out-of-pocket expenses for unconsolidated investees.

        We had 354 MRI systems at March 31, 2005 compared to 363 MRI systems at March 31, 2004. We had 56 PET and PET/CT systems at March 31, 2005 compared to 48 PET and PET/CT systems at March 31, 2004.

        Cost of revenues, excluding depreciation and amortization, increased $0.6 million, or 1.2%, to $53.9 million in the first quarter of 2005 compared to $53.3 million in the first quarter of 2004. Management contract expenses increased $0.7 million, or 32.1%, primarily as a result of an increase in expenses incurred on behalf of unconsolidated investees. Equipment rental expense increased $0.6 million, or 125%, primarily due to a higher number of MRI rental systems in use. Systems maintenance costs increased $0.3 million, or 3.3%, primarily due to an increase in the number of PET and PET/CT systems which have higher contracted maintenance costs per system. Compensation and related employee expenses decreased $0.2 million, or 0.9%, primarily as a result of a decrease in field management, employee expenses and travel and entertainment. The decrease was partially offset by an increase in employee benefits and an increase in technologists' wages, including an increase in payroll and related costs necessary to support new PET and PET/CT systems in operation. PET and PET/CT technologists have a higher hourly rate than MRI technologists. Medical supplies decreased $0.2 million, or 5.2%, primarily as a result of a decrease in film expense related to purchasing agreement rebates. Outside medical services decreased $0.4 million, or 14.2%, primarily as a result of a decrease in staffing of temporary technologists. All other cost of revenues, excluding depreciation and amortization, decreased $0.2 million, or 3.2%. Cost of revenues, as a percentage of revenue, increased to 50.9% in the first quarter of 2005 from 50.4% in the first quarter of 2004 as a result of the factors described above.

        Selling, general and administrative expenses decreased $0.5 million, or 4.0%, to $11.7 million in the first quarter of 2005 compared to $12.2 million in the first quarter of 2004. Compensation and related employee expenses decreased $0.3 million, or 3.5%, primarily due to decreased costs associated with the consolidation of our regions from ten regions to five regions and a decrease in management incentive compensation and travel and entertainment. The provision for doubtful accounts decreased $0.1 million, or 9.2%. The provision for doubtful accounts as a percentage of revenue was 0.4% for both the first quarter of 2005 and 2004. All other selling, general and administrative expenses decreased $0.1 million, or 4.3%. Selling, general and administrative expenses as a percentage of revenue were 11.0% and 11.5% in the first quarter of 2005 and 2004, respectively.

        We recorded employment agreement expenses of $0.3 million in both the first quarter of 2005 and 2004 related to payments under an amendment to an employment agreement with our former chairman of the board. We expect to incur approximately $0.2 million of costs over the remaining 2-month term of the amended employment agreement with our former chairman of the board.

        Depreciation expense decreased $0.3 million, or 1.8%, to $20.5 million in the first quarter of 2005 compared to $20.8 million in the first quarter of 2004.

        Amortization expense for both the first quarter of 2005 and 2004 totaled $0.9 million.

        Interest expense, net, decreased $1.5 million, or 14.6%, to $9.1 million in the first quarter of 2005 compared to $10.6 million in the first quarter of 2004. This decrease was primarily a result of lower average interest rates on our senior subordinated notes which were refinanced in December 2004 and lower average interest rates on our variable rate term loans primarily resulting from execution of various interest rate swap agreements in 2004 to hedge against future interest rate increases on a portion of our variable rate term loans.

        Income tax expense was $4.1 million and $3.1 million in the first quarter of 2005 and 2004, respectively, resulting in effective tax rates of 40.2% and 40.6%. Our effective tax rates were higher than statutory rates principally as a result of state income taxes.

        Minority interest expense decreased $0.4 million, or 47.6%, to $0.4 million in the first quarter of 2005 compared to $0.8 million in the first quarter of 2004.

        Earnings from unconsolidated investees decreased by $0.2 million, or 23.4%, to $0.7 million in the first quarter of 2005 compared to $0.9 million in the first quarter of 2004, primarily due to net losses in 2005 from newly formed unconsolidated investees.

        Our net income was $6.1 million, or $0.12 per share on a diluted basis, in the first quarter of 2005 compared to $4.5 million, or $0.09 per share on a diluted basis, in the first quarter of 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        Revenue increased $18.5 million, or 4.5%, to $432.1 million in 2004 compared to $413.6 million in 2003 primarily due to higher PET and PET/CT revenue and higher other modalities and other revenue, offset by lower MRI revenue. PET and PET/CT revenue in 2004 increased $21.6 million, or 38.7%, compared to 2003 primarily due to an increase in the number of PET and PET/CT systems in service, to 48.8 systems in 2004 from 34.5 systems in 2003. The increase in average number of systems in 2004 over 2003 resulted in a 38.4% increase in total scan volume, to 56,714 scans in 2004 from 40,969 scans in 2003. Scans per system per day also increased 2.7%, to 4.97 scans per system per day in 2004, from 4.84 in 2003. Further, the average price per PET and PET/CT scan increased 1.1% to $1,363.15 per scan in 2004 compared to $1,348.17 per scan in 2003. Other modalities and other revenue increased $2.8 million, or 7.8%, to $38.7 million in 2004 compared to $35.9 million in 2003 primarily due to an increase in management contract revenue for our managed contracts and reimbursement of out-of-pocket expenses for unconsolidated joint ventures. MRI revenue in 2004 decreased $5.9 million, or 1.8%, compared to 2003 primarily as a result of a 1.9% decrease in our MRI scan volume and a 1.5% decrease in the average price per MRI scan. MRI scan volume decreased to 812,730 scans in 2004 from 828,173 scans in 2003, primarily due to a decrease in the average number of scan-based systems in service, to 293.0 systems in 2004 from 306.4 systems in the 2003, partially offset by an increase of 2.3% in the average scans per system per day to 9.67 in 2004 from 9.46 in 2003. Average price per MRI scan decreased to $355.96 per scan in 2004 compared to $361.23 per scan in the corresponding period of 2003 primarily as a result of price reductions granted to certain clients upon renewal of their contracts and competitive pricing pressures. The decrease in total MRI revenue was offset by an increase in non-scan based MRI revenue.

        We had 362 MRI systems at December 31, 2004 compared to 363 MRI systems at December 31, 2003. We had 54 PET and PET/CT systems at December 31, 2004 compared to 44 PET and PET/CT systems at December 31, 2003. The PET and PET/CT increase was primarily a result of planned system additions to satisfy client demand.

        Cost of revenues increased $19.1 million, or 9.6%, to $217.6 million in 2004 compared to $198.5 million in 2003. Compensation and related employee expenses increased $7.7 million, or 7.7%, primarily as a result of an increase in field management and technologists' wage rates, including a $2.5 million increase in payroll related costs necessary to support new PET and PET/CT systems in operation whose technologists have a higher hourly rate than MRI technologists and a $2.5 million increase in employee benefits, including workers' compensation expense. The 31.5% increase in employee headcount to support the new PET and PET/CT systems in operation were partially offset by a 2.6% decrease in the number of employees necessary to support current MRI systems and a 5.1% decrease in the number of drivers primarily due to a decrease in the number of power units in service. Systems maintenance costs increased $4.2 million, or 10.6%, primarily due to an increase in the number of PET and PET/CT systems which have higher contracted preventative maintenance costs per system. Medical supplies increased $2.3 million, or 15.2%, primarily as a result of an increase in PET and PET/CT scan volume, which use a radiopharmaceutical as a component of the scan. Management contract expenses increased $1.9 million, or 26.2%, primarily as a result of an increase in expenses incurred on behalf of unconsolidated joint ventures. Licenses, taxes and fees increased $1.1 million, or 37.9%, primarily as a result of an increase in property taxes associated with the purchase of 12 PET/CT systems in 2004, which have a higher average property value then MRI systems. Outside medical services increased $1.1 million, or 14.4%, primarily as a result of an increase in outside radiologists service costs associated with an increase in retail revenue. All other operating expenses, excluding depreciation, increased $0.8 million, or 3.1%, primarily due to the increase in the number of systems in service. Cost of revenues, as a percentage of revenue, increased to 50.4% in 2004 from 48.0% in 2003 as a result of the factors described above.

        Selling, general and administrative expenses increased $0.6 million, or 1.4%, to $48.1 million in 2004 compared to $47.5 million in 2003. Compensation and related employee expenses increased $4.2 million, or 14.9%, primarily due to increased costs as a result of changes in the management infrastructure, recruiting costs and an increase in management incentive compensation. This increase was offset by a decrease in the provision for doubtful accounts of $2.0 million, or 71.5% resulting from collection of older accounts receivable in 2004 billed in prior years and higher collections of 2004 revenues. The provision for doubtful accounts decreased as a percentage of revenue to 0.2% of revenue in 2004 compared to 0.7% of revenue in the corresponding period of 2003. Non-cash stock based compensation decreased $1.4 million, or 82.4%, to $0.3 million in 2004 from $1.7 million in 2003, primarily due to decreased costs associated with our amended stock option agreements. All other selling, general and administrative expenses decreased $0.2 million, or 1.2%. Selling, general and administrative expenses as a percentage of revenue were 11.1% and 11.5% in 2004 and 2003, respectively.

        We recorded employment agreement expenses of $2.1 million in 2004 related to an employment agreement with our former chief financial officer and payments under an amendment to an employment agreement with our former chairman of the board. We recorded employment agreement expenses of $2.4 million in 2003 related to payments under an amendment to an employment agreement with our former chairman of the board. We expect to incur approximately $0.5 million of costs over the remaining 5-month term of the amended employment agreement with our former chairman of the board.

        We recorded severance and related costs of $1.2 million in 2004 primarily for severance costs associated with reductions-in-force due to our reduction in the number of geographic regions and a further consolidation of our retail billing and scheduling functions. We recorded severance and related costs of $2.2 million in 2003 primarily related to severance and settlement payments made as a result of reductions-in-force.

        We recorded a loss on early retirement of debt of $44.4 million in 2004 related to the refinancing of our 10 3/8% Notes and our credit facility. This charge primarily consisted of tender offer and consent payments on the 10 3/8% Notes, write-off of unamortized debt issuance costs related to the early extinguishment of debt, and other fees and expenses related to the redemption of the 10 3/8% Notes.

        We recorded non-cash impairment charges of $73.2 million in 2003, related to the write down of certain MRI equipment, goodwill and other intangible assets under the provisions of SFAS 142 and SFAS 144 as these assets carried book values which exceeded their fair value, and an other than temporary decline in the fair value of our investment in a joint venture.

        Depreciation expense increased $2.8 million, or 3.6%, to $80.5 million in 2004 compared to $77.7 million in 2003, principally due to an increase in the number of PET systems which have a shorter depreciable life than MRIs, as well as the change in estimate of new MRI system useful lives from eight years to seven years in the third quarter of 2003.

        Amortization expense increased $0.6 million, or 21.6%, to $3.5 million in 2004 compared to $2.9 million in 2003.

        Interest expense, net, increased $0.4 million, or 1.0%, to $44.0 million in 2004 compared to $43.6 million in 2003. This increase was due to higher average interest rates on our variable rate term loans primarily resulting from execution of various interest rate swap agreements in 2004 to hedge against future interest rate increases on a portion of our variable rate term loans. This increase was partially offset by a reduction in interest expense due to a lower average debt balances in 2004 compared to 2003.

        In 2004, we recorded an income tax benefit of $6.8 million. We recorded a higher than statutory income tax benefit primarily due to the reversal of income tax reserves of $5.1 million primarily related to the favorable outcome of examinations of our 1998 and 1999 federal income tax returns and a favorable final IRS determination letter related to the treatment of an income item in a federal income tax return of one of our subsidiaries. In 2003, we recorded an income tax benefit of $1.7 million. We recorded a lower than statutory income tax benefit primarily because a portion of the impairment charges related to non-deductible goodwill.

        Minority interest expense increased by $0.7 million, or 40.7%, to $2.4 million in 2004 compared to $1.7 million in 2003, primarily due to an increase in earnings of consolidated joint ventures.

        Earnings from unconsolidated investees increased by $1.4 million, or 52.1%, to $4.0 million in 2004 compared to $2.6 million in 2003, primarily due to an increase in earnings of unconsolidated investees primarily due to increases in scan volume and the number of systems in operation.

        Our net loss was $(0.5) million, or $(0.01) per share on a diluted basis in 2004 compared to net loss of $(31.6) million, or $(0.66) per share on a diluted basis in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Revenue increased $5.1 million, or 1.2%, to $413.6 million in 2003 compared to $408.5 million in 2002 primarily due to higher PET and PET/CT revenue, offset by lower MRI revenue. Other modalities and other revenue increased $1.8 million in 2003 compared to 2002. PET and PET/CT revenue in 2003 increased $26.0 million, or 86.8%, compared to 2002 primarily due to an increase in the number of PET and PET/CT systems in service, to 34.5 systems in 2003 from 22.3 systems in 2002. The increase in average number of systems in 2003 over 2002 resulted in an 82.8% increase in total scan volume, to 40,969 scans in 2003 from 22,411 scans in 2002. Scans per system per day also increased 4.8%, to 4.84 scans per system per day in 2003, from 4.62 in 2002. Further, the average price per PET and PET/CT scan increased 1.5% to $1,348.17 per scan in 2003 compared to $1,327.67 per scan in 2002. MRI revenue in 2003 decreased $22.7 million, or 6.6%, primarily as a result of a 5.2% decrease in our MRI scan volume and a 1.7% decrease in the average price per MRI scan. The average daily scan volume per MRI system decreased to 9.46 in 2003 from 9.78 in 2002 primarily as a result of some higher volume clients choosing not to renew their contracts and our providing more days of service to existing clients than their growth in scan volume. The average price per MRI scan decreased 1.7% to $361.23 per scan in 2003 compared to $367.50 per scan in the corresponding period of 2002 primarily as a result of price reductions granted to certain clients upon renewal of their contracts and competitive pricing pressures. Total MRI revenue also decreased due to lower short-term MRI rental revenue, which was partially offset by an increase in non-scan based MRI revenue.

        We had 363 MRI systems at December 31, 2003 compared to 353 MRI systems at December 31, 2002. We had 44 PET and PET/CT systems at December 31, 2003 compared to 28 PET systems at December 31, 2002. The PET and PET/CT increase was primarily a result of planned system additions to satisfy client demand.

        Cost of revenues increased $14.4 million, or 7.8%, to $198.5 million in 2003 compared to $184.1 million in 2002. Compensation and related employee expenses increased $5.6 million, or 5.9%, primarily as a result of an increase in field management and technologists' wage rates, including a $3.4 million increase in payroll related costs necessary to support new PET and PET/CT systems in operation whose technologists have a higher hourly rate than MRI technologists and a $1.8 million increase in employee benefits, including workers' compensation expense. The increase in employees to support the new PET and PET/CT systems in operation were partially offset by a 5.4% decrease in the number of employees necessary to support current MRI systems and a 4.9% decrease in the number of drivers primarily due to a decrease in the number of power units in service. Medical supplies increased $3.8 million, or 34.6%, primarily as a result of an increase in PET and PET/CT scan volume, which use a radiopharmaceutical as a component of the scan. Equipment rental expense decreased $3.5 million, or 52.7%, resulting from a lower number of MRI rental systems and power units in operation. Systems maintenance costs increased $2.3 million, or 6.2%, primarily due to an increase in the average repair cost per system and increase in the number of PET and PET/CT systems which have higher contracted preventative maintenance costs per system. Insurance expense increased $1.7 million, or 85.2%, primarily due to an increase in the total number of systems and an increase in insurance premiums. Outside medical services increased $1.6 million, or 27.0%, primarily as a result of an increase in outside radiologists services associated with an increase in retail revenue. Management contract expenses increased $0.8 million, or 12.0%, primarily as a result of an increase in expenses related to a new unconsolidated joint venture. Fuel expenses increased $0.5 million, or 15.0%, primarily due to higher diesel fuel prices in 2003. All other operating expenses, excluding depreciation, increased $1.6 million, or 9.4%, primarily due to the increase in the number of systems in service. Cost of revenues, as a percentage of revenue, increased to 48.0% in 2003 from 45.1% in 2002 as a result of the factors described above.

        Selling, general and administrative expenses increased $1.7 million, or 3.6%, to $47.5 million in 2003 compared to $45.8 million in 2002. Professional services expenses increased $2.6 million, or 103% in 2003 compared to 2002 primarily due to management consulting fees and legal costs associated with the negotiation with collective bargaining representatives over the terms and conditions of employment of drivers in our Mid-Atlantic and New England regions. Compensation and related employee expenses increased $0.4 million, or 1.3%, primarily due to increases in executive management, retail scheduling and billing, and sales and marketing salaries, partially offset by a decrease in management incentive compensation. These increases were partially offset by a decrease in the provision for doubtful accounts of $1.9 million, or 40.4%, primarily as a result of an improvement in collections of older accounts receivable. The provision for doubtful accounts decreased as a percentage of revenue to 0.7% of revenue in 2003 compared to 1.2% of revenue in the corresponding period of 2002. Non-cash stock based compensation decreased $0.2 million, or 12.0%, to $1.7 million in 2003 from $1.9 million in 2002, primarily due to decreased costs associated with our amended stock option agreements. All other selling, general and administrative expenses increased $0.8 million, or 9.3%. Selling, general and administrative expenses as a percentage of revenue were 11.5% and 11.2% in 2003 and 2002, respectively.

        We recorded employment agreement expenses of $2.4 million in 2003 related to payments under an amendment to an employment agreement with our former chairman of the board.

        We recorded severance and related costs of $2.2 million in 2003 primarily related to severance and settlement payments made as a result of a reductions-in-force.

        We recorded non-cash impairment charges of $73.2 million in 2003, related to the write down of certain MRI equipment, goodwill and other intangible assets under the provisions of SFAS 142 and SFAS 144 as these assets carried book values which exceeded their fair value, and an other than temporary decline in the fair value of our investment in a joint venture.

        Depreciation expense increased $8.3 million, or 11.9%, to $77.7 million in 2003 compared to $69.4 million in 2002, principally due to a higher amount of depreciable assets associated with MRI system additions and upgrades, as well as an increase in the number of PET systems which have a shorter depreciable life than MRIs.

        Amortization expense increased $0.4 million, or 15.8%, to $2.9 million in 2003 compared to $2.5 million in 2002.

        Interest expense, net, decreased $4.1 million, or 8.6%, to $43.6 million in 2003 compared to $47.7 million in 2002, primarily due to lower average debt balances and lower average interest rates.

        In 2003, we recorded an income tax benefit of $1.7 million, which was 5.0% of our pretax loss. We recorded a lower than statutory income tax benefit primarily because a portion of the impairment charges related to non-deductible goodwill. The provision for income taxes in 2002 was $25.5 million, resulting in an effective tax rate of 41.5%. This effective tax rate was higher than statutory rates primarily as a result of state income taxes.

        Minority interest expense decreased by $0.3 million, or 16.0%, to $1.7 million in 2003 compared to $2.0 million in 2002.

        Earnings from unconsolidated investees decreased by $0.9 million, or 25.4%, to $2.6 million in 2003 compared to $3.5 million in 2002, primarily due to losses incurred by a new unconsolidated investee which began providing services in April 2003.

        Our net loss was $(31.6) million, or $(0.66) per share on a diluted basis in 2003 compared to net income of $35.9 million, or $0.72 per share on a diluted basis in 2002.

Liquidity and Capital Resources

        Our primary source of liquidity is cash provided by operating activities. Cash provided by operating activities totaled $120.9 million for the year ended December 31, 2004 and $27.1 million in the first three months of 2005. Our ability to generate cash flow is affected by numerous factors, including demand for MRI and PET and PET/CT scans, the price we can charge our clients for providing our services and the costs to us of providing those services. Our ability to generate cash flow from operating activities is also dependent upon the collections of our accounts receivable. Provision for doubtful accounts decreased by $2.0 million in 2004 compared to 2003 primarily resulting from collection of older accounts receivable in 2004 billed in prior years and higher collections of 2004 revenues. Provision for doubtful accounts decreased by $0.1 million in the first quarter of 2005 compared to the first quarter of 2004. The number of days of revenue outstanding for our accounts receivable was 46 days as of March 31, 2004 and 2005, respectively. In addition, as of March 31, 2005, we had $64.8 million available borrowings under our revolving line of credit.

        Our primary use of capital resources is to fund capital expenditures. We incur capital expenditures for the purposes of:

  •
  purchasing new systems;

  •
  replacing less advanced systems with new systems;

  •
  providing upgrades of our MRI systems and upgrading our corporate infrastructure for future growth; and

  •
  purchasing systems upon termination of operating leases.

        Capital expenditures totaled $85.7 million for the year ended December 31, 2004, and 13.5 million in the first quarter of 2005. For the year ended December 31, 2004, we purchased 26 MRI systems, 12 PET or PET/CT systems, three CT systems and two other systems, including replacement systems. During the first quarter of 2005, we purchased three MRI systems, four PET or PET/CT systems, one CT system and three other systems, including replacement systems. Our decision to purchase a new system is typically predicated on obtaining new or extending existing client contracts, which serve as the basis of demand for the new system. We expect to purchase additional systems in 2005 and finance substantially all of these purchases with our available cash, cash from operating activities, our revolving line of credit, and equipment leases. Based upon the client demand described above, which dictates the type of equipment purchased, we expect capital expenditures to total approximately $85 to $90 million in 2005.

        In connection with the 1999 acquisition of Alliance Imaging by an affiliate of KKR, we entered into a $616.0 million credit agreement consisting of a $131.0 million Tranche A Term Loan Facility, a $150.0 million Tranche B Term Facility, a $185.0 million Tranche C Term Loan Facility, and a Revolving Loan Facility. On June 11, 2002, we entered into a second amendment to the credit agreement and completed a $286.0 million refinancing of our Tranche B and C term loan facility. Under the terms of the amended term loan facility, we received proceeds of $286.0 from a new Tranche C term loan facility, and used the entire amount of the proceeds to retire $145.5 and $140.5 owed under Tranche B and C of our existing term loan facility, respectively. The new Tranche C borrowing rate was decreased to the London InterBank Offered Rate ("LIBOR") plus 2.375%. The borrowing rate under the previously applicable Tranche B borrowing rate had been LIBOR plus 2.750% and the previously applicable Tranche C borrowing rate had been LIBOR plus 3.000%.

        In December 2004, we entered into a third amendment to our credit agreement which revised our Tranche C term loan facility ("Tranche C1") resulting in incremental borrowings of $154.0 million and decreased the maximum amount of availability under our existing revolving loan facility from $150.0 million to $70.0 million. We used the proceeds from the amendment to retire $256.4 million of our $260.0 million 10 3/8% Notes through a cash tender offer (the "Tender Offer). The amended Tranche C1 borrowing rate decreased to LIBOR plus 2.250%. At March 31, 2005, we had $64.8 million available borrowings under our revolving loan facility. The amended credit agreement contains restrictive covenants which, among other things, limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances, capital expenditures and prepayments of other indebtedness. Additionally, the amended credit agreement contains financial covenants which, as of March 31, 2005, require a minimum interest coverage ratio of 2.5 to 1.0 as well as a maximum leverage ratio of 4.0 to 1.0. As of March 31, 2005, we are in compliance with all covenants contained in our credit agreement and forecast that we will be in compliance with these covenants in 2005. Our failure to comply with these covenants could permit the lenders under the credit agreement to declare all amounts borrowed under the agreement, together with accrued interest and fees, to be immediately due and payable. If the indebtedness under the credit facility is accelerated, we may not have sufficient assets to repay amounts due under the credit facility. If we are not able to refinance our debt, we could become subject to bankruptcy proceedings.

        In December 2004, we completed a Tender Offer and redeemed $256.4 million of the outstanding 10 3/8% Notes. We redeemed the 10 3/8% Notes at a redemption price equal to 113.856% of the principal amount, together with the accrued interest to the redemption date. We incurred a loss on early retirement of debt of $44.4 million for the tender offer which represents the tender premium and consent payment to redeem the 10 3/8% Notes, write off of unamortized debt issuance costs, and fees and expenses related to the redemption of the 10 3/8% Notes. We used the remaining proceeds from the amended term loan facility, proceeds from the sale of our 7 1/4% Notes, and existing cash to settle the tender premium and consent payment. At March 31, 2005, we had $3.6 million remaining of the original $260.0 million 10 3/8% Notes. As of March 31, 2005, we were in compliance with all covenants contained in our 10 3/8% Notes and forecast that we will be in compliance with these covenants in 2005.

        In December 2004, we issued $150.0 million of our 7 1/4% Senior Subordinated Notes due 2012 (the "7 1/4% Notes") in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and used the proceeds to repay a portion of our 10 3/8% Notes. The 7 1/4% Notes contain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances, and restrictive payments. The 7 1/4% Notes are unsecured senior subordinated obligations and are subordinated in right of payment to all existing and future senior debt, including bank debt, and all obligations of our subsidiaries. As of March 31, 2005, we were in compliance with all covenants contained in the 7 1/4% Notes and forecast that we will be in compliance with these covenants in 2005. Our failure to comply with these covenants could permit the trustee under the Indenture relating to the 7 1/4% Notes and the note holders to declare the principal amounts under the 7 1/4% Notes, together with accrued and unpaid interest, to be immediately due and payable. If the indebtedness under the 7 1/4% Notes, or any of our other indebtedness, is accelerated, and we are not able to refinance our debt, we could become subject to bankruptcy proceedings.

        During 2004, we entered into interest rate swap agreements, with notional amounts of $56.8 million, $46.8 million and $48.4 million to hedge the future cash interest payments associated with a portion of our variable rate bank debt. These agreements mature in 2007. We have designated these swaps as cash flow hedges of variable future cash flows associated with our long-term debt and will record changes in the fair value of the swaps through other comprehensive income during the period these instruments are designated as hedges.

        In 2004, we used cash flow from operating activities to pay down $31.3 million under Tranche A of the term loan facility and $20.0 million under Tranche C of the term loan facility. In the first quarter of 2005, we used cash flow from operating activities to pay down the remaining $19.9 million balance under Tranche A of the term loan facility.

        The future payments of our long-term debt, including interest, operating leases and binding equipment purchase commitments as of December 31, 2004 are as follows:

Contractual Obligations	2005	2006	2007	2008	2009	Thereafter	Total
	(in millions)
Term Loan—Tranche A(1)	$0.8	$20.6	—	—	—	—	$21.4
Term Loan—Tranche C1	24.2	24.0	23.2	22.1	21.9	405.9	521.3
10 3/8% Senior Subordinated Notes	0.4	0.4	0.4	0.4	0.4	4.0	6.0
7 1/4% Senior Subordinated Notes	10.9	10.9	10.9	10.9	10.9	182.2	236.7
Equipment Loans	6.3	3.7	1.9	1.2	0.5	—	13.6
Operating Leases	4.9	4.1	3.6	1.8	0.6	—	15.0
Equipment Purchase Commitments	22.4	—	—	—	—	—	22.4

Total Contractual Obligation Payments	69.9	63.7	40.0	36.4	34.3	592.1	836.4
Less Amount Representing Interest	(33.2)	(32.5)	(30.7)	(29.5)	(29.3)	(68.1)	(223.3)

Present Value of Future Contractual Obligations	$36.7	$31.2	$9.3	$6.9	$5.0	$524.0	$613.1

(1)
Our Tranche A term loan was paid off in the first quarter of 2005.

        We believe that, based on current levels of operations, our cash flow from operating activities, together with other available sources of liquidity, including borrowings available under our revolving loan facility, will be sufficient over the next one to two years to fund anticipated capital expenditures and make required payments of principal and interest on our debt.

Critical Accounting Policies

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. See Note 2 to the consolidated financial statements included elsewhere in this prospectus for a summary of significant accounting policies. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

        The majority of our revenues are derived directly from healthcare providers and are primarily for imaging services. To a lesser extent, revenues are generated from direct billings to patients or their medical payors which are recorded net of contractual discounts and other arrangements for providing services at less than established patient billing rates. Revenues from direct patient billing amounted to approximately 13% of revenues in the first three months of 2005. Revenues from direct patient billing amounted to approximately 13%, 12% and 11% of revenues in the years ended December 31, 2004, 2003, and 2002, respectively. We continuously monitor collections from direct patient billings and compare these collections to revenue, net of contractual discounts, recorded at the time of service. While such contractual discounts have historically been within our expectations and the provisions established, an inability to accurately estimate contractual discounts in the future could have a material adverse impact on our operating results. As the price is predetermined, all revenues are recognized at the time the delivery of imaging service has occurred and collectibility is reasonably assured which is based upon contract terms with healthcare providers and negotiated rates with third party payors and patients. We also generate revenue from management services that we perform. These revenues are recorded in the period in which the service is performed and the collection of the billed amount is reasonably assured.

Accounts Receivable

        We provide shared and single-user diagnostic imaging equipment and technical support services to the healthcare industry and directly to patients on an outpatient basis. Our accounts receivable are primarily due from hospitals, other healthcare providers and health insurance providers located throughout the United States. Services are generally provided pursuant to long-term contracts with hospitals and other healthcare providers or directly to patients, and generally collateral is not required. Receivables generally are collected within industry norms for third-party payors. We continuously monitor collections from our clients and maintain a provision for estimated credit losses based upon any specific client collection issues that we have identified and our historical experience. While such credit losses have historically been within our expectations and the provisions established, an inability to accurately estimate credit losses in the future could have a material adverse impact on our operating results.

Goodwill and Long-Lived Assets

        Our operating results are highly dependent on maintaining and growing our revenues. A significant loss of client volume or key contracts could adversely affect our operating results. We have historically recorded goodwill and intangible assets from acquisitions, which were used as a method of expanding our business. Although our revenue and client base remains strong, significant reductions of revenue or the loss of key client contracts in the future could potentially impair the carrying amount of goodwill and other intangible assets necessitating a write-down of these assets.

        We adopted the provisions of SFAS 142 as of January 1, 2002, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. In accordance with SFAS 142, we have selected to perform an annual impairment test for goodwill based on the financial information as of September 30, or more frequently when an event occurs or circumstances change to indicate an impairment of these assets has possibly occurred. Goodwill is allocated to our various reporting units which are our geographical regions. SFAS 142 requires us to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than the carrying value. The fair value of the reporting unit is determined based on discounted cash flows, market multiples or appraised values as appropriate. We have discontinued amortization of goodwill as of January 1, 2002 for financial reporting purposes, and we comply with periodic impairment test procedures. In 2003, based on the factors described in Note 4 to the financial statements, we performed an interim valuation analysis in accordance with SFAS 142 and recognized a goodwill impairment charge in three of our reporting units. In 2004, we performed an interim valuation analysis and concluded that the fair value of each reporting unit exceeds its carrying value, indicating no goodwill impairment was present. No triggering events have occurred during the fourth quarters of 2003 and 2004 which would require an additional impairment test as of December 31, 2003 and 2004. SFAS 142 also requires intangible assets with definite useful lives to be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS 144.

Deferred Income Taxes

        Deferred income tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future income tax benefits are recognized only to the extent that the realization of such benefits is considered to be more likely than not. We regularly review our deferred income tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective income tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to significantly increase our valuation allowance resulting in a substantial increase in our effective tax rate which could have a material adverse impact on our operating results.

        We record accruals for tax contingencies when it is probable that a liability has been incurred and the amount of the contingency can be reasonably estimated based on specific events such as an audit or inquiry by a taxing authority. Changes in accruals associated with uncertainties arising from pre-acquisition years for acquired businesses are charged or credited to goodwill. Other adjustments to tax accruals are generally recorded in earnings in the period they are determined.

Recent Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Emerging Issues Task Force 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). This guidance clarifies when an investment accounted for in accordance with APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," and SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. We adopted the disclosure requirements of EITF 03-01, however the recognition and measurement provisions of the standard have been deferred.

        In November 2003, the FASB issued EITF 03-16, "Accounting for Investments in Limited Liability Companies" ("EITF 03-16"). This issue states that an investment in an limited liability company ("LLC") that maintains a "specific ownership account" for each investor, similar to a partnership capital account structure, should be viewed as similar to an investment in a limited partnership for purposes of determining whether a noncontrolling investment in an LLC should be accounted for using the cost method or the equity method. Therefore, the provisions of Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures," and related guidance, including Topic No. D-46, "Accounting for Limited Partnership Investments," also apply to such LLCs. EITF 03-16 is effective for reporting periods beginning after June 15, 2004. The adoption of EITF 03-16 did not have a material impact on our consolidated financial position or results of operations.

        In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets" ("SFAS 153"), which is an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," ("APB 29"). This statement addresses the measurement of exchanges of nonmonetary assets, and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets as defined in paragraph 21(b) of APB 29, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We believe the adoption of SFAS 153 will not have a material impact on our consolidated financial position or results of operations.

        In December 2004, the FASB issued SFAS 123(R) (revised December 2004), "Share- Based Payment", which is a revision of SFAS 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This statement requires that the fair value at the grant date resulting from all share-based payment transactions be recognized in the financial statements. Further, SFAS 123(R) requires entities to apply a fair-value based measurement method in accounting for these transactions. This value is recorded over the vesting period. This statement is effective for the first fiscal year beginning after June 15, 2005. We are currently evaluating the provisions of SFAS 123(R), and the impact on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

        We sell our services exclusively in the United States and receive payment for our services exclusively in United States dollars. As a result, our financial results are unlikely to be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

        Our interest expense is sensitive to changes in the general level of interest rates in the United States, particularly because the majority of our indebtedness has interest rates which are variable. The recorded carrying amount of our long-term debt under our existing credit agreement approximates fair value as these borrowings have variable rates that reflect currently available terms and conditions for similar debt. To decrease the risk associated with interest rate increases, we entered into interest rate swap agreements for a portion of our variable rate debt. These swaps are designated as cash flow hedges of variable future cash flows associated with our long-term debt.

        These swap agreements have notional amounts of $56.8 million, $46.8 million and $48.4 million at March 31, 2005. Under the terms of these agreements, we receive three-month LIBOR and pay a fixed rate of 3.15%, 3.89%, and 3.69%, respectively. The net effect of the hedges is to record interest expense at fixed rates of 5.40%, 6.14% and 5.94% respectively, as the debt incurs interest based on three-month LIBOR plus 2.25%. For the quarter ended March 31, 2005, we recorded net interest expense on the swap agreements of $0.5 million. The swap agreements mature during 2007.

        We have also entered into multiple interest rate collar agreements which have a total notional amount of $178.0 million. Under the terms of these agreements, we have purchased a cap on the interest rate of 4.00% and have sold a floor of 2.25%. For the quarter ended March 31, 2005, we did not record any settlement on these collar agreements. The collar agreements mature at various dates between January 2007 and January 2008.

        The swap and collar agreements have been designated as cash flow hedges of variable future cash flows associated with our long term debt. In accordance with SFAS 133, the swaps and collars are recorded at fair value. On a quarterly basis, the fair value of the swaps and collars will be determined based on quoted market prices and, assuming perfect effectiveness, the difference between the fair value and the book value of the swaps and collars will be recognized in other comprehensive income, a component of shareholders' equity. Any ineffectiveness of the swaps and collars is required to be recognized in earnings.

        The outstanding interest rate swaps and collars expose us to credit risk in the event that the counterparties to the agreements do not or cannot meet their obligations. The notional amount is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The loss would be limited to the amount that would have been received, if any, over the remaining life of the swap and collar agreements. The counterparties to the swaps and collars are major financial institutions and we expect the counterparties to be able to perform their obligations under the swaps and collars. We use derivative financial instruments for hedging purposes only and not for trading or speculative purposes.

        Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly because the majority of our investments are in cash equivalents. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short-term maturities.

        The table below provides information about our financial instruments that are sensitive to changes in interest rates. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected (contractual) maturity dates. All amounts are in United States dollars.

	Expected Maturity as of December 31, 2004
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(dollars in millions)
Long-term debt:
Fixed rate	$5.5	$3.3	$1.7	$1.2	$0.5	$153.5	$165.7	$168.4
Average interest rate	8.32%	8.01%	7.73%	7.90%	8.09%	7.32%	7.38%	7.30%
Variable rate	$3.9	$23.8	$3.9	$3.9	$3.9	$370.5	$409.9	$409.9
Average interest rate	5.16%	5.17%	5.22%	5.02%	4.95%	4.81%	4.84%	4.84%

BUSINESS

General

        We are a leading national provider of shared-service and fixed-site diagnostic imaging services, based upon annual revenue and number of systems deployed. In the first quarter of 2005, 70% of our revenues were derived from magnetic resonance imaging, or MRI, and 21% were derived from positron emission tomography and positron emission tomography/computed tomography, or PET and PET/CT. We provide imaging services primarily to hospitals and other healthcare providers on a shared and full-time service basis, in addition to operating a growing number of fixed-site imaging centers primarily in partnerships with hospitals or health systems. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day operations. We also offer ancillary services including marketing support, education and training and billing assistance. We had 466 diagnostic imaging systems, including 354 MRI systems and 56 PET or PET/CT systems, and served over 1,000 clients in 43 states at March 31, 2005. Of these 466 diagnostic imaging systems, 62 were located in fixed-sites, which constitutes systems installed in hospitals or other buildings on hospital campuses, medical groups' offices, or medical buildings and retail sites. Of these fixed-sites, 54 were included in our MRI systems count.

        We typically deliver our services through exclusive, long-term contracts with hospitals and other healthcare providers which generally require them to pay us monthly, based on the number of scans we perform. These contracts average approximately three years in length and often contain automatic renewal provisions. For the quarter ended March 31, 2005, we received approximately 87% of our revenues from direct billing of our clients.

        Our clients, primarily small-to-mid-sized hospitals, contract with us to provide diagnostic imaging systems and services in order to:

  •
  avoid capital investment and financial risk associated with the purchase of their own systems;

  •
  provide access to MRI and other services for their patients when the demand for these services does not justify the purchase of a system;

  •
  benefit from upgraded imaging systems without direct capital expenditures;

  •
  eliminate the need to recruit, train and manage qualified technologists;

  •
  make use of our ancillary services; and

  •
  gain access to services under our regulatory and licensing approvals when they do not have these approvals.

Industry Overview

        Diagnostic imaging services are noninvasive procedures that generate representations of the internal anatomy and convert them to film or digital media. Diagnostic imaging systems facilitate the early diagnosis of diseases and disorders, often minimizing the cost and amount of care required and reducing the need for costly and invasive diagnostic procedures.

MRI

        MRI involves the use of high-strength magnetic fields to produce computer-processed cross-sectional images of the body. Due to its superior image quality, MRI is the preferred imaging technology for evaluating soft tissue and organs, including the brain, spinal cord and other internal anatomy. With advances in MRI technology, MRI is increasingly being used for new applications such as imaging of the heart, chest and abdomen. Conditions that can be detected by MRI include multiple sclerosis, tumors, strokes, infections, and injuries to the spine, joints, ligaments, and tendons. Unlike

x-rays and computed tomography, which are other diagnostic imaging technologies, MRI does not expose patients to potentially harmful radiation.

        MRI technology was first patented in 1974, and MRI systems first became commercially available in 1983. Since then, manufacturers have offered increasingly sophisticated MRI systems and related software to increase the speed of each scan and improve image quality. Magnet strengths are measured in tesla, and MRI systems typically use magnets with strengths ranging from 0.2 to 1.5 tesla. The 1.0 and 1.5 tesla strengths are generally considered optimal because they are strong enough to produce relatively fast scans but are not so strong as to create discomfort for most patients. Manufacturers have worked to gradually enhance other components of the machines to make them more versatile. Many of the hardware and software systems in recently manufactured machines are modular and can be upgraded for much lower costs than purchasing new systems.

        The MRI industry has experienced growth as a result of:

  •
  recognition of MRI as a cost-effective, noninvasive diagnostic tool;

  •
  superior soft-tissue image quality of MRI versus that of other diagnostic imaging technologies;

  •
  wider physician acceptance and availability of MRI technology;

  •
  growth in the number of MRI applications;

  •
  MRI's safety when compared to other diagnostic imaging technologies, because it does not use potentially harmful radiation; and

  •
  increased overall demand for healthcare services, including diagnostic services, for the aging population.

PET and PET/CT

        PET is a nuclear medicine procedure that produces images of the body's metabolic and biologic functions. PET can provide earlier detection of certain cancers, coronary diseases or neurologic problems than other diagnostic imaging systems. It is also useful for the monitoring of these conditions. PET can detect the presence of disease at an early stage. The ability of PET technology to measure metabolic activity assists in the identification of lesions and the assessment of organ health. A growing body of clinical research supports PET as a diagnostic tool for cancer diagnosis, staging, and treatment monitoring. The recent expansion of Centers for Medicare & Medicaid Services ("CMS") coverage has driven the growth of PET. Since 1998, the diagnosis, staging, and restaging of lung, esophageal, colorectal, breast, head and neck cancers, lymphoma, and melanoma have been approved by CMS for reimbursement. Effective September 15, 2004, CMS expanded national PET reimbursement coverage to include PET scans for diagnosis and treatment of dementia and neurodegenerative diseases. On January 28, 2005, Medicare issued a national coverage determination providing for expanded national PET reimbursement coverage for brain, cervical, ovarian, pancreatic, small lung cell, and testicular cancer. Under this national coverage determination, PET is to be covered for detection of pre-treatment metastases in newly diagnosed cervical cancer, as well as for brain, ovarian, pancreatic, small cell lung, and testicular cancers, where provided as part of certain types of clinical trials.

        An emerging technology is the combined PET/CT system. A PET/CT system fuses together the results of a PET and computed tomography ("CT") scan at the scanner level. The PET portion of the scan detects the metabolic signal of cancer cells and the CT portion of the scan provides a detailed image of the internal anatomy that reveals the location, size and shape of abnormal cancerous growths.

Other Diagnostic Imaging Services

  •
  Computed Tomography, or CT.  In CT imaging, a computer analyzes the information received from an x-ray beam to produce multiple cross-sectional images of a particular organ or area of the body. CT imaging is used to detect tumors and other conditions affecting bones and internal organs.

  •
  Other Services.  Other diagnostic imaging technologies include x-ray, single photon emission computed tomography, and ultrasound.

Imaging Settings

        MRI, PET and other diagnostic imaging services are typically provided in one of the following settings:

  •
  Hospitals and Clinics.  Imaging systems are located in and owned and operated by a hospital or clinic. These systems are primarily used by patients of the hospital or clinic, and the hospital or clinic bills third-party payors, such as health insurers, Medicare or Medicaid.

  •
  Independent Imaging Centers.  Imaging systems are located in permanent facilities not generally owned by hospitals or clinics. These centers depend upon physician referrals for their patients and generally do not maintain dedicated, contractual relationships with hospitals or clinics. In fact, these centers may compete with hospitals or clinics that have their own systems to provide imaging services to these patients. Like hospitals and clinics, these centers bill third-party payors for their services.

  •
  Outsourced.  Imaging systems, largely located in mobile trailers but also provided in fixed facilities, provide services to a hospital or clinic on a shared-service or full-time basis. Generally, the hospital or clinic contracts with the imaging service provider to perform scans of its patients, and the imaging service provider is paid directly by that hospital or clinic instead of by a third-party payor.

Our Competitive Strengths

A Leading National Provider of Shared-Service and Fixed-Site MRI and PET and PET/CT Services

        We believe we are a leading national provider of shared-service and fixed-site MRI and PET and PET/CT services, based on annual revenue and number of systems deployed, with 354 MRI systems and 56 PET and PET/CT systems (excluding four systems owned by unconsolidated joint ventures) in operation in 43 states at March 31, 2005. We believe our size allows us to achieve operating, purchasing and administrative efficiencies, including:

  •
  the ability to maximize equipment utilization through efficient deployment of our mobile systems;

  •
  equipment purchasing savings from equipment manufacturers;

  •
  favorable service and maintenance contracts from equipment manufacturers; and

  •
  the ability to minimize the time our systems are unavailable to our clients as a result of our flexibility in system deployment.

        We also believe our size has enabled us to establish a well-recognized brand name and an experienced management team with a detailed knowledge of the competitive and regulatory environments within the diagnostic imaging services industry.

Exclusive, Long-Term Contracts with a Diverse Client Base

        We primarily generate our revenues from exclusive, long-term contracts with hospitals and other healthcare providers. These contracts average approximately three years in length and often have automatic renewal provisions. During 2004, no single client accounted for more than 3% of our revenue.

Reduced Reimbursement Risk

        Generally, hospitals, clinics and independent imaging centers bill patients or third-party payors, such as health insurers, for their imaging services. In contrast, for the quarter ended March 31, 2005 and for the year ended December 31, 2004 approximately 87% of our revenues were generated by providing services to hospitals and clinics that are obligated to pay us regardless of their receipt of reimbursement from third-party payors. Accordingly, our exposure to uncollectible patient receivables is minimized, as evidenced by our bad debt expense of only 0.4% and 0.2% of revenues for the quarter ended March 31, 2005 and for the year ended December 31, 2004, respectively. In addition, we believe that the number of days outstanding for our accounts receivable, which was 46 days and 45 days as of March 31, 2005 and as of December 31, 2004, respectively, is among the more favorable in the healthcare services industry.

Comprehensive Diagnostic Imaging Solution

        We offer our clients a comprehensive diagnostic imaging solution which includes our imaging services and ancillary services, such as marketing support, education and training and billing assistance. In some cases, we provide services under our regulatory and licensing approvals for clients when they do not have these approvals. We believe that a comprehensive diagnostic imaging solution is an important factor when potential clients select a diagnostic imaging provider. We also believe that some clients recognize the benefits of our solution and will continue to contract for our diagnostic imaging services or enter into a joint venture with us even if their scan volume may justify the purchase of their own imaging system.

Advanced MRI, PET and PET/CT Systems

        Our technologically advanced systems can perform high quality scans more rapidly and can be used for a wider variety of imaging applications than less advanced systems. Approximately 94% of our MRI systems, specifically 1.0 and 1.5 tesla, are equipped with high-strength magnets that allow high-speed imaging. Moreover, technological change in this field is gradual and most of our systems can be upgraded with software and hardware enhancements, which should allow us to continue to provide advanced technology without purchasing entire new systems.

        Over the past five years, we also have made a significant investment in PET and PET/CT systems. We acquired our first PET system in 1999 and own 56 PET or PET/CT systems as of March 31, 2005.

Our Services

        As of March 31, 2005, we provided our diagnostic imaging services on the following bases:

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  Shared Service.  We offered 61% of our diagnostic imaging systems on a part-time basis. These systems are located in mobile trailers which are transported to our clients' locations. We schedule deployment of these mobile systems so that multiple clients can share use of the same system. The typical shared-service contract averages approximately three years in length.

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  Full-Time Service.  We offered 32% of our diagnostic imaging systems on a full-time, long-term basis. These systems are located in either mobile units or buildings located at or near a hospital or clinic. Full-time service systems are provided for the exclusive use of a particular hospital or clinic. We typically offer full-time services under contracts that range from five to ten years in length. Our relationships with our higher-volume shared-service clients have, from time to time, evolved into full-time arrangements.

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  Interim and Rental Services.  We offered 7% of our diagnostic imaging systems to clients on an unstaffed basis. These systems are located in mobile trailers which are transported to our clients' locations. These clients may be unable to maintain the extra capacity to accommodate periods of peak demand for imaging services or may require temporary assistance until they can develop permanent imaging service centers at or near their facilities. Generally, we do not provide technologists to operate our systems in these arrangements.

Contracts and Payment

        Our typical shared service MRI contract is exclusive, averages approximately three years in length and often includes an automatic renewal provision. Most of our contracts require a fee for each scan we perform. With other contracts, clients are billed on a fixed-fee basis for a period of time, regardless of the number of scans performed. These fee levels are affected primarily by the number of scans performed, the type of imaging system provided and the length of the contract. To a lesser extent, our revenues are generated from direct billings to patients or their medical payors. We typically reserve the right to reduce a client's number of service days or terminate an unprofitable contract.

Imaging Systems

        As of March 31, 2005, we operated 466 diagnostic imaging systems, comprised of 354 MRI systems, 56 PET and PET/CT systems (excluding four systems owned by unconsolidated joint ventures), 30 computed tomography systems and 26 other systems, substantially all of which we own. Of these 466 diagnostic imaging systems, 62 were located in fixed-sites, which constitutes systems installed in hospitals or other buildings on hospital campuses, medical groups' offices, or medical buildings and retail sites. Of these fixed-sites, 54 were included in our MRI systems count. We have made significant investments in our systems in an effort to ensure that we maintain the newest, most advanced imaging systems that meet our clients' needs. Moreover, because we can upgrade most of our current MRI systems, we believe we have reduced the potential for technological obsolescence.

        We purchase our imaging systems from major medical equipment manufacturers, primarily General Electric Medical Systems, Siemens Medical Systems and Philips Medical Systems. Generally, we contract with clients for new or expanded services prior to ordering new imaging systems in order to reduce our system utilization risk. As one of the largest commercial purchasers of MRI systems in the world, we believe we receive relatively attractive pricing for equipment and service contracts from these equipment manufacturers.

Regional Structure

        During 2004, we reduced our geographic operating regions from ten to five. The new regions are structured such that all five regions are substantially equal in size and each constitutes more than 10% of our total revenue. We believe we will continue to benefit from our regional managers' direct contact with and knowledge of the markets we serve, which allows us to address the specific needs of each local operating environment. Each region continues to market, manage, and staff the operation of its imaging systems and is run as a separate profit center responsible for its own revenues, expenses and overhead. To complement this regional arrangement, we continue to have standardized contracts, operating policies, and other procedures, which are implemented nationwide in an effort to ensure quality, consistency and efficiency across all regions. For the purposes of Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", we have aggregated the results of our five geographic regions into one reportable segment.

System Management and Maintenance

        We actively manage deployment of our imaging systems to increase their utilization through the coordinated transportation of our mobile systems using 227 power units. We examine client requirements, route patterns, travel times, fuel costs and system availability in our deployment process. Our mobile shared-service MRI systems are currently scheduled for as little as one-half day and up to seven days per week at any particular client, with an average usage of 2.2 days per week per client. Drivers typically move the systems at night and activate them upon arrival at each client location so that the systems are operational when our technologists arrive.

        Timely, effective maintenance is essential for achieving high utilization rates of our MRI systems. We contract with the original equipment manufacturers for comprehensive maintenance programs on our systems to minimize the period of time the equipment is unavailable. System repair typically takes less than one day but could take longer, depending upon the nature of the repair. During the warranty period and maintenance contract term, we receive guarantees related to equipment operation and availability.

Sales and Marketing

        As of March 31, 2005, our national sales force consisted of 39 members who identify and contact potential clients. We also had 47 marketing representatives, as of such date, who are focused on increasing the number of scans performed with our systems by educating physicians about our new imaging applications and service capabilities. The sales force is organized regionally under the oversight of regional vice presidents and senior management. Furthermore, certain of our executive officers and regional vice presidents also spend a portion of their time participating in contract negotiations.

Competition

        The market for diagnostic imaging services is highly fragmented and has few national imaging service providers. We believe that the key competitive factors affecting our business include:

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  the quality and reliability of service;

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  the quality and type of equipment available;

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  the availability of types of imaging and ancillary services;

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  the availability of imaging center locations and flexibility of scheduling;

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  pricing;

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  the knowledge and service quality of technologists;

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  the ability to obtain regulatory approvals; and

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  the ability to establish and maintain relationships with healthcare providers and referring physicians.

        We are, and expect to continue to be, subject to competition in our targeted markets from businesses offering diagnostic imaging services, including existing and developing technologies. There are many companies engaged in the shared-serve and fixed-site imaging market, including one national competitor and many smaller regional competitors. While we believe that we had a greater number of diagnostic imaging systems deployed at the end of 2004 than our principal competitors and also had greater revenue from diagnostic imaging services during our 2004 fiscal year than they did, some of our competitors may now or in the future have access to greater resources than we do. We compete with other mobile providers, independent imaging centers, physicians, hospitals, and other healthcare providers that have their own diagnostic imaging systems, and original equipment manufacturers that sell or lease imaging systems to healthcare providers for mobile or full-time use. We may also experience greater competition in states that currently have certificates of need laws should these laws be repealed, thereby reducing barriers to entry in that state.

Employees

        As of March 31, 2005, we had 2,073 employees, of whom 1,635 were trained diagnostic imaging technologists, patient coordinators, drivers or other technical support staff. The drivers in a portion of one of our regions, approximately 36 employees, are represented by the Teamsters union as their collective bargaining agent. We believe we have good relationships with our employees.

Regulation

        Our business is subject to extensive federal and state government regulation. This includes the federal Anti-Kickback Law and similar state anti-kickback laws, the Stark Law and similar state laws affecting physician referrals, the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996 and similar state laws addressing privacy and security, state unlawful practice of medicine and fee splitting laws, and state certificate of need laws. Although we believe that our operations materially comply with the laws governing our industry, it is possible that non-compliance with existing laws or the adoption of new laws or interpretations of existing laws could adversely affect our financial performance.

Fraud and Abuse Laws; Physician Referral Prohibitions

        The healthcare industry is subject to extensive federal and state regulation relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and payment for services.

        In particular, the federal Anti-Kickback Law prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. The definition of "remuneration" has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests, and providing anything at less than its fair market value. In addition, there is no one generally accepted definition of intent for purposes of finding a violation of the Anti-Kickback Law. For instance, one court has stated that an arrangement will violate the Anti-Kickback Law where any party has the intent to unlawfully induce referrals. In contrast, another court has opined that a party must engage in the proscribed conduct with the specific intent to disobey the law in order to be found in violation of the Anti-Kickback Law. The lack of uniform interpretation of the Anti-Kickback Law makes compliance with the law difficult. The penalties for violating the Anti-Kickback Law can be severe. These sanctions include criminal penalties and civil sanctions, including fines, imprisonment and possible exclusion from the Medicare and Medicaid programs.

        The Anti-Kickback Law is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Law is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the U.S. Department of Health and Human Services issued regulations in July of 1991, which the Department has referred to as "safe harbors." These safe harbor regulations set forth certain provisions which, if met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Law. Additional safe harbor provisions providing similar protections have been published intermittently since 1991. Our arrangements with physicians, physician practice groups, hospitals, and other persons or entities who are in a position to refer may not fully meet the stringent criteria specified in the various safe harbors. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Law will be pursued. In addition, the Office of Inspector General of the Department of Health and Human Services ("OIG") issued a Special Advisory Bulletin on Contractual Joint Ventures in April 2003. The OIG Bulletin stated the Department's concerns regarding the legality of certain joint contractual arrangements between providers and suppliers of healthcare items or services. The OIG Bulletin identified characteristics of arrangements the OIG may consider suspect, and focused on arrangements in which a healthcare provider expands into a related service, through a joint contractual arrangement with an existing supplier of the related service, to service the healthcare provider's existing patient population. The OIG noted that such arrangements may be suspect when the provider contracts out all or nearly all aspects of the new venture, including the management, to the existing supplier, and provides only an existing patient base. In the OIG Bulletin, the OIG asserted that the provider's return on its investment in such circumstances may be viewed as remuneration for the referral of the provider's federal healthcare program patients to the supplier, and thus may violate the Anti-Kickback Law.

        Although our arrangements may not fall within a safe harbor, we believe that our business arrangements do not violate the Anti-Kickback Law because we are careful to structure our arrangements to reflect fair market value and ensure that the reasons underlying our decision to enter into a business arrangement comport with reasonable interpretations of the Anti-Kickback Law. However, even though we continuously strive to comply with the requirements of the Anti-Kickback Law, liability under the Anti-Kickback Law may still arise because of the intentions or actions of the parties with whom we do business. In addition, we may have Anti-Kickback Law liability based on arrangements established by the entities we have acquired if any of those arrangements involved an intention or actions to exchange remuneration for referrals covered by the Anti-Kickback Law. While we are not aware of any such intentions or actions, we have only limited knowledge regarding the intentions underlying those arrangements. Conduct and business arrangements that do not fully satisfy one of these safe harbor provisions may result in increased scrutiny by government enforcement authorities such as the OIG.

        Many states have adopted laws similar to the federal Anti-Kickback Law. Some of these state prohibitions apply to referral of patients for healthcare services reimbursed by any source, not only the Medicare and Medicaid programs. Although we believe that we comply with both federal and state anti-kickback laws, any finding of a violation of these laws could subject us to criminal and civil penalties or possible exclusion from federal or state healthcare programs. Such penalties would adversely affect our financial performance and our ability to operate our business.

        In addition, the Ethics in Patient Referral Act of 1989, commonly referred to as the federal physician self-referral prohibition or Stark Law, prohibits physician referrals of Medicare and Medicaid patients for certain designated health services (including MRI and other diagnostic imaging services)to an entity if the physician or an immediate family member has any financial arrangement with the entity and no statutory or regulatory exception applies. The Stark Law also prohibits the entity from billing for any such prohibited referral. Initially, the Stark Law applied only to clinical laboratory services and regulations applicable to clinical laboratory services were issued in 1995. Earlier that same year, the Stark Law's self-referral prohibition expanded to additional goods and services, including MRI and other imaging services. In 1998, the Centers for Medicare & Medicaid Services, or CMS (formerly known as the Health Care Financing Administration), published proposed rules for the remaining designated health services, including MRI and other imaging services, and in January 2001, CMS published the first phase of the final rule covering the designated health services. Phase one of the final rule became effective on January 4, 2002, except for a provision relating to certain physician payment arrangements, which became effective July 26, 2004. CMS released Phase two of the Stark Law final rule as a final rule comment period on March 23, 2004, with an effective date of July 26, 2004.

        A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid Program in violation of the Stark Law is subject to civil monetary penalties of up to $15,000 per bill submission, an assessment of up to three times the amount claimed, and possible exclusion from participation in federal healthcare programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts.

        Several states in which we operate have enacted or are considering legislation that prohibits physician self-referral arrangements or requires physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Possible sanctions for violating these state law physician self-referral and disclosure requirements include loss of license and civil and criminal sanctions. State laws vary from jurisdiction to jurisdiction and have been interpreted by the courts or regulatory agencies infrequently.

        We believe our operations comply with these federal and state physician self-referral prohibition laws. We do not believe we have established any arrangements or schemes involving any service of ours which would violate the Stark Law or the prohibition against schemes designed to circumvent the Stark Law, or any similar state law prohibitions. Because we have financial arrangements with physicians and possibly their immediate family members, and because we may not be aware of all those financial arrangements, we rely on physicians and their immediate family members to avoid making prohibited referrals to us in violation of the Stark Law and similar state laws. If we receive such a prohibited referral which is not covered by exceptions under the Stark Law and applicable state law, our submission of a bill for the referral could subject us to sanctions under the Stark law and applicable state law. Any sanctions imposed on us under the Stark Law or any similar state laws could adversely affect our financial results and our ability to operate our business.

        The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment or exclusion from government sponsored programs.

        Both federal and state government agencies are continuing heightened and coordinated civil and criminal enforcement efforts. As part of announced enforcement agency work plans, the federal government will continue to scrutinize, among other things, the billing practices of hospitals and other providers of healthcare services. The federal government also has increased funding to fight healthcare fraud, and it is coordinating its enforcement efforts among various agencies, such as the U.S. Department of Justice, the OIG, and state Medicaid fraud control units. We believe that the healthcare industry will continue to be subject to increased government scrutiny and investigations.

Federal False Claims Act

        Another trend affecting the healthcare industry is the increased use of the federal False Claims Act and, in particular, actions under the False Claims Act's "whistleblower" provisions. Those provisions allow a private individual to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. After the individual has initiated the lawsuit, the government must decide whether to intervene in the lawsuit and to become the primary prosecutor. If the government declines to join the lawsuit, then the individual may choose to pursue the case alone, in which case the individual's counsel will have primary control over the prosecution, although the government must be kept apprised of the progress of the lawsuit. Whether or not the federal government intervenes in the case, it will receive the majority of any recovery. If the litigation is successful, the individual is entitled to no less than 15%, but no more than 30%, of whatever amount the government recovers. The percentage of the individual's recovery varies, depending on whether the government intervened in the case and other factors. Recently, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states are considering or have enacted laws modeled after the federal False Claims Act. Even in instances when a whistleblower action is dismissed with no judgment or settlement, we may incur substantial legal fees and other costs relating to an investigation. Future actions under the False Claims Act may result in significant fines and legal fees, which would adversely affect our financial performance and our ability to operate our business.

        When an entity is determined to have violated the federal False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 to $11,000 for each separate false claim. Liability arises, primarily, when an entity knowingly submits a false claim for reimbursement to the federal government. Simple negligence should not give rise to liability, but submitting a claim with reckless disregard of its truth or falsity could result in substantial civil liability.

        Although simple negligence should not give rise to liability, the government or a whistleblower may attempt and could succeed in imposing liability on us for a variety of previous or current failures, including for example:

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  Failure to comply with the many technical billing requirements applicable to our Medicare and Medicaid business.

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  Failure to comply with Medicare requirements concerning the circumstances in which a hospital, rather than we, must bill Medicare for diagnostic imaging services we provide to outpatients treated by the hospital.

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  Failure of our hospital clients to accurately identify and report our reimbursable and allowable services to Medicare.

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  Failure to comply with the Anti-Kickback Law or Stark Law.

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  Failure to comply with the prohibition against billing for services ordered or supervised by a physician who is excluded from any federal healthcare programs, or the prohibition against employing or contracting with any person or entity excluded from any federal healthcare programs.

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  Failure to comply with the Medicare physician supervision requirements for the services we provide, or the Medicare documentation requirements concerning such physician supervision.

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  The past conduct of the companies we have acquired.

        We strive to ensure that we meet applicable billing requirements. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly affect our financial performance.

Health Insurance Portability and Accountability Act of 1996

        In addition to creating the two new federal healthcare crimes discussed above, HIPAA also establishes uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses. Three standards have been promulgated under HIPAA with which we currently are required to comply. We must comply with the Standards for Privacy of Individually Identifiable Health Information, which restrict our use and disclosure of certain individually identifiable health information. We have been required to comply with the Privacy Standards since April 14, 2003. We must also comply with the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures. We have been required to comply with these standards since October 16, 2003. We must also comply with the Security Standards, which require us to implement certain security measures to safeguard certain electronic health information. We have been required to comply with these standards since April 21, 2005. We believe that we are in compliance with these standards. One other standard relevant to our use of medical information has been promulgated under HIPAA, although our compliance with this standard is not yet required. CMS published a final rule on January 23, 2004, which will require us to adopt Unique Health Identifiers for use in filing and processing healthcare claims and other transactions by May 23, 2007. While the government intended this legislation to reduce administrative expenses and burdens for the healthcare industry, our compliance with this law may entail significant and costly changes for us. If we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

        In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases it may be necessary to modify our operations and procedures to comply with the more stringent state laws, which may entail significant and costly changes for us. We believe that we are in compliance with such state laws and regulations. However, if we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Unlawful Practice of Medicine and Fee Splitting

        The marketing and operation of our diagnostic imaging systems are subject to state laws prohibiting the practice of medicine by non-physicians. We believe that our operations do not involve the practice of medicine because all professional medical services relating to our operations, including the interpretation of scans and related diagnoses, are separately provided by licensed physicians not employed by us. Some states have laws that prohibit any fee-splitting arrangement between a physician and a referring person or entity that would provide for remuneration paid to the referral source on the basis of revenues generated from referrals by the referral source. We believe that our operations do not violate these state laws with respect to fee splitting.

Certificate of Need Laws

        In some states, a certificate of need or similar regulatory approval is required prior to the acquisition of high-cost capital items or services, including diagnostic imaging systems or provision of diagnostic imaging services by us or our clients. Certificate of need regulations may limit or preclude us from providing diagnostic imaging services or systems. At present, 17 states in which we operate have certificate of need laws that restrict the supply of MRI machines and other types of advanced medical equipment to certain incumbent providers. Revenue from states with certificate of need regulations represented approximately 43% of our total revenue in 2004.

        Certificate of need laws were enacted to contain rising healthcare costs, prevent the unnecessary duplication of health resources, and increase patient access for health services. In practice, certificate of need laws have prevented hospitals and other providers who have been unable to obtain a certificate of need from acquiring new machines or offering new services. In the past 18 years, some states have liberalized exemptions from certificate of need laws, including, for example, Pennsylvania, Nebraska, New York, Ohio and Tennessee. However, this liberalization of certificate of need restrictions has had little impact on our performance. Our current contracts will remain in effect even if the certificate of need states in which we operate modify their certificate of need programs. However, a significant increase in the number of states regulating our business through certificate of need or similar programs could adversely affect us. Conversely, repeal of existing certificate of need regulations in jurisdictions where we have obtained a certificate of need, or certificate of need exemption, also could adversely affect us by allowing competitors to enter our markets. Certificate of need laws are the subject of continuing legislative activity. We are not currently aware of any proposed legislative or regulatory changes to the certificate of need regulations that would have a material affect to our results of operations.

Reimbursement

        We derive most of our revenues directly from healthcare providers, such as hospitals, with whom we contract to provide services to their patients. Some of our revenues come from third-party payors, including government programs such as the Medicare Program, to whom we directly bill. We derive a small percentage of our revenues from direct billings to patients and their third-party payors. Services for which we submit direct billings for Medicare and Medicaid patients typically are reimbursed by contractors on a fee schedule basis and by patients who are responsible for coinsurance. Revenues from all our direct patient billings amounted to approximately 13% of our revenue in the first quarter of 2005.

        Our revenues, whether from providers who bill third party payors directly or from our own direct billings, are affected by Medicare laws and regulations. As a result of federal cost-containment legislation currently in effect, Medicare generally pays for hospital inpatient services under a prospective payment system based upon a fixed amount for each Medicare patient discharge. Patient discharges are classified into one of many diagnosis related groups, or DRGs, which form the basis of a pre-determined payment amount for inpatient services for most hospitals. The DRG payment amount generally covers all inpatient operating costs, regardless of the services actually provided or the length of the patient's stay. In addition, because Medicare reimburses a hospital for all services rendered to a Medicare patient (both inpatient and outpatient), a free-standing facility cannot be separately reimbursed for an MRI scan or other procedure performed on the hospital patient. Many state Medicaid Programs have adopted comparable payment policies.

        As to hospital outpatient services, on August 1, 2000, CMS implemented a Medicare outpatient prospective payment system, or OPPS, under which services and items furnished in most hospital outpatient departments are reimbursed using a pre-determined amount for each ambulatory payment classification, or APC. Each APC represents procedures or items comparable both clinically and in terms of resources utilized. Unlike typical APCs, new technology APCs are groupings of new services with similar costs, but not necessarily similar clinical characteristics, that are not represented by existing APCs. Hospitals are paid based on procedures performed and items furnished during a patient visit. Certain items and services are paid on a fee schedule, and for certain drugs, biologics and new technologies, hospitals are reimbursed additional amounts. The 2005 update to OPPS, which was announced in November 2004, reclassified several PET procedures into a new technology APC different than that to which they were assigned in 2004. As a result of reclassification, Medicare payment for PET scans provided in hospital outpatient departments will decline from $1,450 to $1,150 in 2005. In general, our average wholesale pricing to hospitals still provides for a profit margin for those hospitals even at the revised Medicare hospital reimbursement rate. CMS delayed assigning these procedures to clinically appropriate APCs, which would be paid according to the median costs of the scans based on claims data, in response to concerns that doing so would reduce payments significantly and hinder beneficiary access to the technology. The shift to clinically appropriate APCs, which would be paid according to the median costs of the scans based on claims data, is expected to occur in 2006.

        In December 2003, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, which changes the way Medicare payments are made in many significant ways. For those hospitals with which we contract, changes include revisions to payments for certain drugs, including radiopharmaceutical agents, that were paid as pass-throughs, or additional payment amounts under OPPS, on or before December 31, 2002. This change may result in reduced payments to hospitals for diagnostic scans utilizing radiopharmaceuticals, which may affect our PET contracts with hospitals and our financial performance.

        Services for which we bill Medicare directly are paid under the Medicare Physician Fee Schedule. Under MMA, the physician fee schedule payment rates were increased for 2005. The conversion factor, a dollar amount used to calculate payments for various procedures by an established formula, was increased by 1.5% for 2005.

        In order for our hospital customers to receive payment from Medicare with respect to our services, our services must be furnished in a "provider-based" organization or facility or be a covered service furnished "under arrangements." On April 7, 2000, CMS published new rules establishing criteria for being a "provider-based" organization or facility. If our services to hospital customers are not furnished in a "provider-based" setting, the services would not be covered by Medicare unless they are found to be a service furnished "under arrangements" to a hospital. The extent to which "under arrangements" services may be covered by Medicare when they do not meet the "provider-based" standards is unclear. In the Benefits Improvement and Protection Act of 2000, Congress "grandfathered" until October 1, 2002 all sites that were paid as provider-based sites as of October 1, 2000. On November 30, 2001, CMS issued revisions to the regulations, which implemented a number of technical changes but did not address all circumstances, including where services are provided "under arrangements." On August 1, 2002, CMS further delayed the effective date for "grandfathered" organizations and facilities until July 1, 2003. In addition, CMS revised the "provider based" regulations to include modifications to the joint venture and management contract provisions. During the extended grandfather period, existing services continue to be treated as provider-based. As the Medicare rules are clarified it may be necessary for us to modify contracts with hospital customers or to take other steps that may affect our revenues or the manner in which we furnish services to hospital customers. We cannot predict fully the impact of the provider-based regulations on our hospital customers.

        Payments to us by third-party payors depend substantially upon each payor's coverage and reimbursement policies. Third-party payors may impose limits on coverage or reimbursement for diagnostic imaging services, including denying reimbursement for tests that do not follow recommended diagnostic procedures. Coverage policies also may be expanded to reflect emerging technologies. For example, as of October 1, 2003, PET for the restaging of some types of recurrent or residual thyroid cancers is covered by Medicare under certain circumstances. Because unfavorable coverage and reimbursement policies have and may continue to constrict the profit margins of the hospitals and clinics we bill directly, however, we have and may continue to need to lower our fees to retain existing clients and attract new ones. Alternatively, at lower reimbursement rates, a healthcare provider might find it financially unattractive to own an MRI or other diagnostic imaging system, but could benefit from purchasing our services. It is possible that third-party reimbursement policies will affect the need or price for our services in the future, which could significantly affect our financial performance and our ability to conduct our business.

Environmental, Health and Safety Laws

        We are subject to federal, state and local regulations governing the storage, use, transport and disposal of materials and waste products, including biohazardous and radioactive wastes. Our PET service and some of our other imaging services require the use of radioactive materials. While this material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, using such materials presents the risk of accidental environmental contamination and physical injury. Although we believe that our safety procedures for storing, handling, transporting and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. We maintain professional liability insurance that covers such matters with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business.

However, in the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management's attention in order to comply with current or future environmental laws and regulations. We have not had material expenses related to environmental, health and safety laws or regulations to date.

Properties

        We lease approximately 47,000 square feet of space in Anaheim, California for our executive and principal administrative offices. We also lease 20,000 square feet of space in Canton, Ohio for our retail billing operations. We have 15,900 square feet of space for a large regional office in Andover, Massachusetts, in addition to other small regional offices throughout the country. We also lease a 15,600 square foot operations warehouse in Orange, California and a 9,000 square foot operations warehouse in Childs, Pennsylvania.

Legal Proceedings

        On May 5, 2005, we were served with a complaint filed in Alameda County Superior Court alleging wage claims on behalf of a putative class of an estimated 350 of our former and current California employees. In Linda S. Jones, et al. v. Alliance Imaging, Inc., et al., the plaintiffs allege violations of California's wage, meal period, and break time laws and regulations. Plaintiffs seek recovery of unspecified economic damages, statutory penalties, punitive damages, attorneys' fees and costs of suit. We are currently evaluating the allegations of the complaint and are unable to predict the likely timing or outcome of this lawsuit.

        From time to time, we are also involved in other litigation incidental to the conduct of our business. We believe that none of this litigation pending against us will have a material adverse effect on our business.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors, and their ages and positions, are as follows:

Name	Age	Position
Paul S. Viviano	52	Chairman of the Board of Directors and Chief Executive Officer
Andrew P. Hayek	31	President and Chief Operating Officer
R. Brian Hanson	40	Executive Vice President and Chief Financial Officer
Russell D. Phillips, Jr.	42	Executive Vice President, General Counsel and Secretary
Howard K. Aihara	42	Vice President and Corporate Controller
Adam H. Clammer	34	Director
Michael W. Michelson	54	Director
James C. Momtazee	33	Director
Edward L. Samek	68	Director
Neil F. Dimick	55	Director
James H. Greene, Jr.	54	Director
Anthony B. Helfet	61	Director

        Paul S. Viviano has been a director since 2003 and the chairman of the Board since November 2003. He served as our president and chief operating officer from January 2, 2003 through April 7, 2003 at which time he became our president and chief executive officer. Effective October 1, 2004, Mr. Viviano became our chairman and chief executive officer. Prior to joining us, Mr. Viviano was chief executive officer of USC University Hospital and USC Norris Cancer Hospital from 2000 to 2002. He was employed by the St. Joseph Health System from 1987 to 2000, and served as its executive vice president and chief operating officer from 1995 to 2000. Mr. Viviano currently serves as the Chairman of the Executive Committee.

        Andrew P. Hayek has served as our executive vice president and chief operating officer from April 2003 to October 1, 2004 and effective October 1, 2004, Mr. Hayek was promoted to the position of president and chief operating officer. Prior to joining us, Mr. Hayek worked for Capstone Consulting LLC from 2001 through March 2003, a firm in New York City that advises management teams on operations. Prior to Capstone, Mr. Hayek co-founded, developed, and ran a technology company in Jakarta, Indonesia from 1999 to 2001. Mr. Hayek has also worked for the Boston Consulting Group, an operations and strategy consulting firm, and the Pritzker Organization, the merchant banking arm of the Pritzker family of Chicago.

        R. Brian Hanson has served as our executive vice president and chief financial officer since July 2004. Prior to joining us, Mr. Hanson held various positions with Fisher Scientific International Inc. (NYSE:FSH), including chief operating officer and chief financial officer of the Healthcare Division. Prior to this, Mr. Hanson held various positions with Culligan Water Conditioning, including vice president of finance and chief financial officer, from 1986 to 1998.

        Russell D. Phillips, Jr. has served as our general counsel and secretary since March 1998 and has also served as executive vice president since May 2002. Prior to joining us, Mr. Phillips served as chief legal officer of Talbert Medical Management Corporation, a publicly traded physician practice management corporation from May 1997 to September 1997, and corporate counsel to FHP International Corporation, a publicly traded health maintenance organization from June 1992 to April 1997. Mr. Phillips was an associate with Skadden, Arps, Slate, Meagher & Flom, LLP from 1987 through 1992.

        Howard K. Aihara has served as our vice president and corporate controller since September 2000. From 1997 until September 2000, Mr. Aihara was vice president, finance, for UniMed Management Company, a physician practice management company in Burbank, California. From 1995 through 1997, he was executive director and corporate controller for AHI Healthcare Systems, Inc. of Downey, California. AHI was a publicly traded physician practice management company. Mr. Aihara began his career at Ernst & Young, and is a certified public accountant.

        Adam H. Clammer has been a director since September 2004 when he was appointed to our Board to fill the vacancy created by the retirement of Henry R. Kravis as one of our Board members. Mr. Clammer is a director at Kohlberg Kravis Roberts & Co. L.P., or KKR, where he has worked since 1995. From 1992 to 1995, Mr. Clammer was employed in the mergers and acquisitions departments of Morgan Stanley & Co. Mr. Clammer also serves as a director of Zhone Technologies, Inc. and MedCath Corporation.

        Michael W. Michelson has been a director since November 1999. Mr. Michelson has been a member of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts & Co., L.P. since 1996. Prior thereto, he was a general partner of Kohlberg Kravis Roberts & Co., L.P. Mr. Michelson currently serves as chairman of our Compensation Committee and as a member of our Executive Committee.

        James C. Momtazee, a director since May 2002, has been an executive of Kohlberg Kravis Roberts & Co., L.P. beginning in 1996. From 1994 to 1996, Mr. Momtazee was with Donaldson, Lufkin & Jenrette in its investment banking department. Mr. Momtazee is also a director of Accuride Corporation. Mr. Momtazee currently serves as a member of our Compensation Committee and Executive Committee.

        Edward L. Samek has been a director since October 2001. Mr. Samek served as vice chairman of MedQuist, Inc. from 1998 to 2000 and as chairman and chief executive officer of The MRC Group and predecessor companies from 1982 to 1998 when it was acquired by MedQuist. Previously he served as President of Hudson Pharmaceutical Corporation and Childcraft Education Corp. He has also held executive and management positions with Procter & Gamble, Johnson & Johnson and Avon Products, Inc. Currently an independent consultant and investor, Mr. Samek serves as a director of North American Management Corp., Third Millennium Healthcare Systems, Veritext, LLC, the Jackson Laboratory and The Medical Transcription Industry Alliance. Mr. Samek currently serves as a member of our Audit Committee.

        Neil F. Dimick a healthcare consultant and private investor, has been a director since November 2002. Mr. Dimick served as executive vice president and chief financial officer of AmerisourceBergen Corporation from August 2001 through April 2002. From 1992 through August 2001 he served as senior executive vice president and chief financial officer of Bergen Brunswig Corporation. Mr. Dimick began his career as a corporate auditor with Deloitte & Touche in 1973 where he held the position of partner for eight years. Mr. Dimick is also a director of WebMD Corporation, Resources Connection, Inc. and Thoratec, Corp. Mr. Dimick currently serves as a Chairman of our Audit Committee.

        James H. Greene, Jr. has been a member of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts & Co., L.P. since 1996. From January 1, 1993 through January 1, 1996, Mr. Greene was a general partner of Kohlberg Kravis Roberts & Co., L.P. Mr. Greene is also a director of Accuride Corporation, NuVox, Inc., Owens-Illinois, Inc., Safeway Inc., Shoppers Drug Mart Corporation and Zhone Technologies Inc.

        Anthony B. Helfet, a retired investment banker, has been a director since October 2001. Mr. Helfet was a Special Advisor to UBS Warburg from September 2001 through December 2001. From 1991 to

August 31, 2001, Mr. Helfet was a Managing Director of Dillon, Read & Co. Inc. and its successor organization, UBS Warburg. Mr. Helfet was also Managing Director of the Northwest Region of Merrill Lynch Capital Markets from 1979 to 1989. Historically, Mr. Helfet has held other positions with Dean Witter Reynolds Inc. and Dillon, Read & Co. Mr. Helfet is also a director of Layne Christensen Company and MCF Corporation. Mr. Helfet currently serves as a member of our Audit Committee.

Corporate Governance and Board Committees

        Alliance's business is managed under the direction of our Board of Directors. The Board selects our officers, delegates responsibilities for the conduct of our operations to those officers, and monitors their performance.

        Our Board of Directors has reviewed the independence of the members of our Board, in accordance with the guidelines set out in our Corporate Governance Guidelines and Section 303A of the Listed Company Manual of the New York Stock Exchange, or NYSE. As a result of this review, the Board of Directors determined that Messrs. Dimick, Helfet and Samek meet the independence requirements of Section 303A. The Board of Directors believes that it is appropriate not to have made a determination that a majority of the members of our Board are independent directors because we are a "controlled" company, as defined in Section 303A.

        Our Board of Directors meets four times a year in regularly scheduled meetings. It may meet more often if necessary. The Board has held six meetings for the fiscal year ended December 31, 2004 and all directors, except for Mr. Clammer, attended 75% or more of the total of (i) all meetings of the Board of Directors and (ii) all meetings of Committees of the Board on which such director served. In addition to the formal meetings noted above, the Board and the committees of the Board are consulted frequently and often act by written consent taken without a meeting.

        Executive management, in consultation with the Board of Directors, usually determines the agenda for the meetings. Board members receive the agenda and supporting information in advance of the meetings. Board members may raise other matters at the meetings. The chief executive officer, chief operating officer, chief financial officer, general counsel and other selected members of senior management make presentations to the Board at the meetings and a substantial portion of the meeting time is devoted to the Board's discussion of these presentations. Significant matters that require Board approval are voted on at the meetings. Board members have complete access to senior management.

        Our Board of Directors currently has three committees, the Executive Committee, the Compensation Committee and the Audit Committee. The Board does not have a nominating and corporate governance committee or any related charter. The Board of Directors believes that it is appropriate not to have a standing Nominating and Corporate Governance Committee because we are a "controlled" company as defined under Section 303A of the NYSE Listed Company Manual. Each director participates in the consideration of director nominees and corporate governance matters. The Executive Committee is responsible for identifying, screening and recommending candidates to the entire Board for Board membership. The non-management directors meet regularly in executive session without the presence of our management. The position of presiding director of these executive sessions is assumed by the most senior member of our Executive Committee present at the meeting.

Executive Committee

        The Executive Committee exercises all powers and authority of the Board of Directors with some exceptions as provided under Delaware law. The purpose of the Executive Committee is to allow for decisions to be made on our behalf between regular meetings of the Board of Directors. The Committee's current members are Messrs. Michelson, Momtazee and Viviano (Chairman). During fiscal 2004 the Executive Committee held 12 meetings.

        The Executive Committee is also responsible for reviewing with the Board, on an annual basis, the appropriate characteristics, skills and experience required for the Board as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current Board members), the Executive Committee, in recommending candidates for election, and the Board, in approving (and, in the case of vacancies, appointing) such candidates, take into account many factors, including ability to make analytical inquiries, representation of significant stockholders, general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today's business environment, experience in our industry and with relevant social policy concerns, understanding of our business on a technical level, other board service and educational and professional background. Each candidate nominee must also possess fundamental qualities of intelligence, honesty, good judgment, high ethics and standards of integrity, fairness and responsibility. The Board evaluates each individual in the context of the Board as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

        Stockholders may nominate candidates for election to our Board of Directors in accordance with our Bylaws, a copy of which can be obtained by writing to the Corporate Secretary of Alliance Imaging, Inc., 1900 S. State College Blvd., Suite 600, Anaheim, CA 92806. In general, such nominations must be received in writing by the Corporate Secretary not less than 90 nor more than 120 days before the first anniversary of the preceding year's annual meeting, as set forth in our Bylaws. The nomination must be accompanied by the name and address of the nominating stockholder. It must state the number and class of shares held. It must include information regarding each nominee that would be required to be included in a proxy statement.

The Compensation Committee

        The Compensation Committee has the authority to determine executive base compensation and incentive compensation and approve the terms of stock option grants pursuant to our option plans and arrangements. The Committee's current members are Messrs. Michelson (Chairman) and Momtazee. Our Board of Directors believes that it is appropriate not to have made a determination that it has a compensation committee composed entirely of independent directors because we are a "controlled" company, as defined in Section 303A. During fiscal 2004 the Compensation Committee held four meetings.

The Audit Committee

        The Audit Committee is responsible for assisting our Board of Directors with its oversight responsibilities regarding: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) our independent registered public accounting firm's qualifications and independence; and (iv) the performance of our internal audit function and independent registered public accounting firm. The members of the Audit Committee are Messrs. Dimick (Chairman), Helfet and Samek. Our Board of Directors has determined that the members of the Audit Committee are "independent" as defined in the NYSE Listing Company Manual. Our Board of Directors has also determined that each member of the Audit Committee is financially literate, as required under the NYSE listing standards, and that Neil Dimick is an "audit committee financial expert" within the meaning of SEC rules. During fiscal 2004, the Audit Committee held eight meetings.

        Stockholders and other parties interested in communicating directly with our independent directors as a group may do so by writing to Corporate Secretary, Alliance Imaging, Inc., 1900 S. State College Boulevard, Suite 600, Anaheim, California 92806. Our Corporate Secretary will review all such correspondence and forward to the Board of Directors a summary of that correspondence and copies of any correspondence that, in his opinion, deals with the functions of the Board of Directors or committees thereof or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board of Directors and request copies of any such correspondence. Any concerns relating to accounting, internal controls or auditing matters will be brought to the attention of our Audit Committee and handled in accordance with the procedures established by our Audit Committee with respect to such matters.

Hotline for Accounting or Auditing Matters

        As part of the Audit Committee's role to maintain procedures for the receipt of complaints regarding accounting, internal accounting controls or auditing matters, the Audit Committee maintains a hotline for the receipt of complaints regarding our accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by our employees or shareholders of concerns regarding questionable accounting or auditing matters.

Director Compensation

        Our non-employee directors receive an annual fee of $25,000 and reimbursement of travel expenses in consideration for their services as directors. Effective October 1, 2004, our Board increased the fees payable to directors who also serve as members of our Audit Committee by $10,000 per annum and $15,000 per annum with respect to the director who serves as Chairman of our Audit Committee. Effective January 1, 2000, we established a directors' deferred compensation plan for all non-employee directors. Each of our seven non-employee directors has elected to participate in the director plan and have their annual fee of $25,000 deferred into a stock account and converted quarterly into phantom shares. Upon retirement, separation from the Board of Directors, or the occurrence of a change of control, each director has the option of being paid cash or issued common stock for their phantom shares. The following table summarizes the number of shares of phantom stock held in the respective accounts of our board members as of December 31, 2004:

Name	Phantom Shares in Plan Account
Michael W. Michelson	20,465
Edward L. Samek	14,464
Anthony B. Helfet	14,342
James C. Momtazee	13,255
Neil F. Dimick	11,881
James H. Greene, Jr.	8,617
Adam H. Clammer	764

Executive Compensation

        The following table sets forth compensation paid by us for fiscal years 2004, 2003 and 2002 to our Chief Executive Officer and to each of our four other most highly compensated executive officers as of the end of fiscal year 2004, referred to as the "named executive officers."

	Annual Compensation							Long-Term Compensation
Principal Position	Year(1)	Salary	Bonus		Other Annual Compensation(2)			Securities Underlying Stock Options/SAR's(3)	All Other Compensation(4)
Paul S. Viviano(5) Chairman of the Board and Chief Executive Officer	2004 2003 2002	$465,000 396,923 0	$488,250 384,750 0	(6)	$	— — 0		120,000 1,000,000 —	$0 0 0
Andrew P. Hayek(7) President and Chief Operating Officer	2004 2003 2002	300,000 195,673 0	295,313 100,000 0			— — 0		80,000 400,000 —	4,919 482 0
Russell D. Phillips, Jr. Executive Vice President, General Counsel and Secretary	2004 2003 2002	197,000 190,000 180,000	122,002 40,470 67,968			— — —		20,000 40,000 35,000	13,226 15,553 11,059
Howard K. Aihara Vice President and Corporate Controller	2004 2003 2002	157,500 140,595 134,345	106,934 22,460 38,657	(8)		— — —		10,000 20,000 —	10,874 4,522 3,971
Kenneth S. Ord(9) Former Executive Vice President and Chief Financial Officer	2004 2003 2002	167,781 321,000 312,500	79,177 85,466 148,702			— — —		50,000 — —	236,514 7,010 4,785	(10)
R. Brian Hanson(11) Executive Vice President and Chief Financial Officer	2004 2003 2002	101,538 0 0	127,914 0 0	(12)		114,736 0 0	(13)	250,000 — —	1,482 0 0

(1)
Rows specified "2004," "2003" and "2002" represent fiscal years ended December 31, 2004, 2003 and 2002, respectively.

(2)
With respect to each named officer for each fiscal year this table excludes perquisites which did not exceed the lesser of $50,000 or 10% of the named officer's salary and bonus for the fiscal year.

(3)
Stock options were granted under our 1999 Equity Plan.

(4)
Includes: 401(k) matching contributions (for 2004, 2003 and 2002, respectively): Mr. Hayek—$4,544, $271 and $0; Mr. Phillips—$4,495, $4,301 and $3,980; Mr. Aihara—$4,511, $4,322 and $3,883; Mr. Ord—$4,388, $5,007 and $4,011; and Mr. Hanson—$1,426, $0 and $0. Cash payments in lieu of accrued vacation (for 2004, 2003 and 2002, respectively): Mr. Phillips—$8,335, $10,962 and $6,923; Mr. Ord—$38,423, $0 and $0; and Mr. Aihara—$6,058, $0 and $0. The balance for each named officer represents life insurance premiums paid by us.

(5)
Mr. Viviano joined us in January 2003 as our President and Chief Operating Officer and a member of our Board. Effective April 2003, Mr. Viviano became our President and Chief Executive Officer and effective November 2003, Mr. Viviano became the Chairman of our Board. As of October 1, 2004, Mr. Viviano serves as Chairman of the Board and Chief Executive Officer.

(6)
Includes a $225,000 signing bonus paid to Mr. Viviano under his employment agreement.

(7)
Mr. Hayek joined us in April 2003 as our Executive Vice President and Chief Operating Officer. As of October 1, 2004, Mr. Hayek serves as our President and Chief Operating Officer.

(8)
Includes a $10,000 discretionary bonus paid to Mr. Aihara for his efforts in connection with our December 2004 debt refinancing.

(9)
On July 26, 2004 Mr. Ord retired from the position of Executive Vice President and Chief Financial Officer and ceased to be one of our employees on August 9, 2004.

(10)
Also includes payments and value of benefits to Mr. Ord from and after August 10, 2004 under his employment agreement pursuant to his termination of employment. (described below).

(11)
Mr. Hanson joined us on July 26, 2004 as our Executive Vice President and Chief Financial Officer.

(12)
Includes a $25,000 discretionary bonus paid to Mr. Hanson for his efforts in connection with our December 2004 debt refinancing.

(13)
Represents relocation costs, temporary housing expenses and closing costs associated with the sale of Mr. Hanson's prior residence.

Option Grants in Last Fiscal Year

        The following table sets forth grants of stock options in fiscal year 2004 to the named executive officers. No stock appreciation rights have ever been granted to the named executive officers.

							Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted(1)		Percent of Total Options Granted to Employees in 2004
Name				Exercise Price Per Share	Expiration Date
							5%(2)	10%(2)
Paul S. Viviano	120,000	(3)	12.2%	$3.67	2014		$276,965	$701,884
Andrew P. Hayek	80,000	(3)	8.1%	3.67	2014		184,643	467,923
Russell D. Phillips, Jr.	20,000	(3)	2.0%	3.67	2014		46,161	116,981
Howard K. Aihara	10,000	(3)	1.0%	3.67	2014		23,080	58,490
Kenneth S. Ord	50,000	(3)	5.1%	3.67	2014	(4)	—	—
R. Brian Hanson	250,000	(5)	25.3%	4.19	2014		658,767	1,669,445

(1)
The option grants in 2004 were made under our 1999 Equity Plan. These options were issued at fair market value on the date of grant and expire ten years from the date of grant.

(2)
We are required to use a 5% and 10% assumed rate of appreciation over the ten-year option term from the respective exercise prices of the various options. The 5% and 10% assumed annual rates of stock price appreciation related to the options granted would result in the price of our common stock increasing to $5.98 and $9.52 per share, respectively, for Messrs. Viviano, Hayek, Phillips and Aihara. The 5% and 10% assumed annual rates of stock appreciation related to the options granted to Mr. Hanson would result in the price of our common stock increasing to $6.83 and $10.87, respectively. This does not represent our projection of the future stock price.

(3)
The options vest 5% on the first anniversary of the grant date; 20% on the second anniversary of the grant date; and 25% on each of the third through fifth anniversaries of the grant date.

(4)
The options granted to Mr. Ord in fiscal year 2004 were forfeited on Mr. Ord's final day of employment, August 9, 2004.

(5)
Fifty percent of the options vest in equal increments over five years and fifty percent vest after eight years (subject to acceleration if certain financial performance targets are achieved).

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table presents information with respect to options exercised by each of the named executive officers in 2004, as well as the unexercised options to purchase our common stock granted under the 1999 Equity Plan and the 1997 Option Plan to the named executive officers and held by them as of December 31, 2004. The value of unexercised in-the-money options as of fiscal year end is based upon last reported sales price of the Company Common Stock on December 31, 2004, of $11.25 per share.

			Number of Shares Underlying Unexercised Options at Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End
Name and Principal Position	Shares Acquired On Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Paul S. Viviano Chairman of the Board and Chief Executive Officer	—	—	300,000	820,000	$1,794,00	$5,095,600
Andrew P. Hayek President and Chief Operating Officer	—	—	120,000	360,000	996,000	2,930,400
Russell D. Phillips, Jr. Executive Vice President General Counsel and Secretary	—	—	111,500	75,500	686,920	392,380
Howard K. Aihara Vice President and Corporate Controller	—	—	29,000	36,000	164,260	230,490
Kenneth S. Ord Former Executive Vice President and Chief Financial Officer	773,100	$989,596	0	0	0	0
R. Brian Hanson Executive Vice President and Chief Financial Officer	—	—	0	250,000	0	1,765,000

Employment and Change of Control Arrangements

        On May 9, 2005 our Compensation Committee approved an Amended and Restated Employment Agreement for our Chairman and Chief Executive Officer, Paul S. Viviano. The base compensation of $460,000 under Mr. Viviano's Amended and Restated Employment Agreement is subject to adjustment by the Board of Directors each year. In addition, Mr. Viviano will be entitled to receive an annual cash bonus based upon our achievement of certain operating and financial goals, with an annual target bonus equal to 80% in 2005 of his then-current base salary. This bonus plan is administered by the Compensation Committee of our Board of Directors.

        Mr. Viviano's Amended and Restated Employment Agreement has a term of two years. The term of the Amended and Restated Employment Agreement automatically extends for three months on the last day of each quarterly period and will continue to be so extended unless either we or Mr. Viviano gives notice of a desire to modify or terminate the Amended and Restated Employment Agreement at least thirty days prior to the quarterly extension date. We may terminate Mr. Viviano's employment at any time and for any reason and Mr. Viviano may resign at any time for any reason. If we terminate the employment of Mr. Viviano without cause, or he resigns with good reason, the Amended and Restated Employment Agreement obligates us to:

  •
  pay any earned but unpaid salary, benefits or bonuses;

  •
  continue to provide for a period of two years' benefits at least equal to those received prior to severance; and

  •
  provide Mr. Viviano with outplacement services the scope and provider of which shall be mutually agreed upon by us and Mr. Viviano.

        Additionally, Mr. Viviano would receive, over time, an amount equal to at least two times his combined then-current base salary and bonus for the prior year in exchange for a covenant not to compete against us.

        On May 9, 2005 our Compensation Committee also approved an Employment Agreement for our President and Chief Operating Officer, Andrew P. Hayek. The base compensation of $300,000 under Mr. Hayek's Employment Agreement is subject to adjustment by the Board of Directors each year. In addition, Mr. Hayek will be entitled to receive an annual cash bonus based upon our achievement of certain operating and financial goals, with an annual target bonus equal to 75% in 2005 of his then-current base salary. This bonus plan is administered by the Compensation Committee of our Board of Directors.

        Mr. Hayek's Employment Agreement has a term of two years. The term of the Employment Agreement automatically extends for three months on the last day of each quarterly period and will continue to be so extended unless either we or Mr. Hayek gives notice of a desire to modify or terminate the Employment Agreement at least thirty days prior to the quarterly extension date. We may terminate Mr. Hayek's employment at any time and for any reason and Mr. Hayek may resign at any time for any reason. If we terminate the employment of Mr. Hayek without cause, or he resigns with good reason, the Employment Agreement obligates us to:

  •
  pay any earned but unpaid salary, benefits or bonuses;

  •
  continue to provide for a period of two years' benefits at least equal to those received prior to severance; and

  •
  provide Mr. Hayek with outplacement services the scope and provider of which shall be mutually agreed upon by us and Mr. Hayek.

        Additionally, Mr. Hayek would receive, over time, an amount equal to at least two times his combined then-current base salary and bonus for the prior year in exchange for a covenant not to compete against us.

        We have also entered into employment agreements with Messrs. Ord and Phillips. Base compensation under the employment agreement for each of these executives is subject to adjustment by the Board of Directors each year. In addition, Messrs. Ord and Phillips are entitled to receive an annual cash bonus based upon our achievement of certain operating and financial goals, with an annual target bonus amount equal to a specified percentage of their then-current annual base salary (50% in the case of Mr. Ord and 40% in the case of Mr. Phillips for 2004). This bonus plan has been adopted and will be administered by the compensation committee of the Board of Directors.

        The employment agreements have terms of two years. The terms of Mr. Phillips' employment agreement automatically extend by three months on the last day of each quarterly period and will continue to be so extended unless either we or Mr. Phillips give notice of a desire to modify or terminate the agreement at least thirty days prior to the quarterly extension date. We may terminate Mr. Phillips' employment at any time and for any reason and Mr. Phillips may resign at any time and for any reason. The agreements provide that if we terminate the employment of the executive without cause, or the executive resigns with good cause, we must:

  •
  pay any earned but unpaid salary, benefits or bonuses, including a prorated bonus for the year in which the severance occurred;

  •
  continue to provide for periods of two years' benefits at least equal to those received prior to severance; and

  •
  provide the executive with outplacement services at a cost not to exceed $25,000.

        Additionally, the executive would receive, over time, an amount equal to at least two times his combined then-current annual salary and bonus as defined in their respective agreements. Mr. Ord is receiving the benefits outlined above upon his retirement from the position of Executive Vice President and Chief Financial Officer.

401(k) Plan

        We established a tax deferred 401(k) savings plan in January 1990. Effective January 1, 2001, the 401(k) plan was amended and restated in its entirety. Currently, all employees who are over 21 years of age are eligible to participate after attaining three months of service. Employees may contribute between 1% and 15% of their annual compensation. We match 50 cents for every dollar of employee contributions up to 5% of their compensation, subject to statutory limitations. The rates of pre-tax and matching contributions may be reduced with respect to highly compensated employees, as defined in the Internal Revenue Code of 1986, as amended, so that the 401(k) plan will comply with Sections 401(k) and 401(m) of the Code. Pre-tax and matching contributions are allocated to each employee's individual account, which are invested in selected fixed income or stock managed accounts according to the directions of the employee. An employee's pre-tax contributions are fully vested and nonforfeitable at all times. Matching contributions vest over four years of service. An employee may forfeit unvested amounts upon termination of employment, unless the termination is because of death, disability or retirement, in which case matching contributions vest in their entirety.

        Matching contributions made by us pursuant to the 401(k) plan to the named executive officers for the 2004 fiscal year are included under "All Other Compensation" in the Summary Compensation Table.

Stock Option Plans

        We have issued stock options to our employees under the following three plans:

  •
  The 1999 Equity Plan for Employees of Alliance Imaging, Inc. and Subsidiaries dated November 2, 1999, or the 1999 Equity Plan;

  •
  The Alliance Imaging, Inc. 1997 Stock Option Plan dated December 18, 1997, as amended, or the 1997 Option Plan; and

  •
  The Three Rivers Holding Corp. 1997 Stock Option Plan dated October 14, 1997, as amended, or the Three Rivers Plan.

        The 1999 Equity Plan, the 1997 Option Plan and the Three Rivers Plan are collectively referred to in this offering memorandum as the plans. The plans are designed to promote our interests by providing eligible persons with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in us as an incentive for them to remain in our service.

        Types of Options.    The Three Rivers Plan provides for the grant of options to our employees that are not qualified as incentive stock options as defined by Section 422 of the Internal Revenue Code. The 1997 Option Plan provides for the grant of options to employees that are either incentive stock options or non-qualified options. The 1999 Equity Plan provides for the grant of options to employees, consultants or other persons with a unique relationship to us or our subsidiaries, and that are non-qualified options.

        Options Available and Outstanding.    A total of 5,677,550 shares were reserved for issuance under the 1999 Equity Plan as of March 31, 2005, of which 4,085,950 are subject to outstanding options as of such date. As of March 31, 2005, there are options outstanding to purchase 84,700 shares under the 1997 Option Plan and 69,060 shares under the Three Rivers Plan. The 1997 Option Plan and the Three Rivers Plan were amended upon completion of our 1999 recapitalization to provide that no further options would be granted under those plans after November 2, 1999, and there are no additional shares reserved for issuance under those plans. Options under the 1997 Option Plan and the Three Rivers Plan that were not cancelled as part of the 1999 recapitalization remain outstanding subject to the terms and conditions of the 1997 Option Plan, the Three Rivers Plan and the option agreements under which they were granted, as they have been amended. All options granted under the 1997 Option Plan and the Three Rivers Plan are fully vested and exercisable.

        Administration.    The Compensation Committee administers each of the plans. The Compensation Committee has authority to select the employees, consultants or others to whom options will be granted under the plans, the number of shares to be subject to those options, and the terms and conditions of the options. In addition, the Compensation Committee has the authority to construe and interpret the plans and to adopt rules for the administration, interpretation and application of the plans that are consistent with the terms of the plans. Options granted under the 1999 Equity Plan become vested and exercisable as determined by the Compensation Committee at the time of the grant, at a price determined by the committee.

        Stockholders' Agreement.    The options and shares acquired upon exercise of the options are subject to the terms and conditions of stockholders' agreements entered into by the option holders. The stockholders' agreements provide that except for limited exceptions, the option holder may not transfer, sell or otherwise dispose of any shares prior to the fifth anniversary of the grant date. The restricted period for options granted under the 1997 Option Plan and the Three Rivers Plan that were not cancelled upon completion of our 1999 recapitalization began on November 2, 1999.

        Amendment.    The 1997 Stock Option Plan and the Three Rivers Plan may be amended or modified by our Board of Directors. The 1999 Equity Plan may be amended or modified by the Compensation Committee, and may be terminated by our Board of Directors.

        Exercise.    Options granted under the plans may be exercised in cash or, at the discretion of the Compensation Committee, through the delivery of previously owned shares, through the surrender of shares which would otherwise be issuable upon exercise of the option, or any combination of the foregoing. In order to use previously owned shares to exercise an option granted under the Three Rivers Plan, the option holder must have owned the shares used for at least six months prior to the exercise of the option.

        Change of Control.    Under the 1999 Equity Plan, the Compensation Committee may, in its sole discretion, provide that options granted under the plan cannot be exercised after a change of control, in which case they will become fully vested and exercisable prior to the completion of the change of control. The committee may also provide that options remaining exercisable after the change of control may only be exercised for the consideration received by stockholders in the change of control, or its cash equivalent. A change of control is defined in the 1999 Equity Plan as the:

  •
  merger or consolidation of our corporation into another corporation;

  •
  exchange of all or substantially all of our assets for the securities of another corporation;

  •
  acquisition by another corporation of 80% or more of our then outstanding shares of voting stock; or

  •
  recapitalization, reclassification, liquidation or dissolution of our corporation, or other adjustment or event which results in shares of our common stock being exchanged for or converted into cash, securities or other property.

Limitations of Liability and Indemnification Matters

        Our certificate of incorporation limits the liability of our directors and executive officers for monetary damages for breach of their fiduciary duties to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  •
  any breach of their duty of loyalty to our company or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

        The limits on a director or officer's liability in our certificate of incorporation do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our certificate of incorporation together with our bylaws provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We believe that the indemnification provisions of our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        We have also entered into agreements to indemnify our directors, executive officers and other employees. These agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers.

        At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company where indemnification will be required or permitted. Nor are we aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Compensation Committee Interlocks and Insider Participation

        During fiscal 2004, Messrs. Michelson and Momtazee served as members of the Compensation Committee of our Board of Directors. Messrs. Michelson and Momtazee are affiliated with KKR. See "Certain Relationships and Related Party Transactions."

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

        We will address any conflicts of interest and future transactions we may have with our affiliates, including KKR, or other interested parties in accordance with applicable law. Delaware law provides that any transaction with any director or officer or other entity in which any of our directors or officers are also directors or officers, or have a financial interest, will not be void or voidable solely due to the fact of the interest or affiliation, nor because the votes of interested directors are counted in approving the transaction, so long as (i) the material facts of the relevant party and its interest are disclosed to the Board of Directors or the stockholders, as applicable, and the transaction is approved in good faith by a majority of the disinterested directors or by a specific vote of the stockholders, as applicable; or (ii) the transaction is fair to the company at the time it is authorized, approved or ratified.

        KKR provides management, consulting and financial services to us and we paid KKR an annual fee of $650,000 in 2004 in quarterly installments in arrears at the end of each calendar quarter, for these services. In addition, we reimburse KKR and its affiliates for all reasonable costs and expenses incurred in connection with the management, consulting and financial services provided by KKR. We are also contractually obligated to reimburse KKR and its affiliates for all reasonable costs and expenses incurred in connection with their ownership of our shares of common stock. However, no amounts have been sought by, or paid to, KKR or its affiliates in connection with this contractual obligation.

        We sold 11,933 shares of our common stock to Mr. Hanson pursuant to a private placement of securities on July 26, 2004. Mr. Hanson paid cash in full for these shares at the fair market value price of $4.19 per share.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding beneficial ownership of the Common Stock as of April 30, 2005, by (i) each person who is known by us to own beneficially more than 5% of our Common Stock; (ii) each of our directors; (iii) certain of our executive officers; and (iv) all of our executive officers and directors as a group. The address for all executive officers and directors is c/o Alliance Imaging, Inc., 1900 S. State College Blvd., Suite 600, Anaheim, California 92806.

Name	Common Stock Owned Beneficially(1)	Percentage of Shares Beneficially Owned
KKR 1996 GP L.L.C.(2)	34,617,490	70.3%
Strata L.L.C.(3)	527,080	1.1%
Paul S. Viviano(4)	472,411	1.0%
Andrew P. Hayek(5)	164,000	*
R. Brian Hanson	18,933	*
Russell D. Phillips, Jr.(6)	124,000	*
Howard K. Aihara(7)	33,500	*
James H. Greene, Jr.(2)(3)	35,144,570	71.4%
Adam H. Clammer(2)(3)	—	*
Michael W. Michelson(2)(3)	35,144,570	71.4%
James C. Momtazee(2)(3)	—	*
Neil F. Dimick	—	*
Anthony B. Helfet	—	*
Edward L. Samek	—	*
All Present Executive Officers and Directors (12 persons)(8)	35,957,414	72.0%

*
Less than 1%

(1)
Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to the shares of common stock shown as beneficially owned by them. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages are based upon 49,239,646 shares outstanding as of April 30, 2005, except for certain parties who hold options that were exercisable within 60 days of April 30, 2005. The percentages for those parties who hold options that were exercisable within 60 days of April 30, 2005 are based upon the sum of 49,239,646 shares outstanding as of April 30, 2005 plus the number of shares subject to options that were exercisable within 60 days after April 30, 2005 held by them, as indicated in the following notes.

(2)
Shares of Common Stock shown as beneficially owned by KKR 1996 GP L.L.C. are held by Viewer Holdings L.L.C. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P. As of the date hereof, KKR 1996 Fund L.P. is the senior member of Viewer Holdings L.L.C. KKR 1996 GP L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin, Scott M. Stuart, Johannes Huth, Todd A. Fisher and Alexander Navab. Messrs. Greene and Michelson are current members of our Board of Directors and Mr. Michelson is the Chairperson of our Compensation Committee and a member of our Executive Committee. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP L.L.C. Each of such individuals disclaims beneficial ownership. James C. Momtazee and Adam H. Clammer, who are also executives of

  KKR and limited partners of KKR Associates 1996 L.P., are also members of our Board of Directors. Mr. Momtazee is also a member of our Compensation Committee and our Executive Committee. Messrs. Momtazee and Clammer disclaim that they are the beneficial owners of any shares beneficially owned by KKR Associates 1996 L.P. The address of KKR 1996 GP L.L.C. and Messrs. Greene, Michelson, Momtazee and Clammer is: c/o Kohlberg Kravis Roberts & Co., L.P., 9 West 57th Street, New York, NY 10019.

(3)
Shares of Common Stock shown as beneficially owned by Strata L.L.C. are held by Viewer Holdings L.L.C. Strata L.L.C. is the sole general partner of KKR Associates (Strata) L.P., which is a general partner of KKR Partners II L.P. As of the date hereof, KKR Partners II L.P. is a member of Viewer Holdings L.L.C. Strata L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin and Scott M. Stuart. Messrs. Greene and Michelson are current members of our Board of Directors and Mr. Michelson is the Chairperson of our Compensation Committee and a member of our Executive Committee. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by Strata L.L.C. Each of such individuals disclaims beneficial ownership. Messrs. Momtazee and Clammer are members of our Board of Directors and limited partners of KKR Associates (Strata) L.P. Messrs. Momtazee and Clammer disclaim that they are the beneficial owners of any shares beneficially owned by KKR Associates (Strata) L.P.

(4)
This amount includes 406,000 shares issuable upon exercise of stock options that were exercisable within 60 days after April 30, 2005.

(5)
This amount includes 164,000 shares issuable upon exercise of stock options that were exercisable within 60 days after April 30, 2005.

(6)
This amount includes 124,000 shares issuable upon exercise of stock options that were exercisable within 60 days after April 30, 2005.

(7)
This amount includes 33,500 shares issuable upon exercise of stock options that were exercisable within 60 days after April 30, 2005.

(8)
This amount includes 727,500 shares issuable upon exercise of stock options that were exercisable within 60 days after April 30, 2005.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

        The following summary of our indebtedness does not purport to be complete and is qualified in its entirety by reference to the agreements described, including the definitions of certain capitalized terms used in this section, copies of which are available upon request. Any terms not defined in the section entitled "Amended Senior Secured Credit Agreement" below are defined in the documentation for our credit facility. See "Available Information."

Amended Senior Secured Credit Agreement

General

        We are party to a Credit Agreement, dated as of November 2, 1999, as amended, among the Company, Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as administrative agent, and certain other lenders, which includes loans and commitments for up to $460.0 million in financing, consisting of a $390.0 million seven-year Tranche C term loan facility and a $70.0 million seven-year revolving loan facility including a $10.0 million six-year Swing Line sub-facility and a $20.0 million letter of credit sub-facility, as of March 31, 2005.

        We pay a commitment fee equal to 0.50% per annum on the undrawn portion available under the revolving loan facility. We also pay variable per annum fees in respect of outstanding letters of credit. If any of the Tranche C term loans are repaid prior to the first anniversary of the making of such loans, as a result of a prepayment with the proceeds of other indebtedness (except in certain specified circumstances), we are required to pay a prepayment premium of 1.00% of such prepayment.

Amortization

        The following schedule of amortization for the term loans indicates the amounts to be paid at each installment date for the Tranche C term loan:

Date	Tranche C Term Loan
December 29, 2005	$3,900,000
December 29, 2006	$3,900,000
December 29, 2007	$3,900,000
December 29, 2008	$3,900,000
December 29, 2009	$3,900,000
December 29, 2010	$3,900,000
December 29, 2011	$366,600,000

Prepayments

        Loans are required to be prepaid with:

  •
  100% of the net proceeds of all non-ordinary course asset sales or other dispositions of the property by us and our subsidiaries which we have not reinvested in our business within one year after receipt of the proceeds, subject to limited exceptions;

  •
  in the event our Consolidated Leverage Ratio (as defined in the credit agreement) as of the last day of any fiscal year equals or exceeds 3.00 to 1.00, 50% of annual excess cash flow; and

  •
  the amount by which the outstanding amounts under the revolving facility exceed the total amount committed under the revolving facility.

Interest

        Loans under the revolving loan facility will bear interest through maturity: (1) if a Base Rate (as defined below) loan, then at the sum of the Base Rate plus the Applicable Revolving Base Rate Margin (as defined below), or (2) if a LIBOR loan, then at the sum of LIBOR plus the Applicable Revolving LIBOR Margin (as defined below). The Swing Line Loan facility will bear interest at the sum of the Base Rate plus the Applicable Revolving Base Rate Margin minus 0.50%.

        The Tranche C term loan will bear interest through maturity: (1) if a Base Rate loan, then at the sum of the Base Rate plus the Applicable Tranche C Base Rate Margin (as defined below), or (2) if a LIBOR loan, then at the sum of LIBOR plus the Applicable Tranche C LIBOR Margin (as defined below).

        The Base Rate is the higher of: (1) the administrative agent's prime rate or (2) the rate which is 0.5% in excess of the Federal Funds Effective Rate (defined as a fluctuating interest rate equal for each day during any period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day by the Federal Reserve Bank of New York, or, if such rate is not so published, the average of the quotations for such day on such transactions received by the administrative agent from three Federal funds brokers of recognized standing selected by the administrative agent).

        The Applicable Revolving Base Rate Margin will range, based on the Applicable Leverage Ratio (as defined in the credit agreement), from 0.000% to 0.500%. The Applicable Tranche C Base Rate Margin will be 1.250%.

        The Applicable Revolving LIBOR Margin will range, based on the Applicable Leverage Ratio, from 1.250% to 1.750%. The Applicable Tranche C LIBOR Margin will be 2.250%.

Guarantees and Collateral

        Our obligations under the credit agreement are unconditionally guaranteed by substantially all of our domestic subsidiaries. The loans and our other obligations under the credit agreement and the guarantees are secured by a first priority lien on substantially all of our tangible and intangible property, including accounts receivable, inventory, equipment and intellectual property, and by a first priority pledge of all of the shares of stock, partnership interests and limited liability company interests of our direct and indirect domestic subsidiaries, of which we now own or later acquire more than a 50% interest, except for subsidiaries which own assets or have annual revenues of less than $100,000 individually and $1,000,000 collectively.

Covenants

        In addition to certain customary covenants, the credit agreement restricts, among other things, our ability and our subsidiaries' ability to, declare dividends or redeem or repurchase capital stock, prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, make capital expenditures, engage in mergers, acquisitions and asset sales, transact with affiliates and alter the business we conduct.

Financial Covenants

        The credit agreement contains financial covenants including a minimum interest coverage ratio which is a ratio of consolidated adjusted EBITDA to consolidated cash interest expense and a maximum leverage ratio which is a ratio of consolidated total debt to consolidated adjusted EBITDA. The credit agreement requires us to maintain a minimum interest coverage ratio of at least 2.50 to 1.00 as of the last day of each fiscal quarter of 2005 and 2.75 to 1.00 thereafter. The credit agreement requires us to maintain a maximum leverage ratio of no more than 4.00 to 1.00 as of the last day of each fiscal quarter of 2005 and 3.75 to 1.00 thereafter.

        As of March 31, 2005, we were in compliance with all covenants contained in our credit agreement and forecast that we will be in compliance with these financial covenants and the other covenants in 2005. Our failure to comply with these financial covenants and the other covenants could permit the lenders under the credit agreement to declare all amounts borrowed under the agreement, together with accrued interest and fees, to be immediately due and payable, and to exercise remedies against the collateral.

Events of Default

        Events of default under the credit agreement include our failure to pay principal or interest when due, our material breach of any representation or warranty contained in the loan documents, covenant defaults, events of bankruptcy and a change of control.

DESCRIPTION OF THE EXCHANGE NOTES

        You can find the definitions of certain terms used in this description under the subheading "—Certain Definitions." In this description, the word "Alliance" refers only to Alliance Imaging, Inc. and not to any of its subsidiaries, and the word "notes" refers to both the old notes and the exchange notes.

        Alliance issued the old notes, and will issue the exchange notes, under an indenture between Alliance and The Bank of New York Trust Company, N.A., as trustee. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

        The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, define your rights as holders of the exchange notes. We have filed a copy of the indenture as an exhibit to the registration statement which includes this prospectus. Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture.

        The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

        The notes:

  •
  are general obligations of Alliance;

  •
  are subordinated in right of payment to all existing and future Senior Indebtedness of Alliance, including our bank debt;

  •
  are effectively subordinated to all obligations of our subsidiaries;

  •
  rank equally in right of payment with any future senior subordinated Indebtedness of Alliance; and

  •
  rank senior in right of payment to any future subordinated Indebtedness of Alliance.

        As of March 31, 2005, Alliance had a total Senior Indebtedness of approximately $395.8 million and additional borrowing availability of approximately $64.8 million which would be senior to the notes. As indicated above and as discussed in detail below under the caption "—Subordination," payments on the notes will be subordinated to the payment of Senior Indebtedness. The indenture will permit us to incur additional Senior Indebtedness.

        A portion of the operations of Alliance is conducted through its subsidiaries and, therefore, Alliance depends partially on the cash flow of its subsidiaries to meet its obligations, including its obligations under the notes. The notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of Alliance's subsidiaries. Any right of Alliance to receive assets of any of its subsidiaries upon the subsidiary's liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that Alliance is itself recognized as a creditor of the subsidiary, in which case the claims of Alliance would still be subordinate in right of payment to any security in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by Alliance. See "Risk Factors—Risks Related to Our Indebtedness" and "—Risks Related to this Offering."

Principal, Maturity and Interest

        We will issue an aggregate principal amount of $150 million of exchange notes in the exchange offer. The indenture provides for the issuance of additional notes having identical terms and conditions to the notes, subject to compliance with the covenants contained in the indenture, including the provisions set forth under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Disqualified Stock." Any such additional notes will be part of the same issue as the notes and will vote on all matters with the notes.

        The notes will mature on December 15, 2012.

        Interest on the notes will accrue at the rate of 7 1/4% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2005. Alliance will make each interest payment to the holders of record on the immediately preceding June 1 and December 1.

        Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments On the Notes

        If a holder has given wire transfer instructions to Alliance, Alliance will pay all principal, interest and premium, if any, on that holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Alliance elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar For the Notes

        The trustee will initially act as paying agent and registrar. Alliance may change the paying agent or registrar without prior notice to the holders of the notes, and Alliance or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Alliance is not required to transfer or exchange any note selected for redemption. Also, Alliance is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subordination

        The payment of principal, interest and premium, if any, on the notes will be subordinated to the prior payment in full of all Senior Indebtedness of Alliance, including Senior Indebtedness incurred after the date of the indenture.

        Upon any distribution to creditors of Alliance in a liquidation or dissolution of Alliance, a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Alliance or its property, an assignment for the benefit of creditors, or any marshalling of Alliance's assets and liabilities:

  •
  the holders of Senior Indebtedness will be entitled to receive payment in full of the Senior Indebtedness before the holders of notes will be entitled to receive any payment on the notes; and

  •
  until all Senior Indebtedness is paid in full, any distribution to which the holders of notes would be entitled will be made to the holders of Senior Indebtedness (except that holders of notes may receive (a) shares of stock and any debt securities that are subordinated at least to the same extent as the notes to (1) Senior Indebtedness and (2) any securities issued in exchange for Senior Indebtedness and (b) payments made from the trusts described under "—Legal Defeasance and Covenant Defeasance" and "Satisfaction and Discharge").

        Alliance also may not make any payment upon or in respect of the notes (except in stock or subordinated securities described above or from the trust described under "—Legal Defeasance and Covenant Defeasance" and "Satisfaction and Discharge") if:

  •
  a payment default on Designated Senior Indebtedness occurs and is continuing beyond any applicable grace period; or

  •
  any other default occurs and is continuing on any series of Designated Senior Indebtedness that permits holders of that series of Designated Senior Indebtedness to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from holders of such Designated Senior Indebtedness.

        Payments on the notes may and will be resumed:

  •
  in the case of a payment default, upon the date on which such default is cured or waived; and

  •
  in the case of a nonpayment default, upon the earlier of (i) the date on which such nonpayment default is cured or waived, (ii) 179 days after the date on which the applicable Payment Blockage Notice is received (the "Payment Blockage Period"), or (iii) the date the Payment Blockage Period is terminated by written notice to the trustee from the holders of Designated Senior Indebtedness required to terminate such period.

        No new period of payment blockage may be commenced unless and until 365 days have elapsed since the effectiveness of the immediately preceding Payment Blockage Notice. However, if any Payment Blockage Notice within the 365-day period is given by any holders of Designated Senior Indebtedness (other than the agent under the Credit Facility), the agent under the Credit Facility may give another Payment Blockage Notice within that period. The total number of days during which any Payment Blockage Period or Periods is in effect may not exceed 179 days in the aggregate during any 365 consecutive day period.

        No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless the default has been cured or waived for a period of not less than 90 days.

        If Alliance fails to make any payment on the notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an event of default under the indenture and would enable the holders of the notes to accelerate the maturity of the notes. Alliance will be required to promptly notify holders of Senior Indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

        As a result of the subordination provisions described above, in the event of insolvency, bankruptcy, administration, reorganization, receivership or similar proceedings relating to Alliance, holders of notes may recover less ratably than creditors of Alliance who are holders of Senior Indebtedness. As of March 31, 2005, after giving effect to our recent refinancing transactions, Alliance would have had total Senior Indebtedness of approximately $395.8 million and additional borrowing availability of approximately $64.8 million which would be senior to the notes.

        In addition, the notes are structurally subordinated to the liabilities and trade payables and obligations of subsidiaries of Alliance. Although the indenture contains limitations on the amount of additional Indebtedness that Alliance and its subsidiaries may incur, under certain circumstances the amount of additional Indebtedness could be substantial and, in any case, additional Indebtedness may be Senior Indebtedness. See "—Certain Covenants—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock."

        The old notes rank, and the exchange notes will rank, senior in right of payment to all Subordinated Indebtedness of Alliance. Currently, Alliance has no Subordinated Indebtedness.

Optional Redemption

        At any time prior to December 15, 2007, Alliance may on any one or more occasions redeem up to 40% of the aggregate principal amount of notes issued under the indenture at a redemption price of 107.25% of the principal amount, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

  •
  at least 60% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption; and

  •
  the redemption occurs within 60 days of the date of the closing of such Equity Offering.

        Except pursuant to the preceding paragraph, the notes will not be redeemable at Alliance's option prior to December 15, 2007.

        After December 15, 2007, Alliance may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

Year	Percentage
2007	103.625%
2008	101.813%
2009 and thereafter	100.000%

        At any time prior to December 15, 2007, Alliance may also redeem all or a part of the notes upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days prior notice (but in no event may any such redemption occur more than 90 days after the occurrence of such Change of Control) mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, to the date of redemption.

Mandatory Redemption

        Alliance is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase At the Option of Holders

Change of Control

        If a Change of Control occurs, each holder of notes will have the right to require Alliance to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Alliance will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of

Control, Alliance will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Alliance will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Alliance will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

        On the Change of Control Payment Date, Alliance will, to the extent lawful:

  •
  accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

  •
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

  •
  deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by Alliance.

        The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

        Alliance will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture and purchases all notes validly tendered and not withdrawn under the Change of Control Offer.

        A Change of Control Offer may be made in advance of, and conditioned upon, a Change of Control, if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer. The notes repurchased by Alliance pursuant to a Change of Control Offer will have the status of notes issued but not outstanding or will be retired and canceled at the option of Alliance. Notes purchased by a third party pursuant to the preceding paragraph will have the status of notes issued and outstanding.

        Prior to complying with any of the provisions of this "Change of Control" covenant, but in any event within 30 days following a Change of Control, Alliance will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under any outstanding Senior Indebtedness to permit the repurchase of the notes required by this covenant.

        Alliance's bank credit agreement prohibits, and future credit agreements or other agreements relating to Senior Indebtedness may prohibit, Alliance from purchasing any notes as a result of a Change of Control and/or provide that certain change of control events with respect to Alliance would constitute a default under those agreements. If a Change of Control occurs at a time when Alliance is prohibited from purchasing the notes, Alliance could seek the consent of its lenders to the purchase of the notes or could attempt to refinance the borrowings that contain the prohibition. If Alliance does not obtain such a consent or repay the borrowings, Alliance will remain prohibited from purchasing the notes. In that case, Alliance's failure to purchase tendered notes would constitute an event of default under the indenture. If, as a result of a default under the indenture, a default occurs with respect to Senior Indebtedness, the subordination provisions in the indenture would likely restrict payments to the holders of the notes.

Asset Sales

        Alliance will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (a)   Alliance (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value (as determined in good faith by Alliance) of the assets sold or otherwise disposed of; and

          (b)   at least 75% of the consideration received in the Asset Sale by Alliance or the Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

      (1)
      any liabilities (as shown on Alliance's or the Restricted Subsidiary's most recent balance sheet or in the notes thereto) of Alliance or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes), that are assumed by the transferee of any such assets;

      (2)
      any notes or other obligations received by Alliance or the Restricted Subsidiary from the transferee that are converted by Alliance or the Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of the Asset Sale; and

      (3)
      any Designated Noncash Consideration received by Alliance or any of its Restricted Subsidiaries in the Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause that is at that time outstanding, not to exceed the greater of:

      (A)
      $50 million; or

      (B)
      15% of Total Assets at the time of the receipt of the Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Alliance or the Restricted Subsidiary may apply those Net Proceeds at its option:

          (a)   to permanently reduce Obligations under the credit facility (and to correspondingly reduce commitments with respect thereto) or other Senior Indebtedness or Pari Passu Indebtedness (provided that if Alliance reduces Obligations under Pari Passu Indebtedness, it will equally and ratably reduce Obligations under the notes if the notes are then prepayable or, if the notes may not be then prepaid, Alliance will make an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders of notes to purchase at 100% of the principal amount thereof the amount of notes that would otherwise be prepaid);

          (b)   to an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case, used or useful in a Similar Business; or

          (c)   to make an investment in properties or assets that replace the properties and assets that are the subject of the Asset Sale.

        Pending the final application of any Net Proceeds, Alliance or the Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in Cash Equivalents or Investment Grade Securities.

        Any Net Proceeds from the Asset Sale that are not invested as provided and within the time period set forth in the preceding paragraph will constitute "Excess Proceeds". When the aggregate amount of Excess Proceeds exceeds $15 million, Alliance will make an Asset Sale Offer to all holders of notes. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Alliance may use those proceeds for general corporate purposes. If the aggregate principal amount of notes surrendered by holders exceeds the amount of Excess Proceeds, the trustee shall select the notes to be purchased in the manner described under the caption "Selection and Notice" below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. Alliance will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture, Alliance will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the indenture by virtue of such conflict.

Selection and Notice

        If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

  •
  if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

  •
  if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such other method as the trustee deems fair and appropriate.

        No notes of $1,000 or less can be redeemed in part. Notices of purchase or redemption will be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each holder of notes to be redeemed at its registered address.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder upon cancellation of the original note. On and after the purchase or redemption date, unless Alliance defaults in payment of the purchase or redemption price, interest ceases to accrue on notes or portions of them purchased or called for redemption.

Certain Covenants

Limitation On Restricted Payments

        Alliance will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (a)   declare or pay any dividend or make any distribution on account of Alliance's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (1) dividends or distributions by Alliance payable in Equity Interests (other than Disqualified Stock) of Alliance or (2) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, Alliance or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

          (b)   purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of Alliance or any direct or indirect parent of Alliance;

          (c)   make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, or maturity, any Subordinated Indebtedness (other than Indebtedness permitted under clauses (g) and (i) of the covenant described under "—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"); or

          (d)   make any Restricted Investment;

(the payments and other actions in clauses (a) through (d) being referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

      (1)
      no default or event of default under the indenture has occurred and is continuing or would occur as a consequence of the Restricted Payment;

      (2)
      immediately before and immediately after giving effect to such transaction on a pro forma basis, Alliance could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of "—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

      (1)
      such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Alliance and its Restricted Subsidiaries after April 10, 2001 (including Restricted Payments permitted by clauses (a), (e) (only to the extent that amounts paid pursuant to such clause are greater than amounts that would have been paid pursuant to such clause if $5 million and $10 million were substituted in such clause for $10 million and $20 million, respectively), (f) (only to the extent of one-half of such amounts), (i) and (j) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of:

      (A)
      50% of the Consolidated Net Income of Alliance for the period (taken as one accounting period) from July 1, 2001 to the end of Alliance's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

      (B)
      100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the board of directors, of marketable securities received by Alliance since immediately after April 10, 2001 from the issue or sale of Equity Interests of Alliance (excluding Excluded Contributions) or debt securities issued or sold after April 10, 2001 of Alliance that have been converted into such Equity Interests (including Retired Capital Stock) of Alliance (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of Alliance sold to a Restricted Subsidiary of Alliance and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus

      (C)
      the aggregate amount by which Indebtedness (other than Subordinated Indebtedness) of Alliance or any Restricted Subsidiary is reduced on Alliance's consolidated balance sheet on or after April 10, 2001 upon the conversion or exchange of any debt securities issued or sold on or prior to April 10, 2001 that is convertible into Equity Interests of Alliance (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of Alliance sold to a Restricted Subsidiary of Alliance and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock); plus

        (D)
        100% of the aggregate amount of cash and marketable securities contributed to the capital of Alliance following April 10, 2001 (excluding Excluded Contributions), plus

        (E)
        100% of the aggregate amount received in cash and the fair market value of marketable securities (other than Restricted Investments) received after April 10, 2001 from:

        (i)
        the sale or other disposition (other than to Alliance or a Restricted Subsidiary) of Restricted Investments made by Alliance and its Restricted Subsidiaries after April 10, 2001; or

        (ii)
        a dividend from, or the sale (other than to Alliance or a Restricted Subsidiary) of the stock of, an Unrestricted Subsidiary after April 10, 2001 (other than an Unrestricted Subsidiary the Investment in which was made by Alliance or a Restricted Subsidiary after April 10, 2001 pursuant to clause (g) or (k) below).

        As of March 31, 2005, Alliance would have been able to make Restricted Payments pursuant to the foregoing clause (3) in an amount of at least $123.4 million.

        The preceding provisions will not prohibit:

          (a)   the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the indenture;

          (b)   (1) the redemption, repurchase, retirement or other acquisition of any Equity Interests (the "Retired Capital Stock") or Subordinated Indebtedness of Alliance in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of Alliance (other than any Disqualified Stock) (the "Refunding Capital Stock"), and (2) if immediately prior to the retirement of such Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (f) of this paragraph, the declaration and payment of dividends on such Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement; provided that at the time of the declaration of any such dividends, no default or event of default under the indenture has occurred and is continuing or would occur as a consequence thereof;

          (c)   distributions or payments of Receivables Fees;

          (d)   the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of Alliance made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of Alliance so long as:

      (1)
      the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, and fees and expenses payable in connection with such redemption, repurchase, acquisition or retirement);

      (2)
      such Indebtedness is subordinated to the Senior Indebtedness and the notes at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

      (3)
      such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

      (4)
      such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

          (e)   a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of Alliance held by any future, present or former employee, director or consultant of Alliance or any Subsidiary pursuant to any management equity plan, stockholder agreement or stock option plan or any other management or employee benefit plan or agreement; provided that the aggregate Restricted Payments made under this clause (e) does not exceed in any calendar year $10 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

      (1)
      the cash proceeds from the sale of Equity Interests of Alliance to members of management, directors or consultants of Alliance and its Subsidiaries that occurs after April 10, 2001 (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of the preceding paragraph (3)) plus

      (2)
      the cash proceeds of key man life insurance policies received by Alliance and its Restricted Subsidiaries after April 10, 2001 less

      (3)
      the amount of any Restricted Payments made after April 10, 2001 pursuant to clauses (1) and (2) of this subparagraph (e);

  and provided further that cancellation of Indebtedness owing to Alliance from members of management of Alliance or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of Alliance will not constitute a Restricted Payment for purposes of this covenant or any other provision of the indenture;

          (f)    the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the date of the indenture (including the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable pursuant to clause (b)); provided that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on a pro forma basis, Alliance and its Restricted Subsidiaries would have had a Fixed Charge Coverage Ratio of at least 1.75 to 1.00;

          (g)   Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made after April 10, 2001 pursuant to this clause (g) that are at that time outstanding, not to exceed $45 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

          (h)   repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

          (i)    the payment of dividends on Alliance's common stock, following the first public offering of Alliance's common stock on or after April 10, 2001, of up to 6% per annum of the net proceeds received by Alliance in such public offering, other than public offerings with respect to Alliance's common stock registered on Form S-8;

          (j)    a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests of Alliance which are not held by KKR or any of its affiliates (including any Equity Interests issued in respect of such Equity Interests as a result of a stock split, recapitalization, merger, combination, consolidation or otherwise, but excluding any management equity plan or stock option plan or similar agreement), provided that the aggregate Restricted Payments made since April 10, 2001 under this clause (j) shall not exceed $50 million, provided further that notwithstanding the foregoing, Alliance shall be permitted to make Restricted Payments under this clause (j) only if after giving effect thereto, Alliance would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock";

          (k)   Investments in Unrestricted Subsidiaries that are made with Excluded Contributions;

          (l)    the payment of dividends on Disqualified Stock which is issued in accordance with the covenant described under "—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

          (m)  other Restricted Payments since April 10, 2001 in an aggregate amount not to exceed $25 million;

provided that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (e), (f), (g), (i), (j), (k), (l) and (m), no default or event of default under the indenture shall have occurred and be continuing or would occur as a consequence of the Restricted Payment; and provided further that for purposes of determining the aggregate amount expended for Restricted Payments in accordance with clause (3) of the immediately preceding paragraph, only the amounts expended under clauses (a), (e) (only to the extent that amounts paid pursuant to such clause are greater than amounts that would have been paid pursuant to such clause if $5 million and $10 million were substituted in such clause for $10 million and $20 million, respectively), (f) (only to the extent of one-half of such amounts), (i) and (j) will be included.

        In the future, Alliance will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by Alliance and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investments." Such designation will only be permitted if an Investment in that amount would be permitted at the time and if the Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the indenture.

Limitations On Incurrence of Indebtedness and Issuance of Disqualified Stock

        Alliance will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur" and collectively, an "incurrence") any Indebtedness (including Acquired Indebtedness) and Alliance will not issue any shares of Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Alliance may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified

Stock if the Fixed Charge Coverage Ratio for Alliance's and the Restricted Subsidiaries' most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

        These limitations will not apply to:

          (a)   the incurrence by Alliance or its Restricted Subsidiaries of Indebtedness under Credit Facilities and the issuance and creation of letters of credit and banker's acceptances thereunder (with letters of credit and banker's acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $650 million outstanding at any one time;

          (b)   the incurrence by Alliance of Indebtedness represented by the notes;

          (c)   the Existing Indebtedness (other than Indebtedness described in clauses (a) and (b));

          (d)   Indebtedness (including Capitalized Lease Obligations) incurred by Alliance or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (d) and including all Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (d), does not exceed the greater of (1) $50 million or (2) 15% of Total Assets;

          (e)   Indebtedness incurred by Alliance or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

          (f)    Indebtedness arising from agreements of Alliance or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that:

      (1)
      such Indebtedness is not reflected on the balance sheet of Alliance or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (1)); and

      (2)
      the maximum assumable liability in respect of all such Indebtedness will at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by Alliance and its Restricted Subsidiaries in connection with such disposition;

          (g)   Indebtedness of Alliance to a Restricted Subsidiary; provided that any such Indebtedness is made pursuant to an intercompany note and is subordinated in right of payment to the notes;

  provided further that any subsequent issuance or transfer of any Capital Stock or any other event which will result in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to Alliance or another Restricted Subsidiary) will be deemed, in each case, to be an incurrence of such Indebtedness;

          (h)   shares of preferred stock of a Restricted Subsidiary issued to Alliance or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to Alliance or another Restricted Subsidiary) will be deemed, in each case to be an issuance of shares of preferred stock;

          (i)    Indebtedness of a Restricted Subsidiary to Alliance or another Restricted Subsidiary; provided that:

      (1)
      any such Indebtedness is made pursuant to an intercompany note; and

      (2)
      if a Guarantor incurs such Indebtedness from a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor;

  provided further that any subsequent transfer of any such Indebtedness (except to Alliance or another Restricted Subsidiary) or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary shall be deemed, in each case to be an incurrence of such Indebtedness;

          (j)    Hedging Obligations that are incurred in the ordinary course of business:

      (1)
      for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the indenture to be outstanding; or

      (2)
      for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges;

          (k)   obligations in respect of performance and surety bonds and completion guarantees provided by Alliance or any Restricted Subsidiary in the ordinary course of business;

          (l)    Indebtedness of any Guarantor in respect of such Guarantor's Guarantee;

          (m)  Indebtedness of Alliance and any of its Restricted Subsidiaries not otherwise permitted hereunder in an aggregate principal amount, which when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (m), does not exceed $150 million at any one time outstanding; provided, however, that Indebtedness of a Restricted Subsidiary organized under the laws of the United States, any state thereof, the District of Columbia or any territory thereof, which when aggregated with the principal amount of all other Indebtedness of such Restricted Subsidiaries then outstanding and incurred pursuant to this clause (m), does not exceed $60 million at any one time outstanding;

          (n)   (1) any guarantee by Alliance of Indebtedness or other obligations of any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the indenture; (2) any Excluded Guarantee (as defined below under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries") of a Restricted Subsidiary; and (3) any Guarantee by a Restricted Subsidiary so long as the Indebtedness being guaranteed was permitted to be incurred under "Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" and such Restricted Subsidiary complies with the covenant below under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries";

          (o)   the incurrence by Alliance or any of its Restricted Subsidiaries of Indebtedness which serves to refund, refinance or restructure any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (b), (c), (d) and (l) above or clause (p) below, or any Indebtedness issued to so refund, refinance or restructure such Indebtedness including additional Indebtedness incurred to pay premiums, expenses and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

      (1)
      has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of Indebtedness being refunded or refinanced;

      (2)
      to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or pari passu to the notes, such Refinancing Indebtedness is subordinated or pari passu to the notes at least to the same extent as the Indebtedness being refinanced or refunded; and (3) shall not include:

      (A)
      Indebtedness of a Subsidiary that refinances Indebtedness of Alliance or Indebtedness of a non-Guarantor that refinances Indebtedness of a Guarantor; or

      (B)
      Indebtedness of Alliance or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary;

  and provided further that subclauses (1) and (2) of this clause (o) will not apply to any refunding or refinancing of any Senior Indebtedness;

          (p)   Indebtedness or Disqualified Stock of persons that are acquired by Alliance or any of its Restricted Subsidiaries or merged into a Restricted Subsidiary in accordance with the terms of the indenture; provided that such Indebtedness or Disqualified Stock is not incurred in contemplation of such acquisition or merger; and provided further that after giving effect to such acquisition or merger, either:

      (1)
      Alliance would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant; or

      (2)
      the Fixed Charge Coverage Ratio is greater than immediately prior to such acquisition or merger; and

          (q)   guarantees by Alliance or its Restricted Subsidiaries of the obligations of joint ventures of Alliance or its Restricted Subsidiaries; provided that the maximum aggregate amount of all such guaranteed obligations shall at no time exceed $25 million.

        For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (q) above or is entitled to be incurred pursuant to the first paragraph of this covenant, Alliance will, in its sole discretion, classify and may later reclassify the item of Indebtedness in any manner that complies with this covenant and the item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph of this covenant. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

Liens

        Alliance will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness on any asset or property of Alliance or such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

          (a)   if such Lien secures Pari Passu Indebtedness, the notes are equally and ratably secured with the obligations so secured; or

          (b)   if such Lien secures Subordinated Indebtedness, the notes are secured by a Lien on the same property, assets, income or profits which is senior to such Lien to the same extent as the notes are senior to such Subordinated Indebtedness;

in each case until such time as such obligations are no longer secured by a Lien.

        No Guarantor will directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness of such Guarantor on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

          (a)   if such Lien secures Pari Passu Indebtedness, the Guarantee of such Guarantor is equally and ratably secured with the obligations so secured; or

          (b)   if such Lien secures Subordinated Indebtedness, the Guarantee of such Guarantor is secured by a Lien on the same property, assets, income or profits which is senior to such Lien to the same extent as the Guarantee of such Guarantor is senior to such Subordinated Indebtedness;

in each case until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

        Alliance will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

          (a)   (1) pay dividends or make any other distributions to Alliance or any of its Restricted Subsidiaries (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits, or (2) pay any Indebtedness owed to Alliance or any of its Restricted Subsidiaries;

          (b)   make loans or advances to Alliance or any of its Restricted Subsidiaries; or

          (c)   sell, lease or transfer any of its properties or assets to Alliance or any of its Restricted Subsidiaries;

except (in each case) for such encumbrances or restrictions existing under or by reason of:

      (1)
      contractual encumbrances or restrictions in effect on the date of the indenture, including pursuant to the Credit Facility and its related documentation;

      (2)
      the indenture and the notes;

      (3)
      purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

      (4)
      applicable law or any applicable rule, regulation or order;

      (5)
      any agreement or other instrument of a Person acquired by Alliance or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

      (6)
      contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

      (7)
      secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" and "—Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

      (8)
      restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

      (9)
      other Indebtedness of Restricted Subsidiaries permitted to be incurred subsequent to the date of the indenture pursuant to the provisions of the covenant described under "—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock";

      (10)
      customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

      (11)
      customary provisions contained in leases and other agreements entered into in the ordinary course of business;

      (12)
      restrictions created in connection with any Receivables Facility that, in the good faith determination of the board of directors of Alliance, are necessary or advisable to effect such Receivables Facility; or

      (13)
      any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Alliance's board of directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation, or Sale of All or Substantially All Assets

        Alliance will not consolidate or merge with or into or wind up into (whether or not Alliance is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

          (a)   Alliance is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Alliance) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (Alliance or such Person, as the case may be, being herein called the "Successor Company");

          (b)   the Successor Company (if other than Alliance) expressly assumes all the obligations of Alliance under the indenture and the notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the trustee;

          (c)   immediately after such transaction no default or event of default under the indenture has occurred and is continuing;

          (d)   immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period:

      (1)
      the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"; or

      (2)
      the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for Alliance and its Restricted Subsidiaries immediately prior to such transaction;

          (e)   each Guarantor, if any, unless it is the other party to the transactions described above, has by supplemental indenture confirmed that its Guarantee applies to such Person's obligations under the indenture and the notes; and

          (f)    Alliance delivers to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

        The Successor Company will succeed to, and be substituted for, Alliance under the indenture and the notes.

        Notwithstanding the foregoing clause (d):

      (1)
      any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Alliance; and

      (2)
      Alliance may merge with an Affiliate incorporated solely for the purpose of reincorporating Alliance in another state of the United States so long as the amount of Indebtedness of Alliance and its Restricted Subsidiaries is not increased thereby.

        Each Guarantor, if any, will not, and Alliance will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not the Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

          (a)   such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "Successor Guarantor");

          (b)   the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the indenture and the Guarantor's Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the trustee;

          (c)   immediately after such transaction no default or event of default under the indenture has occurred and is continuing; and

          (d)   the Guarantor has delivered or caused to be delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

        The Successor Guarantor will succeed to, and be substituted for, such Guarantor under the indenture and such Guarantor's Guarantee.

Transactions With Affiliates

        Alliance will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction") involving aggregate consideration in excess of $5 million, unless:

          (a)   the Affiliate Transaction is on terms that are not materially less favorable to Alliance or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Alliance or the Restricted Subsidiary with an unrelated Person; and

          (b)   Alliance delivers to the trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, a resolution adopted by the majority of the board of directors of Alliance approving the Affiliate Transaction and set forth in an officers' certificate certifying that the Affiliate Transaction complies with clause (a) above.

        The preceding paragraph will not apply to the following:

      (1)
      transactions between or among Alliance and/or any of its Restricted Subsidiaries;

      (2)
      Restricted Payments permitted by the provisions of the indenture described above under the covenant "—Limitation on Restricted Payments" or Permitted Investments;

      (3)
      the payment of customary annual management, consulting and advisory fees and related expenses to KKR and its Affiliates;

      (4)
      the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of Alliance or any Restricted Subsidiary;

      (5)
      payments by Alliance or any of its Restricted Subsidiaries to KKR and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of Alliance in good faith;

      (6)
      transactions in which Alliance or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an Independent Financial Advisor stating that the transaction is fair to Alliance or the Restricted Subsidiary from a financial point of view, provided that the transaction also meets the requirements of clause (a) of the preceding paragraph;

      (7)
      payments or loans to employees or consultants which are approved by a majority of the board of directors of Alliance in good faith;

      (8)
      any agreement as in effect date of the indenture or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the notes in any material respect) or any transaction contemplated thereby;

      (9)
      the existence of, or the performance by Alliance or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the date of the indenture and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by Alliance or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the date of the indenture shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders of the notes in any material respect;

      (10)
      transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture, which are fair to Alliance or its Restricted Subsidiaries, in the reasonable determination of the board of directors of Alliance or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party; and

      (11)
      sales of accounts receivable, or participations therein, in connection with any Receivables Facility.

Limitation On Guarantees of Indebtedness By Restricted Subsidiaries

          (a)   Alliance will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness of Alliance or any Indebtedness of any other Restricted Subsidiary unless:

      (1)
      the Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a Guarantee of payment of the notes by the Restricted Subsidiary except that:

      (A)
      if the notes are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the notes are subordinated to such Indebtedness under the indenture; and

      (B)
      if such Indebtedness is by its express terms subordinated in right of payment to the notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary's Guarantee with respect to the notes substantially to the same extent as such Indebtedness is subordinated to the notes;

      (2)
      the Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Alliance or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and

      (3)
      the Restricted Subsidiary shall deliver to the trustee an opinion of counsel to the effect that:

      (A)
      the Guarantee of the notes has been duly executed and authorized; and

      (B)
      the Guarantee of the notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

  provided that this paragraph (a) shall not be applicable to any guarantee of any Restricted Subsidiary:

      (1)
      that (A) existed at the time such Person became a Restricted Subsidiary of Alliance and (B) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of Alliance; or

      (2)
      that guarantees the payment of Obligations of Alliance or any Restricted Subsidiary under the Credit Facility or any other bank facility which is designated as Senior Indebtedness and any refunding, refinancing or replacement thereof, in whole or in part, provided that such refunding, refinancing or replacement thereof constitutes Senior Indebtedness and is not incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (including under Rule 144A) pursuant to an exemption from the registration requirements of the Securities Act, which private placement provides for registration rights under the Securities Act (any guarantee excluded by operations of this clause (y) being an "Excluded Guarantee").

          (b)   Notwithstanding the other provisions of this covenant and of the indenture, any Guarantee by a Restricted Subsidiary of the notes will provide by its terms that it will be automatically and unconditionally released and discharged upon:

      (1)
      any sale, exchange or transfer, to any Person not an Affiliate of Alliance, of all of Alliance's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the indenture);

      (2)
      the release or discharge of the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

      (3)
      such Restricted Subsidiary is designated an Unrestricted Subsidiary in accordance with the terms of the indenture; or

      (4)
      the obligations of Alliance and the Guarantors have been terminated or discharged, as the case may be, pursuant to, and in compliance with, the provisions below under "—Legal Defeasance and Covenant Defeasance" or "—Satisfaction and Discharge."

Limitation On Other Senior Subordinated Indebtedness

        Alliance will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Indebtedness of Alliance or any Indebtedness of any Guarantor, unless such Indebtedness is either:

          (a)   pari passu in right of payment with the notes or such Guarantor's Guarantee, as the case may be; or

          (b)   subordinate in right of payment to the notes, or such Guarantor's Guarantee, as the case may be, in the same manner and at least to the same extent as the notes are subordinate to Senior Indebtedness or such Guarantor's Guarantee is subordinate to such Guarantor's Senior Indebtedness, as the case may be.

Reports and Other Information

        Whether or not required by the SEC, so long as any notes are outstanding, Alliance will file with the SEC and deliver to the trustee and to each holder of notes, within the time periods specified in the SECs rules and regulations, annual and quarterly reports and other information, documents and reports specified in Section 13 or 15(d) of the Exchange Act and applicable to a U.S. corporation subject to those sections; provided, however, that Alliance will not be obligated to file such information, documents and reports with the SEC if the SEC does not permit those filings.

Events of Default and Remedies

        Each of the following is an Event of Default:

          (a)   default in payment when due, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the notes, whether or not the payment is prohibited by the subordination provisions of the indenture;

          (b)   default for 30 days or more in the payment when due of interest on the notes, whether or not the payment is prohibited by the subordination provisions of the indenture;

          (c)   failure by Alliance or any Guarantor for 30 days after notice to comply with any of its other agreements in the indenture or the notes;

          (d)   default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by Alliance or any of its Restricted Subsidiaries or the payment of which is guaranteed by Alliance or any of its Restricted Subsidiaries (other than Indebtedness owed to Alliance or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the date of the indenture, if both:

      (1)
      such default either:

      (A)
      results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods); or

      (B)
      relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

      (2)
      the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregates $20 million or more;

          (e)   failure by Alliance or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $20 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days;

          (f)    certain events of bankruptcy or insolvency described in the indenture with respect to Alliance or any of its Significant Subsidiaries; or

          (g)   any Guarantee ceases to be in full force and effect or is declared null and void or any responsible officer of Alliance or any Guarantor denies that it has any further liability under any Guarantee or gives notice to such effect (other than by reason of the termination of the indenture or the release of any such Guarantee in accordance with the indenture).

        If any event of default (other than of a type specified in clause (f) above) occurs and is continuing under the indenture, the trustee or the holders of at least 30% in principal amount of the then outstanding notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding notes to be due and payable immediately; provided, however that, so long as any Indebtedness permitted to be incurred pursuant to the Credit Facility shall be outstanding, no such acceleration shall be effective until the earlier of (x) acceleration of any such Indebtedness under the Credit Facility or (y) five business days after the giving of written notice to Alliance and the administrative agent under the Credit Facility of such acceleration. Upon the effectiveness of such declaration, the principal and interest on the notes will be due and payable immediately. Notwithstanding the preceding, if an event of default arising under clause (f) of the first paragraph of this section occurs with respect to the Company, all outstanding notes will become due and payable without further action or notice.

        Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to limitations, holders of a majority in principal amount of the notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal, premium, if any, or interest) if it determines that withholding notice is in their interest.

        The holders of a majority in aggregate principal amount of the notes may on behalf of the holders of all of the notes waive any existing default or event of default and its consequences, except a continuing default or event of default in the payment of interest on, premium, if any, or the principal of any note held by a non-consenting holder. In the event of any event of default specified in clause (d) above, the event of default and all consequences thereof (including any acceleration or resulting payment default) will be annulled, waived and rescinded, automatically if, within 20 days after the event of default arose, (i) the Indebtedness or guarantee that is the basis for such event of default has been discharged, (ii) the holders of the Indebtedness or guarantee have rescinded or waived the acceleration, notice or action, or (iii) the default that is the basis for such event of default has been cured.

        Alliance is required to deliver to the trustee annually a statement regarding compliance with the indenture, and Alliance is required, within five business days, upon becoming aware of any default or event of default or any default under any document, instrument or agreement representing Indebtedness of Alliance or any Guarantor, to deliver to the trustee a statement specifying the default or event of default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of Alliance or any Guarantor, as such, will have any liability for any obligations of Alliance or the Guarantors under the notes, the Guarantees or the indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        Alliance may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and have all obligations of the Guarantors discharged with respect to their Guarantees ("Legal Defeasance") except for:

          (a)   the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest and on such notes when such payments are due from the trust referred to below;

          (b)   Alliance's obligations with respect to notes concerning issuing temporary notes, registration of such notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (c)   the rights, powers, trusts, duties and immunities of the trustee, and Alliance's obligations in connection therewith; and

          (d)   the Legal Defeasance provisions of the indenture.

        In addition, Alliance may, at its option and at any time, elect to have the obligations of Alliance and the Guarantors released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a default or event of default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment on other indebtedness, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an event of default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (a)   Alliance must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium and interest, if any, due on the outstanding notes on the stated maturity date or on the applicable redemption date, as the case may be;

          (b)   in the case of Legal Defeasance, Alliance has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that, subject to customary assumptions and exclusions:

      (1)
      Alliance has received from, or there has been published by, the Internal Revenue Service a ruling; or

      (2)
      since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (c)   in the case of Covenant Defeasance, Alliance has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (d)   no default or event of default shall have occurred and is continuing on the date of such deposit (other than a default or event of default resulting from the borrowing of funds to be applied to such deposit);

          (e)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which, Alliance or any Guarantor is a party or by which Alliance or any Guarantor is bound;

          (f)    Alliance has delivered to the trustee an opinion of counsel to the effect that the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable federal or state law, and that the trustee has a perfected security interest in the trust funds for the ratable benefit of the holders of notes;

          (g)   Alliance has delivered to the trustee an officers' certificate stating that the deposit was not made by Alliance with the intent of defeating, hindering, delaying or defrauding any creditors of Alliance or any Guarantor or others; and

          (h)   Alliance has delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the indenture, any Guarantee and the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes.

        Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder of the notes):

          (a)   reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

          (b)   reduce the principal of or change the fixed maturity of any such note or alter or waive the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders");

          (c)   reduce the rate of or change the time for payment of interest on any note;

          (d)   waive a default or event of default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of such notes and a waiver of the payment default that resulted from such acceleration), or in respect of a covenant or provision contained in the indenture or any Guarantee which cannot be amended or modified without the consent of all holders of notes;

          (e)   make any note payable in money other than that stated in the notes;

          (f)    make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

          (g)   make any change in this paragraph;

          (h)   impair the right of any holder of the notes to receive payment of principal of, or interest on, the holder's notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to the holder's notes; or

          (i)    make any change in the subordination provisions of the indenture that would adversely affect the holders of the notes.

        Notwithstanding the preceding, without the consent of any holder of notes, Alliance, the Guarantors and the trustee may amend or supplement the indenture, any Guarantee or the notes:

          (a)   to cure any ambiguity, defect or inconsistency;

          (b)   to provide for uncertificated notes in addition to or in place of certificated notes;

          (c)   to comply with the covenant relating to mergers, consolidations and sales of assets to provide for the assumption of Alliance's or any Guarantor's obligations to holders of such notes;

          (d)   to provide for the assumption of Alliance's or any Guarantor's obligations to holders of such notes;

          (e)   to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any holder of the notes;

          (f)    to add covenants for the benefit of the holders or to surrender any right or power conferred upon Alliance;

          (g)   to comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

          (h)   to evidence and provide for the acceptance of appointment under the indenture by a successor trustee pursuant to the requirements of the indenture;

          (i)    to add a Guarantor under the indenture or release a Guarantor from its Guarantee pursuant to the terms of the indenture; or

          (j)    to make any change to the subordination provisions of the indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness under those provisions, provided that if the rights of the holders of Senior Indebtedness are adversely affected, the holders of Senior Indebtedness must consent to the change.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

          (a)   either:

      (1)
      all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Alliance, have been delivered to the trustee for cancellation; or

      (2)
      all notes that have not been delivered to such trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Alliance or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

          (b)   no default or event of default with respect to the indenture or the notes has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Alliance or any Guarantor is a party or by which Alliance or any Guarantor is bound;

          (c)   Alliance or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

          (d)   Alliance has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

        In addition, Alliance must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the trustee becomes a creditor of Alliance, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The holders of a majority in principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an event of default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

        The indenture, the notes and the Guarantees, if any, will be, subject to certain exceptions, governed by and construed in accordance with the internal laws of the State of New York, without regard to its choice of law rules.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the indenture and the registration rights agreement without charge by writing to Alliance Imaging, Inc. at 1900 S. State College Blvd., Suite 600, Anaheim, CA 92806, Attention: Secretary.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Indebtedness" means, with respect to any specified Person:

          (a)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

          (b)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "Control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

        "Applicable Premium" means, with respect to any note on any redemption date, the greater of (i) 1.0% of the principal amount of such note or (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such note at December 15, 2007 (such redemption price being set forth in the notes) plus (2) all required interest payments due on such note through December 15, 2007 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate on such redemption date plus 75 basis points over (B) the principal amount of such note.

        "Asset Sale" means:

          (a)   the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of Alliance or any Restricted Subsidiary outside the ordinary course of business (each referred to in this definition as a "disposition"); or

          (b)   the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions),

        in each case, other than:

      (1)
      a disposition of Cash Equivalents or Investment Grade Securities or obsolete equipment in the ordinary course of business;

      (2)
      the disposition of all or substantially all of the assets of Alliance in a manner permitted pursuant to the provisions described above under "—Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the indenture;

      (3)
      any Restricted Payment that is permitted to be made, and is made, under the first paragraph of the covenant described above under "—Limitation on Restricted Payments";

      (4)
      any disposition of assets with an aggregate fair market value of less than $2 million;

      (5)
      any disposition of property or assets by a Restricted Subsidiary to Alliance or by Alliance or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary;

      (6)
      any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Similar Business;

      (7)
      any financing transaction with respect to property built or acquired by Alliance or any Restricted Subsidiary after the date of the indenture including, without limitation, sale-leasebacks and asset securitizations;

      (8)
      foreclosures on assets;

      (9)
      sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

      (10)
      any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

      (11)
      any sale of an imaging or therapeutic system to any original manufacturer of imaging or therapeutic systems in exchange for a credit from such manufacturer against the purchase of a replacement or alternate imaging or therapeutic system; and

      (12)
      any sale of an imaging or therapeutic system pursuant to an arrangement with a client of Alliance or one of its Restricted Subsidiaries; provided that (A) any such system was purchased by Alliance or such Restricted Subsidiary within the 90 days prior to the date of such sale and (B) Alliance or such Restricted Subsidiary receives net cash proceeds in connection with the sale in an amount equal to or greater than the amount it paid for such system.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes) in accordance with GAAP.

        "Capital Stock" means:

          (a)   in the case of a corporation, corporate stock;

          (b)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (c)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

          (d)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means:

          (a)   U.S. dollars;

          (b)   securities issued or directly and fully guaranteed or insured by the U.S. Government or any agency or instrumentality thereof;

          (c)   certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million;

          (d)   repurchase obligations for underlying securities of the types described in clauses (b) and (c) entered into with any financial institution meeting the qualifications specified in clause (c) above;

          (e)   commercial paper rated A-1 or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition;

          (f)    investment funds investing at least 95% of their assets in securities of the types described in clauses (a)-(e) above;

          (g)   readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P; and

          (h)   Indebtedness or preferred stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's.

        "Change Of Control" means the occurrence of any of the following:

          (a)   the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of Alliance and its Subsidiaries, taken as a whole; or

          (b)   Alliance becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders and their Related Parties, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of Alliance.

        The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Alliance and its Subsidiaries (determined on a consolidated basis). Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Alliance to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Alliance and its Subsidiaries taken as a whole to another Person or group may be uncertain.

        "Consolidated Depreciation And Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any period, the sum, without duplication, of:

          (a)   consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, non-cash interest payments, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to Hedging Obligations to the extent included in Consolidated Interest Expense, excluding amortization of deferred financing fees); and

          (b)   consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued;

provided, however, that Receivables Fees shall be deemed not to constitute Consolidated Interest Expense.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that:

          (a)   any net after-tax extraordinary or nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) shall be excluded;

          (b)   the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

          (c)   any net after-tax income (loss) from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

          (d)   any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the board of directors of Alliance) shall be excluded;

          (e)   the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

          (f)    for purposes of the covenant described under "—Limitation on Restricted Payments" only, the Net Income of any Person acquired in a pooling of interests transaction shall not be included for any period prior to the date of such acquisition; and

          (g)   the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("Primary Obligations") of any other Person (the "Primary Obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

          (a)   to purchase any such primary obligation or any property constituting direct or indirect security therefor;

          (b)   to advance or supply funds:

      (1)
      for the purchase or payment of any such primary obligation; or

      (2)
      to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

          (c)   to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Credit Facilities" means, with respect to Alliance, one or more debt facilities (including, without limitation, the Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

        "Credit Facility" means the credit facility provided to Alliance pursuant to the Credit Agreement, dated as of November 2, 1999, as amended in connection with Alliance's recent refinancing transactions, by and among Alliance, the financial institutions listed on the signature pages thereof and Deutsche Bank Trust Company Americas, as administrative agent for the lenders, including any collateral documents, instruments and agreements executed in connection therewith, and the term Credit Facility shall also include any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any credit facilities that replace, refund or refinance any part of the loans, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility that increases the amount borrowable thereunder or alters the maturity thereof; provided, however, that there shall not be more than one facility at any one time that constitutes the Credit Facility and, if at any time there is more than one facility which would constitute the Credit Facility, Alliance will designate to the Trustee which one of such facilities will be the Credit Facility for purposes of the indenture.

        "Designated Noncash Consideration" means the fair market value of noncash consideration received by Alliance or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers' certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of Alliance, less the amount of Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

        "Designated Preferred Stock" means preferred stock of Alliance (other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an officers' certificate executed by the principal executive officer and the principal financial officer of Alliance, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the covenant described under "—Limitation on Restricted Payments."

        "Designated Senior Indebtedness" means:

          (a)   Senior Indebtedness under the Credit Facility; and

          (b)   any other Senior Indebtedness permitted under the indenture the principal amount of which is $50 million or more and that has been designated by Alliance as Designated Senior Indebtedness.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, in each case prior to the date 91 days after the maturity date of the notes; provided, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of Alliance or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Alliance in order to satisfy applicable statutory or regulatory obligations, provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to repurchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof will not repurchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by Alliance with the provisions of the indenture described under the caption "Repurchase at the Option of Holders—Change of Control" or "Repurchase at the Option of Holders—Asset Sales," as the case may be.

        "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus to the extent included in the calculation of such Consolidated Net Income:

          (a)   provision for taxes based on income or profits of such Person for such period, plus

          (b)   Consolidated Interest Expense of such Person for such period and any Receivables Fees paid by such Person or any of its Restricted Subsidiaries during such period, plus

          (c)   Consolidated Depreciation and Amortization Expense of such Person for such period, including amortization of deferred financing fees, plus

          (d)   any expenses or charges related to any Equity Offering, Permitted Investment or Indebtedness permitted to be incurred by the indenture or any costs incurred in the cancellation of stock options, plus

          (e)   the amount of any restructuring charge, plus

          (f)    without duplication, any other non-cash charges (excluding any such charge which requires an accrual of a cash reserve for anticipated cash charges for any future period), plus

          (g)   minority interest expense, less

          (h)   without duplication, non-cash items increasing Consolidated Net Income (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period).

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means any public or private sale of common stock or preferred stock of Alliance (excluding Disqualified Stock), other than:

          (a)   public offerings with respect to Alliance's common stock registered on Form S-8; and

          (b)   any such public or private sale that constitutes an Excluded Contribution.

        "Excluded Contributions" means the net cash proceeds received by Alliance after the date of the indenture from:

          (a)   contributions to its equity capital other than contributions from the issuance of Disqualified Stock; and

          (b)   the sale (other than to a Subsidiary or to any Alliance or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock) of Alliance, in each case designated as Excluded Contributions pursuant to an officers' certificate executed by the principal executive officer and the principal financial officer of Alliance on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, the cash proceeds of which are excluded from the calculation set forth in paragraph (3) of the "—Limitation on Restricted Payments" covenant.

        "Existing Indebtedness" means Indebtedness of Alliance or its Restricted Subsidiaries in existence on the date of the indenture, plus interest accruing thereon, after application of the net proceeds of the sale of the notes.

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that Alliance or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than in the case of (i) revolving credit borrowings, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period and (ii) capitalized leases related to imaging or therapeutic systems, in which case imputed interest expense shall be computed from the date of such capitalized lease) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, plus the application of any proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by Alliance or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, discontinued operations, mergers and consolidations (and the reduction of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Alliance or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, discontinued operation, merger or consolidation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Alliance. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of Alliance to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as Alliance may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of (a) Consolidated Interest Expense of such Person for such period and (b) all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock of such Person.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

        "Government Securities" means securities that are:

          (a)   direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

          (b)   obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

        "Guarantee" means any guarantee of the obligations of Alliance under the indenture and the notes by any Person in accordance with the provisions of the indenture. When used as a verb, "Guarantee" shall have a corresponding meaning. No Guarantees were issued in connection with the initial offering and sale of the private notes or will be issued in connection with the issuance of the exchange notes.

        "Guarantor" means any Person that incurs a Guarantee; provided that upon the release and discharge of such Person from its Guarantee in accordance with the indenture, such Person shall cease to be a Guarantor. No Guarantees were issued in connection with the initial offering and sale of the private notes or will be issued in connection with the issuance of the exchange notes.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

          (a)   currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements; and

          (b)   other agreements or arrangements designed to protect such Person against fluctuations in currency exchange or interest rates.

        "Indebtedness" means, with respect to any Person:

          (a)   any indebtedness of such Person, whether or not contingent:

      (1)
      in respect of borrowed money;

      (2)
      evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without double counting, reimbursement agreements in respect thereof);

      (3)
      representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business; or

      (4)
      representing any Hedging Obligations,

if and to the extent of any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) that would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

          (b)   to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

          (c)   to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person);

provided, however, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness and obligations under or in respect of Receivables Facilities shall not be deemed to constitute Indebtedness of a Person.

        "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the judgment of Alliance's board of directors, as evidenced by a board resolution, qualified to perform the task for which it has been engaged, provided that such firm or consultant is not an Affiliate of the Company.

        "Investment Grade Securities" means:

          (a)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

          (b)   debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among Alliance and its Subsidiaries; and

          (c)   investments in any fund that invests exclusively in investments of the type described in clauses (a) and (b) which fund may also hold immaterial amounts of cash pending investment and/ or distribution.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding advances to customers, commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes thereto) of Alliance in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "—Certain Covenants—Limitation on Restricted Payments,"

          (a)   "Investments" shall include the portion (proportionate to Alliance's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of Alliance at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Alliance shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

      (1)
      Alliance's "Investment" in such Subsidiary at the time of such redesignation less

      (5)
      the portion (proportionate to Alliance's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

          (b)   any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the board of directors of Alliance.

        "KKR" means Kohlberg Kravis Roberts & Co., L.P., a Delaware limited partnership.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Management Group" means the group consisting of the Officers of Alliance.

        "Moody's" means Moody's Investors Service, Inc.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

        "Net Proceeds" means the aggregate cash proceeds received by Alliance or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Noncash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than required by clause (a) of the second paragraph of "—Repurchase at the Option of Holders—Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by Alliance as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by Alliance after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

        "Officer" means the Chairman of the Board, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of Alliance.

        "Pari Passu Indebtedness" means:

          (a)   with respect to the notes, Indebtedness which ranks pari passu in right of payment to the notes; and

          (b)   with respect to any Guarantee, Indebtedness which ranks pari passu in right of payment to such Guarantee.

        "Permitted Holders" means KKR and any of its Affiliates and the Management Group.

        "Permitted Investments" means:

          (a)   any Investment in Alliance or any Restricted Subsidiary;

          (b)   any Investment in cash and Cash Equivalents or Investment Grade Securities;

          (c)   any Investment by Alliance or any Restricted Subsidiary of Alliance in a Person that is a Similar Business if as a result of such Investment:

      (1)
      such Person becomes a Restricted Subsidiary; or

      (2)
      such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Alliance or a Restricted Subsidiary;

          (d)   any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "—Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

          (e)   any Investment existing on the date of the indenture;

          (f)    advances to employees not in excess of $10 million outstanding at any one time, in the aggregate;

          (g)   any Investment acquired by Alliance or any of its Restricted Subsidiaries:

      (1)
      in exchange for any other Investment or accounts receivable held by Alliance or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

      (2)
      as a result of a foreclosure by Alliance or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; or

      (3)
      in connection with a transaction or series of transactions in which the Person that owns the Investment becomes a Restricted Subsidiary or is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into Alliance or a Restricted Subsidiary; provided that such Investment was not made in contemplation of such transaction of series of transactions;

          (h)   Hedging Obligations permitted under clause (j) of the "—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant;

          (i)    loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business;

          (j)    any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (j) that are at that time outstanding, not to exceed the greater of:

      (1)
      $50 million; or

      (2)
      15% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

          (k)   Investments the payment for which consists of Equity Interests of Alliance (exclusive of Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the "—Limitation on Restricted Payments" covenant;

          (l)    additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (l) that are at that time outstanding, not to exceed the greater of:

      (1)
      $30 million; or

      (2)
      10% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

          (m)  any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under "—Certain Covenants—Transactions with Affiliates" (except transactions described in clauses (2) and (6) of such paragraph); and

          (n)   Investments relating to any special purpose Wholly Owned Subsidiary of Alliance organized in connection with a Receivables Facility that, in the good faith determination of the board of directors of Alliance, are necessary or advisable to effect such Receivables Facility.

        "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

        "Receivables Facility" means one or more receivables financing facilities, as amended from time to time, pursuant to which Alliance and/or any of its Restricted Subsidiaries sells its accounts receivable to a Person that is not a Restricted Subsidiary.

        "Receivables Fees" means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

        "Related Parties" means any Person controlled by a Permitted Holder, including any partnership of which a Permitted Holder or its Affiliates is the general partner.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of Alliance that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

        "S&P" means Standard and Poor's Ratings Group.

        "Senior Indebtedness" means:

          (a)   the Obligations under the Credit Facility; and

          (b)   any other Indebtedness permitted to be incurred by Alliance under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes, including, with respect to the preceding clauses (a) and (b), interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, whether or not such interest is an allowable claim in such bankruptcy proceeding. Notwithstanding anything to the contrary in the preceding, Senior Indebtedness will not include:

      (1)
      any liability for federal, state, local or other taxes owed or owing by Alliance;

      (2)
      any obligation of Alliance to any of its Subsidiaries;

      (3)
      any accounts payable or trade liabilities arising in the ordinary course of business (including instruments evidencing such liabilities) other than obligations in respect of bankers' acceptances and letters of credit under the Credit Facility;

      (4)
      any Indebtedness that is incurred in violation of the indenture;

      (5)
      Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to Alliance;

      (6)
      any Indebtedness, guarantee or obligation of Alliance which is subordinate or junior to any other Indebtedness, guarantee or obligation of Alliance;

      (7)
      Indebtedness evidenced by the notes; and

      (8)
      Capital Stock of Alliance.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

        "Similar Business" means a business the majority of whose revenues are derived from the provision of diagnostic or therapeutic services or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto as determined in good faith by the board of directors of Alliance.

        "Subordinated Indebtedness" means

          (a)   with respect to the notes, any Indebtedness of Alliance which is by its terms subordinated in right of payment to the notes; and

          (b)   with respect to any Guarantee, any Indebtedness of the applicable Guarantor which is by its terms subordinated in right of payment to such Guarantee.

        "Subsidiary" means, with respect to any Person:

          (a)   any corporation, association, or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

          (b)   any partnership, joint venture, limited liability company or similar entity of which:

      (1)
      more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise; and

      (2)
      such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

        "Total Assets" means the total consolidated assets of Alliance and its Restricted Subsidiaries, as shown on the most recent balance sheet (excluding the footnotes thereto) of Alliance.

        "Treasury Rate" means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 15, 2007; provided, however, that if the period from the redemption date to December 15, 2007 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

        "Unrestricted Subsidiary" means

          (a)   any Subsidiary of Alliance which at the time of determination is an Unrestricted Subsidiary (as designated by the board of directors of Alliance, as provided below);

          (b)   any Subsidiary of an Unrestricted Subsidiary; and

          (c)   the following entities:

      (1)
      Alliance Imaging Financial Services, Inc.;

      (2)
      Alliance-Newport Harbor Radiology Group PET Services LLC;

      (3)
      Valley Imaging Partnership-Alliance PET Services LLC;

      (4)
      Alliance Diagnostics Venture, LLC.

      (5)
      New England Molecular Imaging LLC;

      (6)
      Rhode Island PET Services, LLC;

      (7)
      Advanced Imaging of Lafayette, LLC;

      (8)
      Los Alamitos Imaging Center LLC; and

      (9)
      Santa Clarita Valley Imaging Center LLC.

          The board of directors of Alliance may designate any Subsidiary of Alliance (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests of, or owns, or holds any Lien on, any property of, Alliance or any Subsidiary of Alliance (other than any Subsidiary of the Subsidiary to be so designated), provided that:

      (1)
      any Unrestricted Subsidiary must be an entity of which shares of the capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by Alliance;

      (2)
      Alliance certifies that such designation complies with the covenants described under "—Certain Covenants—Limitation on Restricted Payments"; and

      (3)
      each of:

      (A)
      the Subsidiary to be so designated; and

      (B)
      its Subsidiaries;

        has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of Alliance or any of its Restricted Subsidiaries.

          The board of directors may designate any Unrestricted Subsidiary (including any Unrestricted Subsidiary set forth in clause (c) of this definition) to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation:

      (1)
      Alliance could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under "—Certain Covenants—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"; or

      (2)
      the Fixed Charge Coverage Ratio for Alliance and its Restricted Subsidiaries would be greater than such ratio for Alliance and its Restricted Subsidiaries immediately prior to such designation,

  in each case on a pro forma basis taking into account such designation.

        Any such designation by the board of directors shall be notified by Alliance to the trustee by promptly filing with the trustee a copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

        "Weighted Average Life To Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing

          (a)   the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by

          (b)   the sum of all such payments.

        "Wholly Owned Restricted Subsidiary" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

        "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

Book-Entry, Delivery and Form

        The exchange notes will be issued in the form of one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee, who will be the global notes holder. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the global notes directly through DTC if they are participating organizations or "participants" in such system or indirectly through organizations that are participants in such system.

The Global Notes

        The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the global note, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global note to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global note will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the global note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders may hold their interests in the global note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

        So long as DTC, or its nominee, is the registered owner or holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such global note for all purposes under the Indenture. No beneficial owner of an interest in the global note will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Notes.

        Payments of the principal of, premium (if any), interest (including additional interest) on, the global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including Additional Interest) on the global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

        DTC has advised Alliance that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the global note for certificated securities, which it will distribute to its participants and which will be legended as set forth under the heading "Transfer Restrictions."

        DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates.

Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

        Certificated securities shall be issued in exchange for beneficial interests in the global note (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global note and a successor depositary is not appointed by the Company within 90 days.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material U.S. federal income tax consequences relating to the exchange of the private notes for exchange notes in the exchange offer, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service ("IRS") rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, administrative, or judicial action, possibly with retroactive effect. We have not sought and will not seek any rulings from the IRS with respect to the statements made and the conclusions reached in the following summary, and accordingly, there can be no assurance that the IRS will not successfully challenge the tax consequences described below. This summary only applies to you if you exchange your private notes for exchange notes in the exchange offer. This summary also does not discuss the effect of any applicable U.S. state and local or non-U.S. tax laws or U.S. tax laws other than U.S. income tax law. In addition, this summary does not discuss every aspect of U.S. federal income taxation that may be relevant to you in light of your personal circumstances or if you are otherwise subject to special tax treatment, including, without limitation, if you are:

  •
  a bank;

  •
  a financial institution;

  •
  a holder subject to the alternative minimum tax;

  •
  a broker or dealer in securities or currencies;

  •
  an insurance company;

  •
  a person whose functional currency is not the U.S. dollar;

  •
  a tax-exempt organization;

  •
  an investor in a pass-through entity holding the notes;

  •
  a partnership or other entity treated as a partnership for tax purposes;

  •
  a U.S. expatriate;

  •
  a person holding notes as a part of a hedging or conversion transaction or a straddle for tax purposes; or

  •
  a foreign person or entity.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

        The exchange of the private notes for the exchange notes in the exchange offer will not be treated as an "exchange" for federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the private notes. Accordingly, the exchange of private notes for exchange notes will not be a taxable event to holders for federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the private notes and the same tax consequences to holders as the private notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for private notes where the broker-dealer acquired the private notes as a result of market-making activities or other trading activities. We have agreed that after this registration statement is declared effective by the SEC and until 180 days after the exchange offer has been completed or such time as broker-dealers no longer own any transfer restricted securities, we will use commercially reasonable efforts to make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in connection with any such resale.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by broker-dealers for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of the notes (including any broker-dealers) against liabilities under the Securities Act.

        By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading or which may impose upon us disclosure obligations that may have a material adverse effect on us, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

LEGAL MATTERS

        Certain legal matters with regard to the validity of the exchange notes will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain partners of Latham & Watkins LLP, members of their families and related persons indirectly own less than 1% of our common stock.

EXPERTS

        The consolidated financial statements of Alliance Imaging, Inc. as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, included and incorporated by reference in this prospectus, the related financial statement schedule incorporated by reference in this prospectus, and management's report on the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Alliance-HNI, L.L.C. as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included and incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

        This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the notes, you should refer to the documents to which we refer you. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have included these documents as exhibits to our registration statement.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov or from our website at www.allianceimaging.com. However, the information on our website does not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

        In this prospectus we have incorporated by reference certain reports and other information we have filed, or will file, with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents filed with the SEC by us pursuant to the Exchange Act are incorporated herein by reference until all of the securities covered hereby are sold or this offering is terminated:

  •
  our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004 (including information specifically incorporated by reference into our Form 10-K/A from our Proxy Statement for our 2005 Annual Meeting of Stockholders);

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

  •
  our Current Report on Form 8-K filed with the SEC on March 11, 2005; and

  •
  all other documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the exchange offer to which this prospectus relates, which shall be deemed to be a part hereof from the date of filing of such documents.

        You may request a copy of these filings at no cost by writing or telephoning us at the following address: Alliance Imaging, Inc., 1900 S. State College Blvd., Suite 600, Anaheim, California 92806, Attn: Investor Relations, tel: (714) 688-7100.

ALLIANCE IMAGING, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Alliance Imaging, Inc.

        We have audited the accompanying consolidated balance sheets of Alliance Imaging, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), cash flows and stockholders' deficit for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alliance Imaging, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Costa Mesa, California
March 8, 2005 (April 15, 2005, as to Note 14)

ALLIANCE IMAGING, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31, 2003	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$20,931	$20,721
Accounts receivable, net of allowance for doubtful accounts of $8,376 in 2003 and $7,376 in 2004	45,276	50,146
Deferred income taxes	15,783	12,782
Prepaid expenses and other current assets	2,718	3,082
Other receivables	2,975	3,323

Total current assets	87,683	90,054
Equipment, at cost	677,089	727,232
Less accumulated depreciation	(324,458)	(373,721)

Equipment, net	352,631	353,511
Goodwill	122,992	122,992
Other intangible assets, net of accumulated amortization of $14,016 in 2003 and $17,538 in 2004	30,953	28,249
Deferred financing costs, net of accumulated amortization of $10,199 in 2003 and $6,289 in 2004	12,313	9,264
Other assets	21,604	18,128

Total assets	$628,176	$622,198

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$15,993	$20,518
Accrued compensation and related expenses	9,832	15,661
Accrued interest payable	7,076	717
Income taxes payable	10,137	865
Other accrued liabilities	19,660	22,177
Current portion of long-term debt	4,927	9,390

Total current liabilities	67,625	69,328
Long-term debt, net of current portion	316,320	412,733
Senior subordinated notes	260,000	153,541
Minority interests and other liabilites	3,292	4,164
Deferred income taxes	51,737	49,960

Total liabilities	698,974	689,726
Commitments and contingencies (Note 10)
Stockholders' deficit:
Preferred stock, $0.01 par value; 1,000,000 shares authorized and no shares issued and outstanding
Common stock, $0.01 par value; 100,000,000 shares authorized; shares issued and outstanding—47,958,987 at December 31, 2003 and 49,024,596 at December 31, 2004	480	490
Additional paid-in deficit	(19,822)	(15,798)
Accumulated comprehensive income (loss)	—	(278)
Accumulated deficit	(51,456)	(51,942)

Total stockholders' deficit	(70,798)	(67,528)

Total liabilities and stockholders' deficit	$628,176	$622,198

See accompanying notes.

ALLIANCE IMAGING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share amounts)

	Year Ended December 31,
	2002	2003	2004
Revenues	$408,530	$413,553	$432,080
Costs and expenses:
Costs of revenues, excluding depreciation and amortization	184,050	198,456	217,605
Selling, general and administrative expenses	45,822	47,472	48,142
Employment agreement costs	—	2,446	2,064
Severance and related costs	—	2,246	1,223
Loss on early retirement of debt	—	—	44,393
Impairment charges	—	73,225	—
Depreciation expense	69,384	77,675	80,488
Amortization expense	2,502	2,897	3,522
Interest expense, net of interest income of $350 in 2002, $201 in 2003 and $215 in 2004	47,705	43,589	44,039
Other (income) and expense, net	(872)	(200)	(484)

Total costs and expenses	348,591	447,806	440,992

Income (loss) before income taxes, minority interest expense and earnings from unconsolidated investees	59,939	(34,253)	(8,912)
Income tax expense (benefit)	25,495	(1,680)	(6,770)
Minority interest expense	2,008	1,686	2,373
Earnings from unconsolidated investees	(3,503)	(2,649)	(4,029)

Net income (loss)	$35,939	$(31,610)	$(486)

Comprehensive income (loss), net of taxes:
Net income (loss)	$35,939	$(31,610)	$(486)
Unrealized loss on hedging transactions, net of related tax effects of $186	—	—	(278)

Comprehensive income (loss)	$35,939	$(31,610)	$(764)

Earnings (loss) per common share:
Basic	$0.76	$(0.66)	$(0.01)

Diluted	$0.72	$(0.66)	$(0.01)

Weighted average number of shares of common stock and common stock equivalents:
Basic	47,595	47,872	48,350
Diluted	49,793	47,872	48,350

See accompanying notes.

ALLIANCE IMAGING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended December 31,
	2002	2003	2004
Operating activities:
Net income (loss)	$35,939	$(31,610)	$(486)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for doubtful accounts	4,769	2,843	809
Non-cash stock-based compensation	1,900	1,672	322
Impairment charges	—	73,225	—
Depreciation and amortization	71,886	80,572	84,010
Amortization of deferred financing costs	2,862	3,021	3,039
Loss on early retirement of debt	—	—	44,393
Distributions less than equity in undistributed income of investee	(549)	(104)	(1,359)
Deferred income taxes	15,536	(4,167)	1,106
Gain on sale of assets	(1,066)	(231)	(483)
Changes in operating assets and liabilities:
Accounts receivable	(683)	2,417	(5,679)
Prepaid expenses and other current assets	(444)	278	(364)
Other receivables	(810)	(499)	(348)
Other assets	751	(1,596)	(1,056)
Accounts payable	264	2,990	4,525
Accrued compensation and related expenses	(412)	(1,023)	5,829
Accrued interest payable	8	(325)	(6,359)
Income taxes payable	9,229	289	(9,272)
Other accrued liabilities	(1,302)	733	2,117
Minority interests and other liabilities	1,082	522	154

Net cash provided by operating activities	138,960	129,007	120,898

Investing activities:
Equipment purchases	(70,136)	(90,245)	(85,676)
(Increase) decrease in deposits on equipment	(4,514)	(7,281)	7,004
Acquisitions, net of cash received	(12,549)	(10,981)	—
Investment in unconsolidated joint ventures	—	—	(3,145)
Proceeds from sale of assets	10,257	2,136	6,259

Net cash used in investing activities	(76,942)	(106,371)	(75,558)

Financing activities:
Principal payments on equipment debt	(7,770)	(6,602)	(6,050)
Proceeds from equipment debt	—	—	4,176
Principal payments on term loan facility	(45,000)	(26,875)	(51,250)
Proceeds from term loan facility	—	—	154,000
Principal payments on revolving loan facility	(10,000)	(20,000)	—
Proceeds from revolving loan facility	10,000	20,000	—
Principal payments on senior subordinated notes	—	—	(256,459)
Proceeds from senior subordinated notes	—	—	150,000
Payments of debt issuance costs	(501)	(220)	(8,327)
Payments of debt retirement costs	—	—	(35,532)
Proceeds from exercise of employee stock options	615	231	3,842
Net proceeds from issuance of common stock	—	348	50

Net cash used in financing activities	(52,656)	(33,118)	(45,550)

Net increase (decrease) in cash and cash equivalents	9,362	(10,482)	(210)
Cash and cash equivalents, beginning of year	22,051	31,413	20,931

Cash and cash equivalents, end of year	$31,413	$20,931	$20,721

Supplemental disclosure of cash flow information:
Interest paid	$45,185	$41,102	$47,573
Income taxes paid, net of refunds	764	3,200	395
Supplemental disclosure of non-cash investing and financing activities:
Net book value of assets exchanged	$912	$2,090	$261
Capital lease obligations for the acquisition of equipment	5,332	7,001	—
Capital lease obligation transferred for the sale of equipment	—	(1,139)	—
Comprehensive loss from hedging transactions, net of taxes	—	—	(278)

See accompanying notes.

ALLIANCE IMAGING, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

(dollars in thousands)

	Common Stock		Additional Paid-In Capital (Deficit)
				Accumulated Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Balance at December 31, 2001	47,456,930	$475	$(25,547)	—	$(55,785)	$(80,857)
Exercise of common stock options	218,450	2	613	—	—	615
Issuance of common stock under Directors' Deferred Compensation Plan	7,196	—	94	—	—	94
Non-cash stock-based compensation	—	—	1,900	—	—	1,900
Net income	—	—	—	—	35,939	35,939

Balance at December 31, 2002	47,682,576	477	(22,940)	—	(19,846)	(42,309)
Exercise of common stock options	210,000	2	229	—	—	231
Issuance of common stock to officer	66,411	1	347	—	—	348
Non-cash stock-based compensation	—	—	1,672	—	—	1,672
Stock option income tax benefit	—	—	870	—	—	870
Net loss	—	—	—	—	(31,610)	(31,610)

Balance at December 31, 2003	47,958,987	480	(19,822)	—	(51,456)	(70,798)
Exercise of common stock options	1,033,850	10	3,832	—	—	3,842
Issuance of common stock to officer	11,933	—	50	—	—	50
Issuance of common stock under Directors' Deferred Compensation Plan	19,826	—	124	—	—	124
Non-cash stock-based compensation	—	—	322	—	—	322
Stock option income tax benefit adjustment	—	—	(304)	—	—	(304)
Unrealized loss on hedging transaction, net of tax	—	—	—	(278)	—	(278)
Net loss	—	—	—	—	(486)	(486)

Balance at December 31, 2004	49,024,596	$490	$(15,798)	$(278)	$(51,942)	$(67,528)

See accompanying notes.

ALLIANCE IMAGING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(dollars in thousands, excepts per share amounts)

1.    Description of the Company and Basis of Financial Statement Presentation

        Description of the Company    Alliance Imaging, Inc. and its subsidiaries (the "Company") provides diagnostic imaging services primarily to hospitals and other healthcare providers on a shared and full-time service basis, in addition to operating a growing number of fixed-site imaging centers primarily in partnerships with hospitals or health systems. The Company's services normally include the use of their imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day operations. The Company also offers ancillary services including marketing support, education and training and billing assistance. The Company operates entirely within the United States and is one of the largest providers of shared service and fixed-site magnetic resonance imaging ("MRI") and positron emission tomography and positron emission tomography/computed tomography ("PET and PET/CT") services in the country.

        Principles of Consolidation and Basis of Financial Statement Presentation    The accompanying consolidated financial statements of the Company include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which the Company exercises control. Intercompany transactions have been eliminated. Investments in non-consolidated investees are accounted for under the equity method. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

2.    Summary of Significant Accounting Policies

        Cash and Cash Equivalents    The Company classifies short-term investments with original maturities of three months or less as cash equivalents.

        Accounts Receivable    The Company provides shared and single-user diagnostic imaging equipment and technical support services to the healthcare industry and directly to patients on an outpatient basis. The Company's accounts receivables are primarily due from hospitals, other healthcare providers and health insurance providers located throughout the United States. A substantial portion of the Company's services are provided pursuant to long-term contracts with hospitals and other healthcare providers or directly to patients. Receivables generally are collected within industry norms for third-party payors. Estimated credit losses are provided for in the consolidated financial statements and losses experienced have been within management's expectations.

        Concentration of Credit Risk    Financial instruments which potentially subject the Company to a concentration of credit risk principally consists of cash, cash equivalents and trade receivables. The Company invests available cash in money market securities of high-credit-quality financial institutions. The Company had cash and cash equivalents in the amount of $20,125 and $19,854 as of December 31, 2003 and 2004, respectively, in excess of federally insured limits. At December 31, 2003 and 2004, the Company's accounts receivable were primarily from clients in the healthcare industry. To reduce credit risk, the Company performs periodic credit evaluations of its clients, but does not generally require advance payments or collateral. Credit losses to clients in the healthcare industry have not been material. The provision for doubtful accounts was 1.2%, 0.7%, and 0.2% of revenues in 2002, 2003 and 2004, respectively.

        Equipment    Equipment is stated at cost and is depreciated using the straight-line method over an initial estimated life of three to seven years to an estimated residual value, between five and ten percent of original cost. If the Company continues to operate the equipment beyond its initial estimated life, the residual value is then depreciated to a nominal salvage value over three years.

        Routine maintenance and repairs are charged to expense as incurred. Major repairs and purchased software and hardware upgrades, which extend the life of or add value to the equipment, are capitalized and depreciated over the remaining useful life.

        With the exception of a relatively small dollar amount of office furniture, office equipment, computer equipment, software and leasehold improvements, substantially all of the property owned by the Company relates to diagnostic imaging equipment, power units and mobile trailers used in the business.

        Goodwill and Intangible Assets    The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), as of January 1, 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. In accordance with SFAS 142, the Company has selected to perform an annual impairment test for goodwill based on the financial information as of September 30, or more frequently when an event occurs or circumstances change to indicate an impairment of these assets has possibly occurred. Goodwill is allocated to the Company's various reporting units, which are its geographical regions. SFAS 142 requires the Company to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than the carrying value. The fair value of the reporting unit is determined based on discounted cash flows, market multiples or appraised values as appropriate. The Company has discontinued amortization of goodwill as of January 1, 2002 for financial reporting purposes and complies with the periodic impairment test procedures. In 2003, based on the factors described in Note 4, management performed an interim valuation analysis in accordance with SFAS 142 and recognized a goodwill impairment charge in three of its reporting units. In 2004, management performed an interim valuation analysis and concluded that the fair value of each reporting unit exceeds its carrying value, indicating no goodwill impairment was present. No triggering events have occurred during the fourth quarters of 2003 and 2004 which would require an additional impairment test as of December 31, 2003 and 2004. SFAS 142 also requires intangible assets with definite useful lives to be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived-Assets" ("SFAS 144").

        Impairment of Long-Lived Assets    The Company accounts for long-lived assets in accordance with the provisions of SFAS 144. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2003, as discussed in Note 4, the Company evaluated the recoverability of the carrying amount of certain long-lived assets and recognized an impairment charge to reduce these assets to their fair value.

        Revenue Recognition    The majority of the Company's revenues are derived directly from healthcare providers and are primarily for imaging services. To a lesser extent, revenues are generated from direct billings to third-party payors or patients which are recorded net of contractual discounts and other arrangements for providing services at less than established patient billing rates. Revenues from billings to third-party payors and patients amounted to approximately 11%, 12% and 13% of revenues in the years ended December 31, 2002, 2003 and 2004, respectively. No single customer accounted for more than 3% of consolidated revenues in each of the three years in the period ended December 31, 2004. The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). As the price is predetermined, all revenues are recognized at the time the delivery of imaging service has occurred and collectibility is reasonably assured which is based upon contract terms with healthcare providers and negotiated rates with third party payors and patients. The Company also records approximately 7% of revenue from management services that it performs based upon management service contracts with predetermined pricing. These revenues are recorded in the period in which the service is performed and collections of the billed amounts are reasonably assured in accordance with SAB 104.

        Stock-Based Compensation    The Company accounts for stock based compensation awards using the intrinsic value method prescribed under APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and its related interpretations. For the years ended December 31, 2002, 2003 and 2004 the Company recorded non-cash stock-based compensation of $300, $72 and $48, respectively, for options issued with exercise prices below the fair value of the common stock. All other employee stock-based awards were granted with an exercise price equal to the market value of the underlying common stock on the date of grant and no compensation cost is reflected in the Company's operating results for those awards. For the years ended December 31, 2002, 2003, and 2004 the Company recorded non-cash stock-based compensation of $1,600, $1,600 and $274, respectively, as a result of amending certain stock option agreements in June 2001 and May 2004 to reduce performance targets.

        Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires presentation of pro forma information regarding net income and earnings per share determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2003 and 2004, respectively: risk-free interest rates of 4.44%, 3.25% and 3.32%; no dividend yield; volatility factors of the expected market price of the Company's common stock of 71.9%, 78.0% and 53.3%; and a weighted average expected life of the options of 6.50, 6.22 and 5.69 years. The weighted average fair value of options granted during 2002, 2003 and 2004 is $7.35, $3.32 and $2.02, respectively.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' expected vesting period. Had compensation cost for the Company's stock option plan been determined based on the estimated fair value at the grant dates for awards under the plan consistent with the fair value method of SFAS No. 123 utilizing the Black-Scholes option-pricing model, the Company's net income (loss) and basic and diluted earnings (loss) per share for the years ended December 31, would have approximated the pro forma amounts indicated below:

	2002	2003	2004
Net income (loss):
As reported	$35,939	$(31,610)	$(486)
Add: Stock-based compensation expense included in reported net income (loss), net of related tax effects	1,112	978	190
Deduct: Stock-based compensation expense determined under fair value based method, net of related tax effects	(753)	(248)	(951)

Pro forma net income (loss)	$36,298	$(30,880)	$(1,247)

Basic earnings (loss) per share:
As reported	$0.76	$(0.66)	$(0.01)

Pro forma	0.76	(0.65)	(0.03)

Diluted earnings (loss) per share:
As reported	$0.72	$(0.66)	$(0.01)

Pro forma	0.73	(0.65)	(0.03)

        Employment Agreement Costs    The Company recorded employment agreement costs of $2,446 for the year ended December 31, 2003, related to payments under an amendment to an employment agreement ("amended agreement") with our former chairman of the board. We recorded employment agreement costs of $2,064 for the year ended December 31, 2004, related to an employment agreement with our former chief financial officer and payments under the amended agreement with our former chairman of the board. We expect to incur approximately $500 of costs over the remaining five-month term of the amended employment agreement with our former chairman of the board.

        Derivatives    The Company accounts for derivative instruments and hedging activities in accordance with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting

for Derivative Instruments and Hedging Actvities" ("SFAS 133") and Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Hedging Actvities" (SFAS 138"), an amendment of SFAS 133. On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure. The Company does not enter into derivative instruments that do not qualify as cash flow hedges as described in SFAS 133 and SFAS 138. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the firm commitment or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships, both at the hedge inception and on an ongoing basis, in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated or exercised, (iii) when the derivative is designated as a hedge instrument, because it is probable that the forecasted transaction will not occur, (iv) because a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. The Company's derivatives are recorded on the balance sheet at their fair value. For derivatives accounted for as cash flow hedges any unrealized gains or losses on fair value are included in other comprehensive income (loss), net of tax.

        Income Taxes    The provision for income taxes is determined in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future income tax benefits are recognized only to the extent that the realization of such benefits is considered to be more likely than not. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance, when it is more likely than not that such deferred tax assets will not be recoverable, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.

        Fair Values of Financial Instruments    The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value based on the short-term maturity of these instruments. The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate fair value based on the short-term nature of these accounts. The carrying amount reported in the balance sheet for long-term debt under our Credit Agreement approximates fair value, as these borrowings have variable rates that reflect currently available terms and conditions for similar debt. The fair value of the Company's senior subordinated notes and its equipment loans was $288,344 and $168,357 compared to the carrying amount reported on the balance sheet of $274,122 and $165,789 as of December 31, 2003 and 2004, respectively. The fair value of the Company's senior subordinated notes was based upon the bond trading prices at December 31, 2003 and 2004, respectively. The fair value of the equipment loans was estimated using discounted cash flow analyses, based on the Company's current incremental rates for similar types of equipment loans.

        Use of Estimates    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Reclassifications    Certain prior year amounts have been reclassified to conform to the 2004 presentation.

        Comprehensive Income    For the years ended December 31, 2002 and 2003, the Company did not have any components of comprehensive income as defined in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). For the year ended December 31, 2004, the Company entered into interest rate swap agreements, as discussed in Note 9, for which unrealized losses are classified as a component of comprehensive income (loss) as defined in SFAS 130.

        Segment Reporting    The chief operating decision maker reviews the operating results of the Company's geographic regions for the purpose of making operating decisions and assessing performance. Based on the aggregation criteria in Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has aggregated the results of its geographic regions into one reportable segment.

        Recent Accounting Pronouncements    In January 2003, the FASB issued EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). This guidance clarifies when an investment accounted for in accordance with APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," and SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. We adopted the disclosure requirements of EITF 03-01, however the recognition and measurement provisions of the standard have been deferred.

        In November 2003, the FASB issued EITF 03-16, "Accounting for Investments in Limited Liability Companies" ("EITF 03-16"). This issue states that an investment in a limited liability company ("LLC") that maintains a "specific ownership account" for each investor, similar to a partnership capital account structure, should be viewed as similar to an investment in a limited partnership for purposes of determining whether a noncontrolling investment in an LLC should be accounted for using the cost method or the equity method. Therefore, the provisions of Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures," and related guidance, including Topic No. D-46, "Accounting for Limited Partnership Investments," also apply to such LLCs. EITF 03-16 is effective for reporting periods beginning after June 15, 2004. The adoption of EITF 03-16 did not have a material impact on the Company's consolidated financial position or results of operations.

        In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets" ("SFAS 153"), which is an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," ("APB 29"). This statement addresses the measurement of exchanges of nonmonetary assets, and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets as defined in paragraph 21(b) of APB 29, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company believes the adoption of SFAS 153 will not have a material impact on its consolidated financial position or results of operations.

        In December 2004, the FASB issued SFAS 123(R) (revised December 2004), "Share-Based Payment", which is a revision of SFAS 123 and supersedes APB No. 25. This statement requires that the fair value at the grant date resulting from all share-based payment transactions be recognized in the financial statements. Further, SFAS 123(R) requires entities to apply a fair-value based measurement method in accounting for these transactions. This value is recorded over the vesting period. This statement is effective for the first interim reporting period beginning after June 15, 2005. The Company is currently evaluating the provisions of SFAS 123(R) and the impact on its consolidated financial position and results of operations.

3.    Transactions

        On March 30, 2003, the Company entered into a joint venture agreement with GE Capital Corporation to form Affordable Imaging Rentals, LLC ("AIR"), subsequently renamed to Mobile Interim Solutions ("MIS"). MIS owns and operates a diagnostic imaging rental fleet of approximately 50 systems, primarily used by hospital and other healthcare clients for short-term, unstaffed MRI and CT rental needs. The Company has a 50% equity interest in MIS for which it paid $8,700 in cash. This equity interest is an investment in a non-consolidated investee, because the Company does not possess control, and is being accounted for under the equity method. The Company also entered into a long-term management agreement with MIS to provide logistics and related services for the rental fleet.

4.    Impairment Charges

        In 2003, the Company saw an increase in the competitive climate in the MRI industry, resulting in an increase in activity by original equipment manufacturers selling systems directly to certain of the Company's clients. This has caused an increase in the number of the Company's clients deciding not to renew its contracts, and as a result, the Company's MRI revenues have declined and they continue to decline in 2004. These events triggered an acceleration of the review of the recoverability of the carrying value of certain equipment, goodwill, and other intangible assets according to the provisions of SFAS 144 and SFAS 142. Due to the factors noted above, in 2003 the Company recognized a non-cash impairment charge totaling $73,225 associated with goodwill and other intangible assets and certain equipment in accordance with the provisions of SFAS 142 and 144, and an impairment of an investment in a joint venture, the components of which are described in more detail below.

        In 2003, as discussed in Note 5, the Company recorded an impairment charge of $41,916 under SFAS 142 related to goodwill and an impairment charge of $802 under SFAS 144 related to certain customer contract intangible assets.

        The Company evaluated the recoverability of the carrying amount of certain long-lived assets, specifically its 1.0 Tesla and 0.2 Tesla MRI systems, as a result of the decline in client demand for these systems. An impairment is assessed when the undiscounted expected future cash flows derived from the asset are less than its carrying amount. The Company used its best judgment based upon the most current facts and circumstances when applying these impairment rules. Based upon the analysis performed on the 1.0 Tesla and 0.2 Tesla MRI systems, an impairment charge of $22,793 was recognized to reduce certain of these assets to their fair market value as of September 30, 2003. Fair market value was based upon quoted market prices. The Company revised its estimate of residual values on all of its MRI equipment from 20% to 10%. In addition, the Company also changed its estimate of useful lives of 1.5 Tesla MRI systems from 8 years to 7 years. Both of these changes in estimates are being recognized on a prospective basis.

        In 2003, the Company recognized a $7,714 impairment charge relating to an other than temporary decline in the fair value of the Company's investment in a joint venture. The Company concluded that its investment was other than temporarily impaired because the Company's carrying value of the investment exceeded the calculated fair value of the investment and the prospects for recovery are considered weak. The fair value of the investment was based upon the Company's best estimate of the expected discounted future cash flows of the joint venture.

5.    Goodwill and Intangible Assets

        Changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2003	$122,992
Additions to goodwill during the year	—

Balance at December 31, 2004	$122,992

        Intangible assets consisted of the following:

	December 31, 2003			December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net
Amortizing intangible assets:
Customer contracts	$40,426	$(12,480)	$27,946	$40,426	$(15,528)	$24,898
Other	2,890	(1,536)	1,354	3,272	(2,010)	1,262

Total amortizing intangible assets	$43,316	$(14,016)	$29,300	$43,698	$(17,538)	$26,160

Intangible assets not subject to amortization			$1,653			$2,089

Total other intangible assets			$30,953			$28,249

        The Company reviews the recoverability of the carrying value of goodwill on an annual basis or more frequently when an event occurs or circumstances change to indicate an impairment of these assets has possibly occurred. Goodwill is allocated to the Company's various reporting units which represent the Company's geographical regions. The Company compares the fair value of the reporting unit to its carrying amount to determine if there is potential impairment.

        In 2003, the Company recognized a goodwill impairment charge of $41,916 in three of its reporting units to reduce these assets to their fair value as of September 30, 2003. The implied fair value for goodwill is determined based on the fair value of assets and liabilities of the respective reporting units, in accordance with SFAS 142, based on discounted cash flows, market multiples, or appraised values as appropriate.

        Also in the third quarter of 2003 in accordance with SFAS 144, the Company determined that certain intangible assets acquired in May 1998 were impaired, and the Company recorded a charge of $802 to two of its reporting units in order to record these assets at fair value. Fair market value was determined based upon discounted cash flows.

        Based upon the SFAS 144 study performed, the Company changed its estimate for the amortization period of customer contracts from a weighted average useful life of 19 years to 15 years in the third quarter of 2003. This change in estimate has been recognized on a prospective basis. Other intangible assets subject to amortization were determined to have a weighted average useful life of six years. Amortization expense for intangible assets subject to amortization was $2,502, $2,897 and $3,522 for the years ended December 31, 2002, 2003 and 2004, respectively. The intangible assets not subject to amortization represent certificates of need and regulatory authority rights which have indefinite useful lives.

        Estimated annual amortization expense for each of the fiscal years ending December 31, is presented below:

2005	$3,511
2006	3,451
2007	3,234
2008	3,024
2009	2,704

6.    Other Accrued Liabilities

        Other accrued liabilities consisted of the following:

	December 31,
	2003	2004
Accrued systems rental and maintenance costs	$2,472	$3,058
Accrued site rental fees	1,795	1,796
Accrued property and sales taxes payable	7,125	8,061
Accrued self-insurance expense	3,072	4,789
Other accrued expenses	5,196	4,473

Total	$19,660	$22,177

7.    Long-Term Debt and Senior Subordinated Credit Facility

        Long-term debt consisted of the following:

	December 31,
	2003	2004
Term loan facility	$307,125	$409,875
Senior subordinated notes	260,000	153,541
Equipment debt	14,122	12,248

Long-term debt, including current portion	581,247	575,664
Less current portion	4,927	9,390

Long-term debt	$576,320	$566,274

        Bank Credit Facilities    On November 2, 1999, the Company entered into a $616,000 Credit Agreement (the "Credit Agreement") consisting of a $131,000 Tranche A Term Loan Facility, a $150,000 Tranche B Term Facility, a $185,000 Tranche C Term Loan Facilty, and a Revolving Loan Facilty. On June 11, 2002, the Company entered into a second amendment to its Credit Agreement in order to complete a $286,000 refinancing of its Tranche B and C term loan facility. Under the terms of the amended term loan facility, the Company received proceeds of $286,000 from a new Tranche C term loan facility, and used the entire amount of the proceeds to retire $145,500 and $140,500 owed under Tranche B and C of its existing term loan facility, respectively. The new Tranche C borrowing rate was decreased to the London InterBank Offered Rate ("LIBOR") plus 2.375%. The borrowing rate under the previously applicable Tranche B borrowing rate had been LIBOR plus 2.750% and the previously applicable Tranche C borrowing rate had been LIBOR plus 3.000%.

        On December 29, 2004, the Company entered into a third amendment to its Credit Agreement which revised the Tranche C term loan facility ("Tranche C1") resulting in incremental borrowings of $154,000 and decreased the maximum amount of availability under the existing revolving loan facility from $150,000 to $70,000. The proceeds from the amendment were used to complete a tender offer to retire $256,459 of the $260,000 10 3/8% Senior Subordinated Notes due 2011, as discussed below. The new Tranche C1 borrowing rate decreased to LIBOR plus 2.250%. At December 31, 2004, the Company had no borrowings outstanding and $64,800 in available borrowings under the new revolving line facility. The Company's Credit Agreement, as amended, will govern the new Tranche C1 term loan facility and the new revolving loan facility with the same security provisions and restrictive covenants which, among other things, limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances, and restrictive payments. As of December 31, 2004, the Company was in compliance with all covenants under the Credit Agreement. As noted in the maturities schedule, principal payments are required in 2006 for Tranche A and on various dates through 2011 for the new Tranche C1. Voluntary prepayments are permitted in whole or in part without premium or penalty. Interest under the term loan facility and revolving loan facility is variable based on the Company's leverage ratio and changes in specified published rates and the bank's prime lending rate.

        The weighted average interest rates on the Tranche A and new Tranche C1 term loan facilities at December 31, 2004 were 3.50% and 4.69%, respectively. The Company pays a commitment fee equal to 0.50% per annum on the undrawn portion available under the new revolving loan facility. The Company also pays variable per annum fees in respect of outstanding letters of credit. The Credit Agreement is collateralized by the Company's equity interests in its majority owned subsidiaries, partnerships and limited liability companies and its unencumbered assets, which include accounts receivable, inventory, equipment, and intellectual property.

        10 3/8% Senior Subordinated Notes    In December 2004 the Company completed a cash tender offer (the "Tender Offer") for any and all of its outstanding 10 3/8% Notes. The Company redeemed the 10 3/8% Notes at a redemption price equal to 113.856% of the principal amount, together with the accrued interest to the redemption date. The Company incurred a loss on early retirement of debt of $44,393 for the tender offer which represents the tender premium and consent payment to redeem the 10 3/8% Notes, write off of unamortized debt issuance costs related to the retired debt, and fees and expenses related to the redemption of the 10 3/8% Notes. The Company used the remaining proceeds from the amended term loan facility, proceeds from the sale of the 7 1/4% Notes described below, and existing cash to settle the tender premium and consent payment. At December 31, 2004, the Company had $3,541 remaining of the original $260,000 10 3/8% Notes. As of December 31, 2004, the Company was in compliance with all covenants contained in our 10 3/8% Notes.

        7 1/4% Senior Subordinated Notes    On December 29, 2004, the Company issued $150,000 of its 7 1/4% Senior Subordinated Notes due 2012 (the "7 1/4% Notes") in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and used the proceeds to repay a portion of its 10 3/8% Notes. The 7 1/4% Notes contain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances, and restrictive payments. The 7 1/4% Notes are unsecured senior subordinated obligations and are subordinated in right of payment to all existing and future senior debt, including bank debt, and all obligations of its subsidiaries. As of December 31, 2004, the Company was in compliance with all covenants contained in the 7 1/4% Notes.

        The maturities of long-term debt as of December 31, 2004 are as follows:

	Term Loans
			Subordinated Notes	Equipment Loans
	Tranche A	Tranche C1			Total
Year ending December 31:
2005	$—	$3,900	$—	$5,490	$9,390
2006	19,875	3,900	—	3,321	27,096
2007	—	3,900	—	1,726	5,626
2008		3,900	—	1,154	5,054
2009		3,900	—	557	4,457
Thereafter	—	370,500	153,541	—	524,041

	$19,875	$390,000	$153,541	$12,248	$575,664

        Of the Company's total indebtedness at December 31, 2004, $565,455 is an obligation of the Company and $10,209 is an obligation of the Company's consolidated subsidiaries.

8.    Stockholders' Deficit

        Earnings (Loss) Per Common Share    The following table sets forth the computation of basic and diluted earnings (loss) per share (amounts in thousands, except per share amounts):

	Year Ended December 31,
	2002	2003	2004
Numerator:
Net income (loss)	$35,939	$(31,610)	$(486)

Denominator:
Weighted-average shares—basic	47,595	47,872	48,350
Effect of dilutive securities:
Employee stock options	2,198	—	—

Weighted-average shares—diluted	49,793	47,872	48,350

Earnings (loss) per common share:
Basic	$0.76	$(0.66)	$(0.01)

Diluted	$0.72	$(0.66)	$(0.01)

        Stock Options and Awards    In December 1997, the Company adopted an employee stock option plan ("1997 Equity Plan") pursuant to which options with respect to a total of 4,685,450 shares of the Company's common stock were available for grant. Options were granted at their fair value at the date of grant. All options have 10-year terms. On November 2, 1999, in connection with the 1999 Recapitalization Merger, all options under the 1997 Equity Plan became fully vested.

        In connection with the Company's acquisition of all of the outstanding common stock of Three Rivers Holding Corporation ("Three Rivers"), the parent corporation of SMT Health Services, Inc., in 1999, outstanding employee stock options under the 1997 Three Rivers Stock Option Plan were converted into options to acquire shares of the Company's common stock. The Three Rivers stock option plan allowed for options with respect to a total of 2,825,200 shares of the Company's common stock to be available for grant. Options were granted at their fair value at the date of grant. All options have 10-year terms. On November 2, 1999, in connection with a series of transactions contemplated by an Agreement and Plan of Merger between Viewer Acquisition Corp and the Company in November 1999 (the "1999 Recapitalization Merger"), all options under the 1997 Three Rivers Stock Option Plan became fully vested.

        In connection with the 1999 Recapitalization Merger, the Company adopted an employee stock option plan (the "1999 Equity Plan") pursuant to which options with respect to a total of 6,325,000 shares of the Company's common stock will be available for grant. Options are granted with exercise prices equal to fair value of the Company's common stock at the date of grant, except as noted below. All options have 10-year terms. A portion of the options vest in equal increments over five years and a portion vest after eight years (subject to acceleration if certain financial performance targets are achieved). In November 2000, the Company granted 865,000 options to certain employees at exercise prices below the fair value of the Company's common stock, of which 35,000 options were outstanding at December 31, 2004. The exercise price of these options and the fair value of the Company's common stock on the grant date were $5.60 and $9.52 per share, respectively. For the years ended December 31, 2002, 2003 and 2004 the Company recorded non-cash stock-based compensation of $300, $72 and $48, respectively, with an offset to additional paid-in deficit.

        Under the 1999 Equity Plan, a portion of the options granted are "performance options." These options vest on the eighth anniversary of the grant date if the option holder is still an employee, but the vesting accelerates if the Company meets the operating performance targets specified in the option agreements. On June 20, 2001, the Company's compensation committee authorized the Company to amend the option agreements under its 1999 Equity Plan to reduce the performance targets for 1,899,600 performance options out of the 2,284,222 performance options outstanding. On May 18, 2004, the Company's compensation committee authorized the Company to make a second amendment to the option agreements under its 1999 Equity Plan to further reduce the performance targets for all of the 1,914,500 performance options outstanding. As a result of the amendment, if the Company achieves the reduced performance targets but does not achieve the original performance targets, and an option holder terminates employment prior to the eighth anniversary of the option grant date, the Company would be required to record a non-cash stock-based compensation charge equal to the amount by which the actual value of the shares subject to the performance option on the date of the amendment exceeded the option's exercise price. Under the first amendment, management estimates that the Company could incur an additional $100 to $500 in the aggregate of these non-cash stock-based compensation charges over the next year. Under the second amendment, management estimates that the Company could incur an additional $100 to $200 in the aggregate of these non-cash stock-based compensation charges over the next 4 1/2 years. These charges, however, may not be evenly distributed over each of those three years or over the four quarters in any one year, depending upon the timing of employee turnover and the number of shares subject to the options held by departing employees. For the year ended December 31, 2002, 2003 and 2004, the Company recorded $1,600, $1,600 and $274, respectively, in non-cash stock-based compensation as a result of the amendment.

        The following table summarizes the Company's stock option activity:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	6,528,990	$4.42
Granted	465,000	10.76
Exercised	(218,450)	2.81
Canceled	(1,346,240)	7.11

Outstanding at December 31, 2002	5,429,300	4.35
Granted	2,511,000	4.77
Exercised	(210,000)	1.10
Canceled	(2,909,420)	4.10

Outstanding at December 31, 2003	4,820,880	4.86
Granted	987,500	3.92
Exercised	(1,033,850)	3.72
Canceled	(1,085,420)	5.75

Outstanding at December 31, 2004	3,689,110	$4.67

        The following table summarizes information about all stock options outstanding at December 31, 2004:

Options Outstanding	Exercise Price	Weighted Average Remaining Contractual Life	Options Exercisable	Exercise Price
(years)
167,410	$2.04	2.8	167,410	$2.04
41,500	1.65	3.3	41,500	1.65
62,500	2.20	4.2	62,500	2.20
572,500	5.60	4.9	565,500	5.60
70,400	13.00	6.6	42,240	13.00
35,000	10.65	7.0	17,500	10.65
1,000,000	5.27	8.0	300,000	5.27
296,300	5.19	8.0	73,760	5.19
400,000	2.95	8.3	120,000	2.95
103,000	4.95	8.4	30,900	4.95
105,000	3.55	8.7	21,000	3.55
455,500	3.67	9.0	4,600	3.67
70,000	4.04	9.4	—	4.04
40,000	4.06	9.4	—	4.06
250,000	4.19	9.6	—	4.19
20,000	7.20	9.8	—	7.20

3,689,110	$4.67	7.5	1,446,910	$4.85

        Directors' Deferred Compensation Plan    Effective January 1, 2000, the Company established a Directors' Deferred Compensation Plan (the "Director Plan") for all non-employee directors. Each of the non-employee directors has elected to participate in the Director Plan and have their annual fee of $25 deferred into a stock account and converted quarterly into Phantom Shares. Upon retirement, separation from the Board of Directors, or the occurrence of a change of control, each director has the option of being paid cash or issued common stock for their Phantom Shares. For the years ended December 31, 2002, 2003 and 2004 the Company recorded additional director fees of zero, zero, and $299 respectively, with an increase to other accrued liabilities for the difference between the current fair market value and the original issuance price of the Phantom Shares. At December 31, 2003 and 2004, $591 and $946, respectively was included in other accrued liabilities relating to the Director Plan.

9.    Accumulated Other Comprehensive Income (Loss)

        During 2004, the Company entered into interest rate swap agreements, with notional amounts of $56,813, $46,813 and $48,438 to hedge the future cash interest payments associated with a portion of the Company's variable rate bank debt. These agreements mature in 2007. As of December 31, 2004, the fair value of the Company's interest rate swap agreement was an accumulated loss of $464. Under these arrangements, the Company receives three-month LIBOR and pays a fixed rate of 3.15%, 3.89%

and 3.69%, respectively. The net effect of the hedges is to record interest expense at fixed rates of 5.40%, 6.14% and 5.94%, respectively, as the debt incurs interest based on three-month LIBOR plus 2.25%. For the year ended December 31, 2004, the Company recorded a net settlement amount of $1,020. The Company has designated these swaps as cash flow hedges of variable future cash flows associated with its long-term debt. The Company recognized a loss, net of tax, of $278 based on the change in fair value of these instruments for the year ended December 31, 2004. The Company will continue to record subsequent changes in the fair value of the swaps through other comprehensive income (loss) during the period these instruments are designated as cash flow hedges.

10.    Commitments and Contingencies

        The Company has maintenance contracts with its equipment vendors for substantially all of its diagnostic imaging equipment. The contracts are between one and five years from inception and extend through the year 2006, but may be canceled by the Company under certain circumstances. The Company's total contract payments for the years ended December 31, 2002, 2003 and 2004 were $31,882, $33,598 and $35,214, respectively. At December 31, 2004, the Company had binding equipment purchase commitments totaling $22,425.

        The Company leases office and warehouse space and certain equipment under non-cancelable operating leases. The office and warehouse leases generally call for minimum monthly payments plus maintenance and inflationary increases. The future minimum payments under such leases are as follows:

Year ending December 31:
2005	$4,864
2006	4,110
2007	3,588
2008	1,850
2009	562
Thereafter	—

$14,974

        The Company's total rental expense, which includes short-term equipment rentals, for the years ended December 31, 2002, 2003 and 2004 was $12,257, $8,852 and $8,722 respectively.

        The Company has applied the disclosure provisions of FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," to its agreements that contain guarantee or indemnification clauses. These disclosure provisions expand those required by FASB Statement No. 5, "Accounting for Contingencies," by requiring a guarantor to disclose certain type of guarantees, even if the likelihood of requiring the guarantor's performance is remote. The following is a description of arrangements in which the Company is the guarantor or indemnifies a party, where we believe the likelihood of performance is remote.

        In the normal course of business, the Company has made certain guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies other parties, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims arising from a breach of representations or covenants. In addition, the Company has entered into indemnification agreements with its executive officers and directors and the Company's bylaws contain similar indemnification obligations. Under these arrangements, we are obligated to indemnify, to the fullest extent permitted under applicable law, our current or former officers and directors for various amounts incurred with respect to actions, suits or proceedings in which they were made, or threatened to be made, a party as a result of acting as an officer or director.

        It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made related to these indemnifications have been immaterial. At December 31, 2004 the Company has determined that no liability is necessary related to these guarantees and indemnities.

        The Company guarantees a portion of a loan on behalf of an unconsolidated investee under an agreement executed prior to 2002. The maximum potential future payment under this financial guarantee is $306 at December 31, 2004. The Company has not recorded an obligation for this guarantee.

        The Company from time to time is involved in routine litigation and regulatory matters incidental to the conduct of its business. The Company believes that resolution of such matters will not have a material adverse effect on its results of operations or consolidated financial position.

11.    401(k) Savings Plan

        The Company established a 401(k) Savings Plan (the "Plan") in January 1990. Effective August 1, 1998, the Plan was amended and restated in its entirety. Currently, all employees who are over 21 years of age are eligible to participate after attaining three months of service. Employees may contribute between 1% and 25% of their annual compensation. The Company matches 50 cents for every dollar of employee contributions up to 5% of their annual compensation, subject to the limitations imposed by the Internal Revenue Code. The Company may also make discretionary contributions depending on profitability. No discretionary contributions were made in 2002, 2003 or 2004. The Company incurred and charged to expense $1,488, $1,454 and $1,468 during 2002, 2003 and 2004, respectively, related to the Plan.

12.    Income Taxes

        The provision (benefit) for income taxes shown in the consolidated statements of operations consists of the following:

	Year Ended December 31,
	2002	2003	2004
Current:
Federal	$(100)	$(100)	$(5,099)
State	1,207	1,302	732

Total current	1,107	1,202	(4,367)
Deferred:
Federal	19,727	(1,635)	(1,566)
State	4,661	(1,247)	(837)

Total deferred	24,388	(2,882)	(2,403)

Total provision (benefit) for income taxes	$25,495	$(1,680)	$(6,770)

        Significant components of the Company's net deferred tax assets (liabilities) at December 31 are as follows:

	2003	2004
Basis differences in equipment	$(86,006)	$(93,985)
Basis differences in intangible assets	(5,950)	(5,621)
Net operating losses	61,795	71,932
Accounts receivable	3,534	3,027
State income taxes	4,015	3,117
Accruals not currently deductible for income tax purposes	2,024	2,739
Basis differences associated with acquired investments	(996)	(2,228)
Other	3,743	1,954

Total deferred taxes	(17,841)	(19,065)
Valuation allowance	(18,113)	(18,113)

Net deferred taxes	$(35,954)	$(37,178)

Current deferred tax asset	$15,783	$12,782
Noncurrent deferred tax liability	(51,737)	(49,960)

Net deferred taxes	$(35,954)	$(37,178)

        A reconciliation of the expected total provision (benefit) for income taxes, computed using the federal statutory rate on income (loss) is as follows:

	Year Ended December 31,
	2002	2003	2004
U.S. Federal statutory tax expense (benefit)	$20,979	$(11,989)	$(3,119)
State income taxes, net of federal benefit	3,814	454	(68)
Amortization or write-off of non-deductible goodwill	1,583	8,132	—
Performance based stock options	—	—	569
Minority interest expense	(703)	(589)	(830)
Earnings from unconsolidated investees	1,226	927	1,410
Tax settlement	—	—	(5,095)
Other	(1,404)	1,385	363

Provision (benefit) for income taxes	$25,495	$(1,680)	$(6,770)

        As of December 31, 2004, the Company had net operating loss carryforwards of approximately $194,000 and $54,000 for federal and state income tax purposes, respectively. The utilization of the majority of these net operating loss carryforwards may be subject to limitation under Section 382 of the Internal Revenue Code. These loss carryforwards will expire at various dates from 2005 through 2024. As of December 31, 2004, the Company also had alternative minimum tax credit carryforwards of $358 with no expiration date.

        The Company maintains a valuation allowance to reduce certain deferred tax assets to amounts that are, in management's estimation, more likely than not to be realized. This allowance primarily relates to the deferred tax assets established for certain state net operating loss carryforwards, as well as net operating loss carryforwards from the acquisition of Mobil Technology, Inc. ("MTI") in 1998 which are subject to limitation. Any reductions in the valuation allowance resulting from realization of the MTI net operating loss carryforwards will result in a reduction of goodwill.

        During 2004, the Company recorded a higher than statutory income tax benefit primarily due to the reversal of income tax reserves of $5,095 primarily related to the favorable outcome of examinations of its 1998 and 1999 federal income tax returns and a favorable final IRS determination related to the treatment of an income item in a federal income tax return of one of its subsidiaries.

        At December 31, 2004, $1,470 of tax contingency accruals remain as the Company feels it is probable that a liability has been incurred and the amount of the contingency can be reasonably estimated based on specific events.

13.    Quarterly Financial Data (Unaudited)

        The following table sets forth selected unaudited quarterly information for the Company's last eight fiscal quarters. This information has been prepared on the same basis as the Consolidated Financial Statements and all necessary adjustments (which consisted only of normal recurring adjustments) have been included in the amounts stated below to present fairly the results of such periods when read in conjunction with the Consolidated Financial Statements and related notes included elsewhere herein. Certain reclassifications have been made to conform to current year presentation.

	Quarter Ended
	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003
Revenues	$101,919	$104,419	$105,660	$101,555
Income (loss) before income taxes, minority interest expense and earnings from unconsolidated investee	11,439	9,387	(61,669)	6,590
Net income (loss)	6,880	5,653	(50,676)	6,533
Earnings (loss) per common share:
Basic	$0.14	$0.12	$(1.06)	$0.14
Diluted	$0.14	$0.12	$(1.06)	$0.14
	Quarter Ended
	Mar. 31, 2004	Jun. 30, 2004	Sep. 30, 2004	Dec. 31, 2004
Revenues	$105,646	$109,481	$109,760	$107,193
Income (loss) before income taxes, minority interest expense and earnings from unconsolidated investee	7,538	10,657	11,041	(38,148)
Net income (loss)	4,540	11,723	6,966	(23,715)
Earnings (loss) per common share:
Basic	$0.09	$0.24	$0.14	$(0.49)
Diluted	$0.09	$0.24	$0.14	$(0.49)

        The Company experiences seasonality in the revenues and margins generated for its services. First and fourth quarter revenues are typically lower than those from the second and third quarters. First quarter revenue is affected primarily by fewer calendar days and inclement weather, typically resulting in fewer patients being scanned during the period. Fourth quarter revenue is affected primarily by holiday and client and patient vacation schedules and inclement weather, also resulting in fewer scans during the period. The variability in margins is higher than the variability in revenues due to the fixed nature of the Company's costs.

14.    Investments in Unconsolidated Investees

        The Company has direct ownership in six investees at December 31, 2004. The Company owns between 30 percent and 50 percent of these investees, and provides management services under agreements with four of these investees, expiring at various dates through 2024. These investees are accounted for under the equity method since the Company does not exercise control over the operations of these investees.

        Set forth below is certain financial data of these investees (amounts in thousands):

	Decmber 31,
	2002	2003	2004
Combined Balance Sheet Data:
Current assets	$5,025	$6,321	$15,342
Noncurrent assets	20,144	20,596	24,740
Current liabilities	5,253	6,382	9,136
Noncurrent liabilities	12,706	11,259	11,763
	Years Ended December 31,
	2002	2003	2004
Combined Operating Results:
Revenues	$29,609	$34,921	$30,799
Expenses	22,549	29,279	22,061
Net income	7,060	5,642	8,738
Equity in earnings of unconsolidated investees	3,503	2,649	4,029

15.    Related-Party Transactions

        The Company recorded management fees payable to Kohlberg Kravis Roberts & Co ("KKR") of $650 in 2002, 2003 and 2004, and will continue to receive financial advisory services from KKR on an ongoing basis. At December 31, 2003 and 2004, the Company has accrued $163 related to these services.

        Revenue from management agreements with unconsolidated equity investees was $6,826, $9,028 and $11,508 during 2002, 2003 and 2004, respectively.

16.    Subsequent Events

        In January 2005, the Company entered into multiple interest rate collar agreements for its variable rate bank debt. The total underlying notional amount of the debt was $178,000. Under these arrangements the Company has purchased a cap on the interest rate of 4.00% and has sold a floor of 2.25%. The Company paid a net purchase price of $1,462 for these collars which mature at various dates between January 2007 and January 2008.

 ALLIANCE IMAGING, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands)

	December 31, 2004	March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$20,721	$9,100
Accounts receivable, net of allowance for doubtful accounts	50,146	49,110
Deferred income taxes	12,782	13,579
Prepaid expenses and other current assets	3,082	3,214
Other receivables	3,323	4,747

Total current assets	90,054	79,750
Equipment, at cost	727,232	722,533
Less accumulated depreciation	(373,721)	(376,441)

Equipment, net	353,511	346,092
Goodwill	122,992	122,992
Other intangible assets, net	28,249	27,452
Deferred financing costs, net	9,264	8,822
Other assets	18,128	22,896

Total assets	$622,198	$608,004

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$20,518	$13,320
Accrued compensation and related expenses	15,661	13,714
Accrued interest payable	717	5,751
Income taxes payable	865	831
Other accrued liabilities	22,177	23,097
Current portion of long-term debt	9,390	9,433

Total current liabilities	69,328	66,146
Long-term debt, net of current portion	412,733	386,405
Senior subordinated notes	153,541	153,541
Minority interests and other liabilities	4,164	3,382
Deferred income taxes	49,960	55,918

Total liabilities	689,726	665,392
Commitments and contingencies (Note 11)
Stockholders' deficit:
Common stock	490	492
Additional paid-in deficit	(15,798)	(14,540)
Accumulated comprehensive (loss) income	(278)	2,467
Accumulated deficit	(51,942)	(45,807)

Total stockholders' deficit	(67,528)	(57,388)

Total liabilities and stockholders' deficit	$622,198	$608,004

See accompanying notes.

 ALLIANCE IMAGING, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Unaudited)

(in thousands, except per share amounts)

	Quarter Ended March 31,
	2004	2005
Revenues	$105,646	$105,964
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	53,272	53,936
Selling, general and administrative expenses	12,168	11,686
Employment agreement costs	305	274
Depreciation expense	20,845	20,463
Amortization expense	876	881
Interest expense, net of interest income	10,608	9,061
Other expense and (income), net	34	(332)

Total costs and expenses	98,108	95,969

Income before income taxes, minority interest expense amd earnings from unconsolidated investees	7,538	9,995
Income tax expense	3,106	4,132
Minority interest expense	785	412
Earnings from unconsolidated investees	(893)	(684)

Net income	$4,540	$6,135

Comprehensive income, net of taxes:
Net income	$4,540	$6,135
Unrealized gain on hedging transactions, net of taxes	—	2,745

Comprehensive income	$4,540	$8,880

Earnings per common share:
Basic	$0.09	$0.12

Diluted	$0.09	$0.12

Weighted average number of shares of common stock and common stock equivalents:
Basic	47,968	49,132
Diluted	48,311	50,312

See accompanying notes.

 ALLIANCE IMAGING, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Quarter Ended March 31,
	2004	2005
Operating activities:
Net income	$4,540	$6,135
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	444	403
Non-cash stock-based compensation	98	63
Depreciation and amortization	21,721	21,344
Amortization of deferred financing costs	759	514
Distributions (less than) greater than equity in undistributed income of investees	(502)	175
Deferred income taxes	5,215	3,922
Loss (gain) on sale of assets	35	(332)
Changes in operating assets and liabilities:
Accounts receivable	(5,744)	633
Prepaid expenses and other current assets	365	(132)
Other receivables	(14)	(1,424)
Other assets	(627)	(913)
Accounts payable	(43)	(7,198)
Accrued compensation and related expenses	2,064	(1,947)
Accrued interest payable	6,705	5,034
Income taxes payable	(2,618)	(34)
Other accrued liabilities	3,016	920
Minority interests and other liabilities	492	(65)

Net cash provided by operating activities	35,906	27,098
Investing activities:
Equipment purchases	(27,495)	(13,500)
Decrease (increase) in deposits on equipment	2,025	(255)
Proceeds from sale of assets	50	788

Net cash used in investing activities	(25,420)	(12,967)

Financing activities:
Principal payments on equipment debt	(1,267)	(1,285)
Principal payments on term loan facility	—	(25,000)
Payments of debt issuance costs	(50)	(72)
Proceeds from exercise of employee stock options	56	605

Net cash used in financing activities	(1,261)	(25,752)

Net increase (decrease) in cash and cash equivalents	9,225	(11,621)
Cash and cash equivalents, beginning of period	20,931	20,721

Cash and cash equivalents, end of period	$30,156	$9,100

Supplemental disclosure of cash flow information:
Interest paid	$3,167	$3,601
Income taxes paid, net of refunds	509	244
Supplemental disclosure of non-cash investing and financing activities:
Net book value of assets exchanged	$223	$1,824
Comprehensive income from hedging transactions, net of taxes	—	2,745

See accompanying notes.

 ALLIANCE IMAGING, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005

(Unaudited)

(Dollars in thousands, except per share amounts)

1.    Basis of Presentation, Principles of Consolidation, and Use of Estimates

        Basis of Presentation—The accompanying unaudited condensed consolidated financial statements have been prepared by Alliance Imaging, Inc. (the "Company") in accordance with accounting principles generally accepted in the United States of America and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the quarter ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2004.

        Principles of Consolidation—The accompanying unaudited condensed consolidated financial statements of the Company include the assets, liabilities, revenues and expenses of all majority owned subsidiaries over which the Company exercises control. Intercompany transactions have been eliminated. Investments in non-consolidated affiliates are accounted for under the equity method.

        Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.    Stock-Based Compensation

        The Company accounts for stock-based compensation awards using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and its related interpretations. Other than the awards discussed in Note 7, all other employee stock-based awards were granted with an exercise price equal to the market value of the underlying common stock on the date of grant and no compensation cost is reflected in net income from operations for those awards.

        Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") as amended by SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," requires presentation of pro forma information regarding net income and earnings per share determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the first quarter of 2004 and first quarter of 2005, respectively: risk-free interest rates of 3.02% and 3.78%; no dividend yield; volatility factors of the expected market price of the Company's common stock of 60.7% and 52.6%; and a weighted-average expected life of the options of 5.19 years and 5.45 years. The weighted-average fair value of options granted during the first quarter of 2004 and 2005 is $2.01 and $6.11, respectively.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' expected vesting period. Had compensation cost for the Company's stock option plan been determined based on the estimated fair value at the grant dates for awards under the plan consistent with the fair value method of SFAS 123 utilizing the Black-Scholes option-pricing model, the Company's net income and basic and diluted earnings per share for the quarters ended March 31, would have approximated the pro forma amounts indicated below:

	Quarter Ended March 31,
	2004	2005
Net income:
As reported	$4,540	$6,135
Add: Stock-based compensation expense included in reported net income, net of related tax effects	58	38
Deduct: Stock-based compensation expense determined under fair value based method, net of related tax effects	(318)	(371)

Pro forma net income	$4,280	$5,802

Basic earnings per share:
As reported	$0.09	$0.12

Pro forma	0.09	0.12

Diluted earnings per share:
As reported	$0.09	$0.12

Pro forma	0.09	0.12

3.    Recent Accounting Pronouncements

        Other-Than-Temporary Impairment—In January 2003, the Financial Accounting Standards Board ("FASB") issued Emerging Issues Task Force 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). This guidance clarifies when an investment accounted for in accordance with APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," and SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. We adopted the disclosure requirements of EITF 03-01, however the recognition and measurement provisions of the standard have been deferred.

        Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets" ("SFAS 153"), which is an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," ("APB 29"). This statement addresses the measurement of exchanges of nonmonetary assets, and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets as defined in paragraph 21(b) of APB 29, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company believes the adoption of SFAS 153 will not have a material impact on its consolidated financial position or results of operations.

        Share Based Payment—In December 2004, the FASB issued SFAS 123(R) (revised December 2004), "Share-Based Payment", which is a revision of SFAS 123 and supersedes APB No. 25. This statement requires that the fair value at the grant date resulting from all share-based payment transactions be recognized in the financial statements. Further, SFAS 123(R) requires entities to apply a fair-value based measurement method in accounting for these transactions. This value is recorded over the vesting period. This statement is effective for the first fiscal year beginning after June 15, 2005. The Company is currently evaluating the provisions of SFAS 123(R) and the impact on its consolidated financial position and results of operations.

4.    Goodwill and Intangible Assets

        Changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2004	$122,992
Additions to goodwill during the period	—

Balance at March 31, 2005	$122,992

        Intangible assets consisted of the following:

	December 31, 2004			March 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net
Amortizing intangible assets:
Customer contracts	$40,426	$(15,528)	$24,898	$40,363	$(16,226)	$24,137
Other	3,272	(2,010)	1,262	2,623	(1,403)	1,220

Total amortizing intangible assets	$43,698	$(17,538)	$26,160	$42,986	$(17,629)	$25,357

Intangible assets not subject to amortization			$2,089			$2,095

Total other intangible assets			$28,249			$27,452

        The Company reviews the recoverability of the carrying value of goodwill on an annual basis or more frequently when an event occurs or circumstances change to indicate an impairment of these assets has possibly occurred. Goodwill is allocated to the Company's various reporting units which represent the Company's geographical regions. The Company compares the fair value of the reporting unit to its carrying amount to determine if there is potential impairment. The implied fair value for goodwill is determined based on the fair value of assets and liabilities of the respective reporting units, in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," based on discounted cash flows, market multiples, or appraised values as appropriate.

        Amortization expense for intangible assets subject to amortization was $876 and $881 for the quarters ended March 31, 2004 and 2005, respectively. The intangible assets not subject to amortization represent certificate of needs and regulatory authority rights which have indefinite useful lives.

        Estimated annual amortization expense for each of the fiscal years ending December 31, is presented below:

2005	$3,520
2006	3,461
2007	3,245
2008	3,034
2009	2,715

5.    Other Accrued Liabilities

        Other accrued liabilities consisted of the following:

	December 31, 2004	March 31, 2005
Accrued systems rental and maintenance costs	$3,058	$3,883
Accrued site rental fees	1,796	1,532
Accrued property and sales taxes payable	8,061	7,977
Accrued self-insurance expense	4,789	5,123
Other accrued expenses	4,473	4,582

Total	$22,177	$23,097

6.    Long-Term Debt and Senior Subordinated Credit Facility

        Long-term debt consisted of the following:

	December 31, 2004	March 31, 2005
Term loan facility	$409,875	$384,875
Senior subordinated notes	153,541	153,541
Equipment debt	12,248	10,963

Long-term debt, including current portion	575,664	549,379
Less current portion	9,390	9,433

Long-term debt	$566,274	$539,946

7.    Non-Cash Stock-Based Compensation

        In November 2000, the Company granted stock options to certain employees at exercise prices below the fair value of the Company's common stock, of which 35,000 options were outstanding at March 31, 2005. The exercise prices of these options and the fair value of the Company's common stock on the grant date were $5.60 and $9.52 per share, respectively. Compensation expense of $39 will be recognized on a straight-line basis over the remaining vesting period of the options. The Company recorded non-cash stock-based compensation of $18 and $6, respectively, for the quarters ended March 31, 2004 and 2005, with an offset to paid-in-capital deficit.

        On June 20, 2001, the Company's compensation committee authorized the Company to amend the option agreements under its 1999 Equity Plan to reduce the performance targets for 1,899,600 performance options out of the 2,284,000 performance options outstanding. On May 18, 2004, the Company's compensation committee authorized the Company to make a second amendment to the option agreements under its 1999 Equity Plan to further reduce the performance targets for all of the 1,914,500 performance options outstanding. These options vest on the eighth anniversary of the grant date if the option holder is still an employee, but the vesting accelerates if the Company meets the operating performance targets specified in the option agreements. As a result of the amendments, if the Company achieves the reduced performance targets but does not achieve the previous performance targets, and an option holder terminates employment prior to the eighth anniversary of the option grant date, the Company would be required to record a non-cash stock-based compensation charge equal to the amount by which the actual value of the shares subject to the performance option on the date of the respective amendment exceeded the option's exercise price. Under the first amendment, management estimates that the Company could incur an additional $100 to $400 in the aggregate of these non-cash stock-based compensation charges over the next 9 months. Under the second amendment, management estimates that the Company could incur an additional $100 to $200 in the aggregate of these non-cash stock-based compensation charges over the next 4 1/4 years. These charges, however, may not be evenly distributed over each of these respective periods or over the four quarters in any one year, depending upon the timing of employee turnover and the number of shares subject to the options held by departing employees. For the quarters ended March 31, 2004 and 2005, the Company recorded $80 and $57, respectively, in non-cash stock-based compensation as a result of these amendments. Non-cash stock-based compensation is included as a component of selling, general and administrative expenses.

8.    Derivatives

        In the second quarter of 2004, the Company entered into interest rate swap agreements, with notional amounts of $56,813, $46,813 and $48,438 to hedge the future cash interest payments associated with a portion of the Company's variable rate bank debt. These agreements are three years in length and mature in 2007. As of March 31, 2005, the fair value of the Company's interest rate swap agreements was an accumulated income of $1,970. Under these arrangements, the Company receives three-month London Interbank Offered Rate ("LIBOR") and pays a fixed rate of 3.15%, 3.89% and 3.69%, respectively. The net effect of the hedges is to record interest expense at fixed rates of 5.40%, 6.14% and 5.94%, respectively, as the debt incurs interest based on three-month LIBOR plus 2.25%. For the quarter ended March 31, 2005, the Company recorded a net settlement amount of $478. The Company has designated these swaps as cash flow hedges of variable future cash flows associated with its long-term debt. The Company recognized a gain, net of tax, of $1,460 based on the change in fair value of these instruments for the quarter ended March 31, 2005. The Company will continue to record subsequent changes in the fair value of the swaps through comprehensive income during the period these instruments are designated as hedges.

        In the first quarter of 2005, the Company entered into multiple interest rate collar agreements for its variable rate bank debt. The total underlying notional amount of the debt was $178,000. Under these arrangements the Company has purchased a cap on the interest rate of 4.00% and has sold a floor of 2.25%. The Company paid a net purchase price of $1,462 for these collars. These agreements are two and three years in length and mature at various dates between January 2007 and January 2008. For the quarter ended March 31, 2005, the Company did not record any net settlement amount. The Company has designated these collars as cash flow hedges of variable future cash flows associated with its long-term debt. For the quarter ended March 31, 2005 the Company recognized a gain, net of tax, of $1,285 based on the change in fair value of these instruments. The Company will record subsequent changes in the fair value of the collars through comprehensive income during the period these instruments are designated as hedges.

        The Company accounts for derivative instruments and hedging activities in accordance with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Actvities" ("SFAS 133") and Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Hedging Actvities" (SFAS 138"), an amendment of SFAS 133. On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure. The Company does not enter into derivative instruments that do not qualify as cash flow hedges as described in SFAS 133 and SFAS 138. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the firm commitment or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships, both at the hedge inception and on an ongoing basis, in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated or exercised, (iii) when the derivative is designated as a hedge instrument, because it is probable that the forecasted transaction will not occur, (iv) because a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. The Company's derivatives are recorded on the balance sheet at their fair value. For derivatives accounted for as cash flow hedges any unrealized gains or losses on fair value are included in comprehensive income (loss), net of tax.

9.    Income Taxes

        For the quarter ended March 31, 2004 and 2005, the Company recorded a provision for income taxes of $3,106 and $4,132, or 40.6% and 40.2% of the Company's pretax income, respectively. The Company's effective tax rate was higher than statutory rates primarily as a result of state income taxes.

10.    Earnings Per Common Share

        The following table sets forth the computation of basic and diluted earnings per share (amounts in thousands, except per share amounts):

	Quarter Ended March 31,
	2004	2005
Numerator:
Net income	$4,540	$6,135

Denominator:
Denominator for basic earnings per share-weighted-average shares	47,968	49,132
Effect of dilutive securities:
Employee stock options	343	1,180

Denominator for diluted earnings per share-adjusted weighted-average shares	48,311	50,312

Earnings per common share:
Basic	$0.09	$0.12

Diluted	$0.09	$0.12

Stock options excluded from the computation of diluted per share amounts:
Weighted-average shares for which the exercise price exceeds average market price of common stock	3,516	769
Average exercise price per share that exceeds average market price of common stock	$6.36	$12.40

11.    Commitments and Contingencies

        The Company has applied the disclosure provisions of FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," to its agreements that contain guarantee or indemnification clauses. These disclosure provisions expand those required by FASB Statement No. 5, "Accounting for Contingencies," by requiring a guarantor to disclose certain type of guarantees, even if the likelihood of requiring the guarantor's performance is remote. The following is a description of arrangements in which the Company is the guarantor or indemnifies a party.

        In the normal course of business, the Company has made certain guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies other parties, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims arising from a breach of representations or covenants. In addition, the Company has entered into indemnification agreements with its executive officers and directors and the Company's bylaws contain similar indemnification obligations. Under these arrangements, we are obligated to indemnify, to the fullest extent permitted under applicable law, our current or former officers and directors for various amounts incurred with respect to actions, suits or proceedings in which they were made, or threatened to be made, a party as a result of acting as an officer or director.

        It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made related to these indemnifications have been immaterial. At March 31, 2005 the Company has determined that no liability is necessary related to these guarantees and indemnities.

        The Company guarantees a portion of a loan on behalf of an unconsolidated investee under an agreement executed prior to 2002. The maximum potential future payment under this financial guarantee is $280 at March 31, 2005. The Company has not recorded an obligation for this guarantee.

        On May 5, 2005, the Company was served with a complaint filed in Alameda County Superior Court alleging wage claims on behalf of a putative class of an estimated 350 former and current California employees of Alliance Imaging. In Linda S. Jones, et al. v. Alliance Imaging, Inc., et al., the plaintiffs allege violations of California's wage, meal period, and break time laws and regulations. Plaintiffs seek recovery of unspecified economic damages, statutory penalties, punitive damages, attorneys' fees and costs of suit. The Company is currently evaluating the allegations of the complaint and is unable to predict the likely timing or outcome of this lawsuit.

        The Company from time to time is also involved in other litigation and regulatory matters incidental to the conduct of its business. The Company believes that resolution of such matters will not have a material adverse effect on its consolidated results of operations or financial position.

12.    Investments in Unconsolidated Investees

        The Company has direct ownership in six investees at March 31, 2005. The Company owns between 30 percent and 50 percent of these investees, and provides management services under agreements with four of these investees, expiring at various dates through 2024. These investees are accounted for under the equity method since the Company does not exercise control over the operations of these investees.

        Set forth below is certain financial data of these investees (amounts in thousands):

	March 31,
	2004	2005
Combined Balance Sheet Data:
Current assets	$7,512	$14,518
Noncurrent assets	19,028	24,361
Current liabilites	6,053	3,192
Noncurrent liabilites	9,931	16,848
	Quarters Ended March 31,
	2004	2005
Combined Operating Results:
Revenues	$6,830	$7,828
Expenses	4,911	6,164
Net income	1,919	1,664
Equity in earnings of unconsolidated investees	893	684

13.    Related-Party Transactions

        The Company recorded management fees payable to Kohlberg Kravis Roberts & Co ("KKR") of $163 for each of the quarters ended March 31, 2004 and 2005, and will continue to receive financial advisory services from KKR on an ongoing basis. At March 31, 2004 and 2005, the Company has accrued $163 related to these services.

        Revenue from management agreements with unconsolidated equity investees was $2,755 and $3,706 for the quarters ended March 31, 2004 and 2005, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Alliance-HNI, L.L.C.

        We have audited the accompanying consolidated balance sheets of Alliance-HNI, L.L.C. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income, changes in members' capital and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alliance-HNI, L.L.C and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Costa Mesa, California
April 15, 2005

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,841,000	$840,000
Accounts receivable, net of allowance for doubtful accounts of $543,000 in 2004 and $103,000 in 2003	3,620,000	3,259,000
Other current assets	335,000	412,000

Total current assets	5,796,000	4,511,000

PROPERTY AND EQUIPMENT—At cost:
Land	40,000	40,000
Equipment	27,390,000	21,588,000
Less accumulated depreciation	(9,415,000)	(6,684,000)

Property and equipment—net	18,015,000	14,944,000
EQUIPMENT DEPOSITS	—	155,000
INVESTMENT IN UNCONSOLIDATED INVESTEES	21,000	25,000
INVESTMENT IN DIRECT FINANCING LEASE, net of unearned income of $70,000 in 2004 and $85,000 in 2003	881,000	1,071,000
OTHER ASSETS, Net of accumulated amortization of $20,000 in 2004 and $230,000 in 2003	390,000	282,000

TOTAL	$25,103,000	$20,988,000

LIABILITIES AND MEMBERS' CAPITAL
CURRENT LIABILITIES:
Accounts payable	$98,000	$75,000
Accrued equipment payments	1,700,000	—
Other liabilities	970,000	1,042,000
Current portion of long-term debt and capital lease obligations	5,111,000	3,662,000

Total current liabilities	7,879,000	4,779,000
INTEREST RATE SWAP	65,000	190,000
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS—Net of current portion	7,251,000	8,508,000

Total liabilities	15,195,000	13,477,000
COMMITMENTS AND CONTINGENCIES (Note 4)
MEMBERS' CAPITAL	9,908,000	7,511,000

TOTAL	$25,103,000	$20,988,000

See accompanying notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
REVENUES	$23,210,000	$18,141,000	$14,545,000

COSTS AND EXPENSES:
Cost of revenues, excluding depreciation and amortization	12,016,000	8,703,000	6,602,000
Selling, general and administrative expenses	970,000	277,000	411,000
Depreciation expense	2,731,000	2,510,000	1,791,000
Amortization expense	7,000	13,000	13,000
Interest expense—net	479,000	641,000	635,000
Other (income) and expense—net	1,000	(2,000)	22,000

Total costs and expenses	16,204,000	12,142,000	9,474,000

Income before (earnings) losses from unconsolidated investee	7,006,000	5,999,000	5,071,000
(Earnings) losses from unconsolidated investee	4,000	3,000	(4,000)

NET INCOME	$7,002,000	$5,996,000	$5,075,000

COMPREHENSIVE INCOME:
Net income	$7,002,000	$5,996,000	$5,075,000
Comprehensive income—change in fair value of derivative instruments	125,000	180,000	2,000

COMPREHENSIVE INCOME	$7,127,000	$6,176,000	$5,077,000

See accompanying notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Members' Capital	Cumulative Earnings	Cumulative Distributions	Accumulated Comprehensive Loss	Total
MEMBERS' CAPITAL—January 1, 2002	$130,000	$28,173,000	$(22,973,000)	$(372,000)	$4,958,000
Net income		5,075,000			5,075,000
Comprehensive income				2,000	2,000
Distributions to members			(4,400,000)		(4,400,000)

MEMBERS' CAPITAL—December 31, 2002	130,000	33,248,000	(27,373,000)	(370,000)	5,635,000
Net income		5,996,000			5,996,000
Comprehensive income				180,000	180,000
Distributions to members			(4,300,000)		(4,300,000)

MEMBERS' CAPITAL—December 31, 2003	130,000	39,244,000	(31,673,000)	(190,000)	7,511,000
Net income		7,002,000			7,002,000
Comprehensive income				125,000	125,000
Distributions to members			(4,730,000)		(4,730,000)

MEMBERS' CAPITAL—December 31, 2004	$130,000	$46,246,000	$(36,403,000)	$(65,000)	$9,908,000

See accompanying notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,002,000	$5,996,000	$5,075,000
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	558,000	—	—
Depreciation and amortization	2,738,000	2,523,000	1,804,000
Equity in earnings of partnerships	(4,000)	(3,000)	4,000
(Gain) loss on sale of equipment	1,000	(2,000)	22,000
Changes in operating assets and liabilities:
Accounts receivable	(919,000)	(1,368,000)	(164,000)
Other current assets	77,000	(136,000)	(127,000)
Other assets	187,000	29,000	(29,000)
Accounts payable	23,000	(101,000)	(41,000)
Other liabilities	(72,000)	580,000	(488,000)

Net cash provided by operating activities	9,591,000	7,518,000	6,056,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(4,103,000)	(200,000)	(3,087,000)
Proceeds from sale of equipment	—	19,000	469,000
Payments for certificates of need and construction costs	(104,000)	(85,000)	(76,000)
Decrease in deposits on equipments	155,000	—	—

Net cash used in investing activities	(4,052,000)	(266,000)	(2,694,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on long-term debt	(3,804,000)	(3,440,000)	(1,963,000)
Proceeds from long-term debt	3,996,000	—	2,488,000
Distributions to members	(4,730,000)	(4,300,000)	(4,400,000)

Net cash used in financing activities	(4,538,000)	(7,740,000)	(3,875,000)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,001,000	(488,000)	(513,000)
CASH AND CASH EQUIVALENTS—Beginning of year	840,000	1,328,000	1,841,000

CASH AND CASH EQUIVALENTS—End of year	$1,841,000	$840,000	$1,328,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for interest	$566,000	$641,000	$650,000

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Capital lease obligations for the acquisition of equipment	$—	$5,949,000	$—

Investment in direct financing lease of previously capitalized leased equipment	$—	$1,095,000	$—

Change in fair market value of derivative instrument	$125,000	$180,000	$2,000

Accrued liability for acquisition of equipment	$1,700,000	$—	$—

See accompanying notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

1.    ORGANIZATION

        Alliance-HNI, L.L.C. (the "Company") was originally formed under the name of MCIC-HNI as a general partnership on September 10, 1986, with the execution of a Joint Venture Agreement between Medical Consultants Imaging, Co. ("MCIC") and Hospital Network, Inc. ("HNI"). The Joint Venture Agreement was amended from time to time, and on November 20, 1997, MCIC-HNI converted into a limited liability company with no interruption of its legal existence. The Articles of Organization of the Company, which provide for perpetual existence, were amended effective October 1, 1998 to change the name of the Company to its current name. The Company provides magnetic resonance imaging (MRI), positron emission tomography/computed tomography ("PET/CT") and computed tomography ("CT") services to hospitals in the State of Michigan under the assumed name of Alliance-HNI Health Care Services.

        MCIC, an Ohio partnership, and HNI, a Michigan corporation, were the joint venture partners, each contributing initial capital of $65,000 for a 50% interest in the joint venture. Alliance Imaging, Inc. ("Alliance") purchased MCIC on November 21, 1997 and, therefore, acquired MCIC's interest in the joint venture.

        Alliance-HNI Leasing Co. ("L.L.C.") was originally formed under the name of MCIC-HNI Leasing Co., L.L.C. On October 2, 1996, the Company formed the L.L.C., a related company, in which it holds a 98% interest. The remaining 2% is owned equally by Alliance and HNI, the previously mentioned joint venture partners. The Articles of Organization of the L.L.C. were amended effective October 6, 1999 to change the name of the company to its current name. The Company's allocation of the L.L.C.'s net income for the years ended December 31, 2004, 2003 and 2002 was $130,000, $117,000 and $94,000, respectively, and is included in the Company's consolidated statements of operations for the years ended at December 31, 2004, 2003 and 2002. At December 31, 2004, 2003 and 2002, the minority interest equity was $459,000, $329,000 and $212,000, respectively, and is included in members' capital. The L.L.C. is organized as a limited liability company to provide MRI, PET/CT and CT diagnostic imaging equipment to hospitals and outpatient clinics in the State of Michigan.

        On December 11, 2001, the Company formed Diagnostic Imaging Associates-April, L.L.C. ("DIAA"), a related company, in which it holds a 28.57% interest. The Company's investment earnings (loss) from DIAA for the years ended December 31, 2004, 2003 and 2002 was ($4,000), ($3,000) and $4,000, respectively. The Company accounts for its investment in DIAA under the equity method. DIAA is organized as a limited liability company to provide MRI diagnostic imaging equipment to its members.

2.    SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation—The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and L.L.C. Intercompany balances have been eliminated in consolidation.

        Cash and Cash Equivalents—The Company considers short-term investments with original maturities of three months or less to be cash equivalents.

        Revenues and Accounts Receivable—The majority of the Company's revenues are derived from healthcare providers and are primarily for imaging services. The Company also generates revenue from management contracts. All revenue is recognized at the time the delivery of imaging service has occurred and collectibility is reasonably assured. Substantially all of the Company's trade accounts receivable are due from hospitals located in Michigan. Revenues from the Company's largest customer accounted for 6%, 9% and 10% of net revenues in 2004, 2003 and 2002, respectively. Trade accounts receivable from the largest customer aggregated 8% and 9% of total trade accounts receivable at December 31, 2004 and 2003, respectively. The Company also has other receivables from revenue generated from management contracts. Revenues from management contracts at December 31, 2004, 2003, and 2002 accounted for 16%, 10%, and 12% of total net revenues. At December 31, 2004 and 2003 other receivables from management contracts totaled $1,100,000, and $548,000, respectively. The largest other receivable from management contracts was from DIAA, which aggregated 56% and 37% of total other receivables at December 31, 2004 and 2003, respectively. The Company performs credit evaluations of its customers and generally does not require collateral.

        Concentration of Credit Risk—Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents and trade receivables. The Company invests available cash in money market securities of high credit quality financial institutions. At December 31, 2004 and 2003, cash in excess of federally insured limits amounted to approximately $1,641,000 and $640,000, respectively. At December 31, 2004 and 2003, the Company's accounts receivable were primarily from clients in the healthcare industry. The Company also has other receivables from revenue generated from management contracts. At December 31, 2004, the Company has a bad debt allowance of $518,000 for two management contracts for billings which have been deemed uncollectible. To reduce credit risk, the Company performs periodic credit evaluations of its clients but does not generally require advance payments or collateral. Credit losses to clients in the healthcare industry have not been material.

        Equipment—Equipment is stated at cost and is generally depreciated to estimated residual value using the straight-line method over initial estimated lives of three to seven years. Routine maintenance and repairs are charged to expense as incurred. Major repairs and purchased software and hardware upgrades, which extend the life of, or add value to, the equipment, are capitalized and depreciated over the remaining useful life.

        Other Assets—At December 31, 2004 and 2003, other assets included costs incurred to obtain Certificates of Need and to secure MRI service agreements with hospitals. These costs are amortized on a straight-line basis over the length of the specific hospital service contracts, which extend over three to five years. The net unamortized balance of these costs was $390,000 and $280,000 at December 31, 2004 and 2003, respectively. In addition, at December 31, 2003, other assets included $18,000 of construction allowances provided by Alliance-HNI, L.L.C. to hospitals in conjunction with entering into a service contract. The allowances are provided to offset the cost of installing service pads at the hospitals to facilitate installation of the Company's MRI equipment. These allowances are capitalized at the inception of the service contracts and amortized on a straight-line basis over the length of the related contracts, which extend over three to five years. The net unamortized balance of these costs was $0 and $1,000 at December 31, 2004 and 2003, respectively.

        Long-Lived Assets—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is performed at the lowest level at which net cash flows can be directly attributable to long-lived assets and is performed on an undiscounted basis. For any assets identified as impaired, the Company measures the impairment as the amount by which the carrying value of the asset exceeds the fair value of the asset. In estimating the fair value of the asset, management utilizes a valuation technique based on the present value of expected future cash flows.

        Income Taxes—The Company is a limited liability company whereby its income is included in the taxable income of the members; therefore, no provision has been made for income taxes in the accompanying consolidated financial statements.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Reclassifications—Certain prior year amounts have been reclassified to conform to the 2004 presentation.

        Derivatives—The Company accounts for derivative instruments and hedging activities in accordance with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities" (SFAS 138"), an amendment of SFAS 133. On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure. The Company does not enter into derivative instruments that do not qualify as cash flow hedges as described in SFAS 133 and SFAS 138. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the firm commitment or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships, both at the hedge inception and on an ongoing basis, in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated or exercised, (iii) when the derivative is designated as a hedge instrument, because it is probable that the forecasted transaction will not occur, (iv) because a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. The Company's derivatives are recorded on the balance sheet at their fair value. For derivatives accounted for as cash flow hedges any unrealized gains or losses on fair value are included in other comprehensive income net of tax.

        Recent Accounting Pronouncements—In January 2003, the FASB issued EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). This guidance clarifies when an investment accounted for in accordance with APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," and SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. We adopted the disclosure requirements of EITF 03-01, however the recognition and measurement provisions of the standard have been deferred.

        In November 2003, the FASB issued EITF 03-16, "Accounting for Investments in Limited Liability Companies" ("EITF 03-16"). This issue states that an investment in a limited liability company ("LLC") that maintains a "specific ownership account" for each investor, similar to a partnership capital account structure, should be viewed as similar to an investment in a limited partnership for purposes of determining whether a noncontrolling investment in an LLC should be accounted for using the cost method or the equity method. Therefore, the provisions of Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures," and related guidance, including Topic No. D-46, "Accounting for Limited Partnership Investments," also apply to such LLCs. EITF 03-16 is effective for reporting periods beginning after June 15, 2004. The adoption of EITF 03-16 did not have a material impact on the Company's consolidated financial position or results of operations.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets" ("SFAS 153"), which is an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," ("APB 29"). This statement addresses the measurement of exchanges of nonmonetary assets, and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets as defined in paragraph 21(b) of APB 29, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company believes the adoption of SFAS 153 will not have a material impact on its consolidated financial position or results of operations.

3.    LONG-TERM DEBT

        Long-term debt consists of the following at December 31:

	2004	2003
Notes payable to National City Bank, due in various installments through January 2010, at interest rates between 3.99% and 8.72% per annum	$10,768,000	$4,858,000
Capital lease obligations payable to lessor, due in various installments through June 2008, at an imputed interest rate of 4.11%	1,594,000	7,312,000

Long-term debt, including current maturities	12,362,000	12,170,000
Less current maturities	5,111,000	3,662,000

Long-term debt	$7,251,000	$8,508,000

        The notes payable to the bank are collateralized by equipment with an aggregate book value of $16,953,000. The notes contain restrictive covenants which limit distributions based on cash flow coverage, require a minimum net worth, a minimum current ratio and a maximum debt to EBITDA ratio. The Company is in compliance with these covenants at December 31, 2004.

        Maturities of the notes payable as of December 31, 2004 are as follows:

Year Ending December 31
2005	$4,679,000
2006	3,291,000
2007	1,910,000
2008	670,000
2009	218,000

$10,768,000

        Maturities of the capital lease obligations as of December 31, 2004 are as follows:

Year Ending December 31
2005	$490,000
2006	490,000
2007	490,000
2008	244,000

Total capital lease payments	1,714,000
Less amount representing interest	(120,000)

Present value of future minimum capital lease payments	$1,594,000

4.    COMMITMENTS AND CONTINGENCIES

        The Company has one 36-month operating lease for tractor equipment and a programmed maintenance contract to service this tractor as of December 31, 2004. Future minimum rental payments under this agreement at December 31, 2004 are as follows:

2005	$3,000

        Rent expense, which includes short-term equipment rentals, for the years ended December 31, 2004, 2003 and 2002 aggregated $2,405,000, $1,136,000 and $963,000, respectively.

5.    ACCUMULATED COMPREHENSIVE INCOME

        The Company has entered into two interest rate swap agreements, which are stated at fair value. The first agreement terminated in 2003, along with the associated debt agreement. The second agreement has a notional amount of $2,130,000 as of December 31, 2004. This agreement terminates in 2006, along with the associated debt agreement. Under these arrangements, the Company receives the one-month London InterBank Offered Rate ("LIBOR") and pays a fixed rate of 6.25% and 6.97%, respectively. The net effect of the hedges was to record interest expense at fixed rates of 7.92% and

8.72%, respectively, as the debt incurs interest based on one-month LIBOR plus 1.67% and 1.75%, respectively. For the year ended December 31, 2004, 2003 and 2002 the Company recorded a net settlement amount of $141,000, $211,000 and $246,000, respectively. The Company has designated these swaps as cash flow hedges of variable future cash flows associated with its long-term debt. Changes in the fair value of these interest rate swaps are recognized as comprehensive income. The Company will continue to record subsequent changes in fair value of the swaps through comprehensive income during the period these instruments are designated as hedges.

6.    INVESTMENT IN DIRECT FINANCING LEASE

        In November 2003 the Company entered into an agreement to lease one of its MRI units. At inception of the agreement the Company had a note payable with National City Bank related to the unit. In connection with the agreement, the Company remained primarily responsible for the note payable, which is included in long-term debt at December 31, 2004 and 2003. This transaction has been treated as a direct financing lease in accordance with Statement of Financial Accounting Standard No. 13, Accounting for Leases. At inception of the lease the Company recorded an investment in direct financing lease of $1,095,000, net of unearned income of $86,000, representing the carrying value of the leased equipment. As of December 31, 2004 and 2003 the balance of the net investment in direct financing lease was $881,000 and $1,071,000, net of unearned income of $70,000 and $85,000, respectively.

        The future minimum lease payments of the direct financing lease as of December 31, 2004 are as follows:

Year Ending December 31
2005	$220,000
2006	237,000
2007	255,000
2008	239,000
Less: unearned income	(70,000)

$881,000

7.    RELATED PARTY TRANSACTIONS

        HNI is partially owned by two hospitals, Oaklawn Hospital ("Oaklawn") and Bronson Methodist Hospital ("Bronson"), that purchase imaging services from the Company. The Company earned imaging revenues from these hospitals totaling $774,000, $1,547,000 and $581,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Accounts receivable from Oaklawn and Bronson aggregated $61,000 and $56,000 at December 31, 2004 and 2003, respectively.

        The Company has a management agreement with Alliance to provide certain services, including management of promotional and marketing activities, management of all financial activities and long-term strategic planning, which includes new product and service development and introduction. The Company paid management services fees to Alliance totaling $1,077,000, $937,000 and $771,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

        The Company purchases, on an as-needed basis, all technical, accounting, billing and other support services from Alliance. Other support services include development of informational databases for regulatory compliance. The Company paid $196,000, $166,000 and $118,000 for these services for the years ended December 31, 2004, 2003 and 2002, respectively. Other liabilities include $409,000 and $303,000 owed to Alliance at December 31, 2004 and 2003, respectively, for reimbursable expenses paid by Alliance on the Company's behalf. These amounts are settled monthly.

        The Company rented MRI and CT diagnostic imaging equipment to Alliance on an as-needed basis during 2004, 2003 and 2002. The equipment rental revenue totaled $66,000, $31,000 and $900,000 in 2004, 2003 and 2002, respectively.

        The Company has a management agreement with HNI to provide certain services, including monitoring regulatory activities, maintaining current customer relations, developing prospective customers and developing new capital sources. Management fees paid totaled $445,000, $383,000 and $178,000 for the years ended December 31 2004, 2003 and 2002, respectively.

        In 2001, the Company entered into a 60-month lease with DIAA to provide MRI diagnostic imaging equipment to DIAA. The lease revenue from DIAA totaled $545,000 in 2004, 2003 and 2002.

        Beginning in 2001, the Company rented MRI diagnostic imaging equipment from DIAA on an as-needed basis. The equipment rental expense totaled $1,279,000, $879,000 and $825,000 in 2004, 2003 and 2002, respectively.

        The Company manages DIAA and receives a management fee from DIAA. Management services include management of promotional and marketing activities, management of all financial activities and long-term strategic planning. DIAA paid $96,000 to the Company for management services for each of the years ended December 31, 2004, 2003 and 2002.

* * * * * *

Offer to Exchange up to $150,000,000 of its
7 1/4% Senior Subordinated Notes due 2012
which have been registered under the Securities Act,
for up to $150,000,000 of its outstanding
7 1/4% Senior Subordinated Notes due 2012

PROSPECTUS

                        , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

        We are a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the "DGCL"), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

        Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer had no reasonable cause to believe his conduct was unlawful.

        Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

        Our certificate of incorporation provides for the elimination of liability of directors to the extent permitted under Section 102(b)(7) of the DGCL. Our bylaws provide for indemnification of our directors, officers, employees and other agents to the extent permitted by the DGCL. We carry policies of insurance which cover our individual directors and officers for legal liability and which would pay for expenses of indemnification of directors and officers on our behalf. We have entered into agreements with certain of our executive officers and directors that require us to indemnify such officers and directors against certain liabilities which may arise by reason of their status as officers and directors of us, including liabilities under the federal securities laws.

        The registration rights agreement entered into in connection with the sale of private notes requires us, on the one hand, and the holders of the private notes, on the other hand, under certain circumstances, to indemnify each other and their respective officers, directors and controlling persons against certain liabilities, including liabilities under the Securities Act, incurred in connection with the registration of the exchange notes.

Item 21. Exhibits and Financial Statement Schedules.

        A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated in this Item 21 by reference.

Item 22. Undertakings.

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(l)(i) and (a)(l)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (d)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (e)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on May 24, 2005.

ALLIANCE IMAGING, INC.
/s/ RUSSELL D. PHILLIPS, JR. Russell D. Phillips, Jr., Executive Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated:

Signature	Title	Date

/s/ PAUL S. VIVIANO Paul S. Viviano	Chairman and Chief Executive Officer (Principal Executive Officer)	May 24, 2005
/s/ R. BRIAN HANSON R. Brian Hanson	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 24, 2005
/s/ HOWARD K. AIHARA Howard K. Aihara	Vice President and Corporate Controller (Principal Accounting Officer)	May 24, 2005
/s/ ADAM H. CLAMMER* Adam H. Clammer	Director	May 24, 2005
/s/ MICHAEL W. MICHELSON* Michael W. Michelson	Director	May 24, 2005
/s/ JAMES C. MOMTAZEE* James C. Momtazee	Director	May 24, 2005
/s/ EDWARD L. SAMEK* Edward L. Samek	Director	May 24, 2005

/s/ NEIL F. DIMICK* Neil F. Dimick	Director	May 24, 2005
/s/ JAMES H. GREENE, JR.* James H. Greene, Jr.	Director	May 24, 2005
/s/ ANTHONY B. HELFET* Anthony B. Helfet	Director	May 24, 2005
* By:	/s/ RUSSELL D. PHILLIPS, JR. Russell D. Phillips, Jr. Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
4.1	Indenture dated as of December 29, 2004, by and between Alliance Imaging, Inc. and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K, filed with the SEC on December 30, 2004)
4.2
Registration Rights Agreement dated as of December 29, 2004, by and between Alliance Imaging, Inc. and Deutsche Bank Securities Inc., Citigroup Global Markets, Inc., Lehman Brothers Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated*
5.1	Opinion of Latham & Watkins LLP†
12.1	Statement of Computation of Ratios†
23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
23.2	Consent of Independent Registered Public Accounting Firm†
23.3	Consent of Independent Registered Public Accounting Firm†
24.1	Power of Attorney*
25.1	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Trust Company, N.A., as Trustee for the 7 1/4% Senior Subordinated Notes due 2012†
99.1	Letter of Transmittal with Respect to the Exchange Offer†
99.2	Notice of Guaranteed Delivery with Respect to the Exchange Offer†
99.3	Letter to DTC Participants Regarding the Exchange Offer†
99.4	Letter to Beneficial Holders Regarding the Exchange Offer†

*
Previously filed

†
Filed herewith

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TABLE OF CONTENTS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
The Exchange Offer
The Exchange Notes
Summary Historical Consolidated Financial and Other Data (in thousands, except per share data)
RISK FACTORS
Risks Related to Our Indebtedness
Risks Relating to Our Business
Risks Related to Government Regulation of Our Business
Risks Related to the Notes
REFINANCING TRANSACTIONS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION (in thousands)
SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA (in thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS
DESCRIPTION OF THE EXCHANGE NOTES
MATERIAL FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION BY REFERENCE
ALLIANCE IMAGING, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ALLIANCE IMAGING, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except per share amounts)
ALLIANCE IMAGING, INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (in thousands, except per share amounts)
ALLIANCE IMAGING, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)
ALLIANCE IMAGING, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (dollars in thousands)
ALLIANCE IMAGING, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 (dollars in thousands, excepts per share amounts)
ALLIANCE IMAGING, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) (in thousands)
ALLIANCE IMAGING, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited) (in thousands, except per share amounts)
ALLIANCE IMAGING, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (in thousands)
ALLIANCE IMAGING, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS March 31, 2005 (Unaudited) (Dollars in thousands, except per share amounts)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2004 AND 2003
ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Officers and Directors
  Item 21. Exhibits and Financial Statement Schedules.
  Item 22. Undertakings.
SIGNATURES
EXHIBIT INDEX